08048977

Annual Report 2007

Received SEC
PROCESSED
APR 2 4 2008
MAY 0 6 2008
Washington, DC 20549
THOMSON REUTERS

NVB
North Valley Bancorp

VISION

TO BE THE MOST SUCCESSFUL FINANCIAL SERVICE PROVIDER IN THE MARKETS WE SERVE.



MISSION

PROVIDE outstanding customer service in the delivery of competitive, innovative financial services and products.

ACHIEVE consistent superior-to-peer investment returns for our shareholders.

DEVELOP strong, mutually beneficial relationships with our customers.

CREATE an environment that provides opportunities for personal and professional growth.

Be a positive corporate citizen –

CONTRIBUTE

human and financial resources to a variety of worthwhile community activities.



MESSAGE TO OUR SHAREHOLDERS

2007 marked the year that demonstrated the strengths of North Valley Bancorp's employees, customers and shareholders. The inability to complete the proposed merger with Sterling Financial Corporation required renewed energy and focus to maintain the independence of our banking institution.

The strength of our banking team and the loyalty of our customers throughout a challenging year was recognized when North Valley Bank received the "2007 Best of North State" award* for financial institutions, for the second year in a row. This tribute illustrates our company's commitment to recruiting the best people, investing in new technology, and our passion for providing exceptional customer service in the communities we serve. These fundamentals have been integral to the company's franchise value for 35 years.

The Bank's financial performance through 2007 was reflective of the changing economy, the merger transaction that was not completed, and challenges presented by realigning the company's strategic goals. The current economic conditions emphasize the need for a clear focus on maintaining the consistency of the quality of our loan underwriting. The Bank's newer markets stretching from Sacramento to the North Bay area continue to provide growth opportunities, while our traditional markets provide invaluable strength of market share and continue to be our foundation.

The Company will continue to emphasize extraordinary customer service, retention of excellent employees, credit quality and deposit growth.





STATS

North Valley Bancorp continues to invest in its local communities by partnering with and supporting local non-profits and organizations. We take pride in our ability to provide financial support in addition to encouraging our employees to become active in making our communities a better place to live and work. North Valley Bank was voted "Best Company To Work For In Shasta County" in 2007.

We value our customers, shareholders, and employees. On behalf of our employees and Board of Directors, thank you for your continued support.



Michael J. Cushman
President and CEO



J. M. "Mike" Wells, Jr.
Chairman of the Board

* Redding "Record Searchlight" Readers' Poll

NET INCOME
(Thousands)

07	$6,534
06	$10,396
05	$9,149
04	$8,379
03	$7,971

DILUTED EARNINGS PER SHARE

07	$0.86
06	$1.36
05	$1.17
04	$1.17
03	$1.13

TOTAL RETURN PERFORMANCE



North Valley Bancorp
NASDAQ Composite
SNL $500M-$1B Bank Index
SNL Western Bank Index
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

TOTAL ASSETS
(Thousands)

07	$949,019
06	$905,673
05	$918,415
04	$866,231
03	$677,693

TOTAL LOANS
(Thousands)

07	$746.253
06	$659,793
05	$624,512
04	$553,345
03	$379,153

TOTAL DEPOSITS
(Thousands)

07	$736,739
06	$750,288
05	$746 690
04	$711,654
03	$598,314

BOARD OF DIRECTORS

North Valley Bancorp's Board of Directors consists of a diverse segment of business and community leaders. Their insightful guidance and leadership are invaluable, and we are pleased to list them in this report.



Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp
President and CEO since 1999.

J. M. "Mike" Wells, Jr., Chairman, Attorney at Law
Board member since 1973.
Board chairman since 2004.

William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.
Board member since 1997.

Dante "Dan" W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company
Board member since 1993.

Kevin D. Hartwick, Certified Public Accountant and Partner, Cholwell, Benz and Hartwick
Board member since 2000.

Dolores M. Vellutini, Businesswoman and Developer
Board member since 2000.

Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare
Board member since 1999.

Roger B. Kohlmeier, Retir
Investor, Member/Part Owr
Turn of the Century LLC
Board member since 2004.

Martin A. Mariani, Partner at Mariani Nut Co. and M&L Fruit Company
Board member since 2004.

BEST OF NORTH STATE

WORKING AS ONE TEAM, OUR EMPLOYEES EARNED NORTH VALLEY BANK THE "BEST OF NORTH STATE 2007" RECOGNITION FOR THE SECOND YEAR RUNNING.

2007 Best of the North State — Record Searchlight Redding.com

Best Of North State 2006 — Record Searchlight redding.com

BEST COMPANY TO WORK FOR

NORTH VALLEY BANK WAS VOTED "BEST COMPANY TO WORK FOR IN SHASTA COUNTY."





2007 ▫ PERFORMANCE HIGHLIGHTS

Business Banking

Our Business Banking Division continues to deliver solid growth and perform to expectations, and we are pleased with results in several key markets.

Continued concentration on expanding our market share in the high growth areas of Fairfield through Roseville, as well as the Santa Rosa markets, remains a key strategy. We know that long-term relationships hold our future success. Our commercial bankers take pride in their in-depth knowledge of our markets and know how to best offer their experience to our business clients. Each market is served by a Regional President and a team of seasoned banking professionals.

In 2008 we will add enhancements to our array of commercial services in the arena of 'premier banking services' designed exclusively for executives and business owners. In addition, we will focus on the continued expansion of our highly desirable *remote deposit manager* service, which is state of the art in functionality and efficiency. We plan for significant growth of this service as more businesses welcome the convenience of making deposits without leaving their place of business, seven days a week, 24 hours a day.

Personal Banking



The consumer side of our enterprise continued to perform well in 2007, providing low-cost core deposits to fund our asset growth initiatives.



Online Banking and BillPay services continued solid growth trends as new operating efficiencies and training initiatives were introduced to this fast growing business unit.

Enhancements to the Courtesy Overdraft Privilege Program continued during the year with an increased focus on skills training for employees within the department. The fully disclosed overdraft program is an integral product offering in our markets, well-received and utilized by our customers.

Providing the highest level of customer service in every business location or department is one of the Bank's top priorities. Service levels are monitored quarterly by an outside agency to ensure measurements are accurate. Composite service level scores in 2007 exceeded previous measurements, setting new levels of achievement and raising the bar to do even better in future years.

Our goals are set to grow the business both organically by offering more products to existing customers while growing externally through aggressive marketing campaigns. North Valley Bank brings value and commitment to making banking easier for our customers.

Corporate Compliance

During 2007, North Valley Bank continued its focus on strengthening enterprise risk management and corporate governance processes bank-wide. The increased importance and oversight of these areas will continue to be a priority as we move into 2008.

FROM FINANCIAL PERFORMANCE TO COMMUNITY INVOLVEMENT AND TEAM EXCELLENCE, NORTH VALLEY BANK CONTINUES TO BUILD ON ITS SUCCESS FOR AN EVEN MORE PROSPEROUS FUTURE.











CORPORATE CITIZENSHIP

The communities that North Valley Bank serves are the foundation of our success.

2007 Donation Allocation



9%
Healthcare
12%
Education
27%
Youth
52%
Community

As we reflect on the 35 years we've served our communities, a fundamental element of North Valley Bank's success is our role as a community contributor - both financially and through employee volunteerism.

Giving back to the communities we serve is paramount to our success. North Valley Bank supported more than 350 community endeavors in 2007; a sampling is showcased on these pages.

Marketfest, supporting Viva Downtown - Redding



As the premier sponsor of Viva Downtown's Marketfest, North Valley Bank proudly supported this weekly event that has become a tradition for Redding summers, bringing life into the heart of downtown Redding. Viva Downtown is dedicated to enhancing the cultural, social and economic development of downtown Redding, and worked to have Redding designated as a California Main Street Organization.

North Valley Bank was not only a sponsor for a number of 2007 events, but the North Valley Bank employees also participated.

Redwood Coast Jazz Festival – Eureka


MUSIC FESTIVALS

Making music and a better community! As a sponsor of the Redwood Coast Jazz Festival, North Valley Bank supports this non-profit organization dedicated to raising funds to support area programs that benefit seniors, as well as supporting and promoting youth music education.

American Red Cross – Real Heroes Celebration – Woodland



Helping to honor the heroes in our communities each year, North Valley Bank is a proud sponsor of this recognition event in several regions. Real Heroes honors local, everyday people whose actions exemplify the true spirit of heroism, courage, kindness, and unselfish character in their service to others.

American Cancer Society – Relay for Life – all regions



Our employees band together each year to support the American Cancer Society's Relay for Life, an event that represents the hope that those lost to cancer will never be forgotten, that those who face cancer will be supported, and that one day cancer will be eliminated. Hosting fundraising events throughout the year, North Valley Bank's "Banking on a Cure" teams are consistently among the highest contributors in each region.

LEADERSHIP AND TEAMWORK



Michael J. Cushman
President and Chief Executive Officer



Kevin R. Watson
Executive Vice President and
Chief Financial Officer



Scott R. Louis
Executive Vice President and
Chief Operating Officer





Roger D. Nash
Executive Vice President and
Chief Credit Officer



Gary S. Litzsinger
Executive Vice President and
Chief Risk Officer



Leo J. Graham
General Counsel and
Corporate Secretary

North Valley Bank

NORTH VALLEY BANK BUSINESS BANKING CENTER
300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

EUREKA DOWNTOWN AND BUSINESS BANKING CENTER
402 F Street
Eureka, CA 95501
(707) 443-8400

INVESTMENT SERVICES
Investors Marketplace
(through Essex National Securities, Inc.)
1327 South Street
Redding, CA 96001
(530) 243-0214

RESIDENTIAL REAL ESTATE CENTER
1844 Park Marina Drive
Redding, CA 96001
(530) 226-2930

ANDERSON
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

COTTONWOOD
(In Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

CRESCENT CITY
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

EUREKA MALL
800 W. Harris
Eureka, CA 95503
(707) 443-8488

FERNDALE
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

HAYFORK
7061 State Highway 3
Hayfork, CA 96041
(530) 628-5215

MCKINLEYVILLE
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

PALO CEDRO
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

BUENAVENTURA
(In Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

CHURN CREEK
2245 Churn Creek Road
Redding, CA 96002
(530) 226-2952

COUNTRY CLUB
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

ENTERPRISE
880 E. Cypress Avenue
Redding, CA 96002
(530) 226-2962

SOUTH STREET
1327 South Street
Redding, CA 96001
(530) 226-2920

WESTWOOD
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

SHASTA LAKE
4715 Shasta Dam Boulevard
Shasta Lake, CA 96019
(530) 226-2977

WEAVERVILLE
311 Main Street
Weaverville, CA 96093
(530) 623-5521

WILLITS
255 S. Main Street
Willits, CA 95490
(707) 459-5581

North Valley Bank
Business Bank

WOODLAND – REGIONAL HEADQUARTERS
630 Main Street
Woodland, CA 95695
(530) 668-5800

FAIRFIELD
711 Jefferson Street
Fairfield, CA 94533
(707) 429-3660

ROSEVILLE
378 N. Sunrise Boulevard, Suite 100
Roseville, CA 95661
(916) 783-2900

UKIAH
101 N. State Street, Suite A
Ukiah, CA 95482
(707) 467-2280

SANTA ROSA – REGIONAL HEADQUARTERS
100 B. Street, Suite 110
Santa Rosa, CA 95401
(707) 522-5480

North Valley Bancorp

NORTH VALLEY BANCORP ADMINISTRATION
300 Park Marina Circle
Redding, CA 96001
(530) 226-2900

Member FDIC
EQUAL HOUSING LENDER

2007 LOCATIONS MAP



OREGON
CALIFORNIA
Del Norte
Crescent City
Siskiyou
Modoc
McKinleyville
Shasta
Eureka
Weaverville
Shasta Lake
Ferndale
Redding
Hayfork
Palo Cedro
Lassen
Anderson
Humboldt
Cottonwood
Garberville
NEVADA
Trinity
Tehama
Plumas
Mendocino
Glenn
Butte
Sierra
Willits
Lake
Colusa
Sutter
Yuba
Nevada
Placer
Ukiah
80
El Dorado
Yolo
Roseville
Napa
Woodland
Sonoma
SACRAMENTO
Santa Rosa
80
Sacramento
Amador
Fairfield
Solano
Calaveras

SEC
Mail Processing
Section

AUG 2 4 2008

Washington, DC
104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________.

Commission file number 0-10652

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001
(Address of principal executive offices) (Zip code)
Registrant's telephone number, including area code (530) 226-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of class:	Name of each exchange on which registered:
Common Stock, no par value	The NASDAQ Global Select Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]   Accelerated filer [X]

Non-accelerated filer [ ]   Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $163,077,186 as of June 30, 2007.

The number of shares outstanding of common stock as of February 28, 2008, were 7,416,066.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. The Company owns 100% of its principal subsidiaries, North Valley Bank ("NVB"), North Valley Trading Company ("Trading Company"), which is inactive, North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank continued to operate as Six Rivers Bank, a division of North Valley Bank until April 18, 2005. Since April 18, 2005, those branches have operated as North Valley Bank branches. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a purchase transaction. Yolo Community Bank was a privately-held California banking corporation that commenced operations in 1998 and was headquartered in Woodland, California. Consideration paid was a combination of $9.5 million in cash and 741,697 shares of the Company's common stock. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged with and into North Valley Bank with North Valley Bank as the surviving institution. The information contained herein contains the results of operations of YCB from September 1, 2004.

On April 10, 2007, the Company entered into an Agreement and Plan of Merger ("Plan of Merger") with Sterling Financial Corporation, a Washington corporation ("Sterling"), pursuant to which the Company agreed to merge with and into Sterling (with Sterling being the surviving corporation), subject to approval of the proposed merger by the shareholders of the Company, the receipt of all necessary regulatory approvals, and the satisfaction of other closing conditions which are customary for such transactions. The shareholders of the Company approved the proposed merger at a special meeting of shareholders held on July 31, 2007, but consummation of the merger remained subject to the receipt of all necessary regulatory approvals (among other closing conditions). As of November 30, 2007, the deadline for closing specified in the Plan of Merger, Sterling had not received the necessary regulatory approvals and informed the Company that such approvals were not likely to be obtained in the near future, if at all. Based on Sterling's failure to meet the November 30, 2007 deadline and the advice of its financial and legal advisors, the Board of Directors of the Company unanimously concluded that it would be in the best interests of the Company and its shareholders to terminate the Plan of Merger and to continue to operate as an independent banking institution. As a result, notice of termination was given to Sterling, effective December 1, 2007, and on such date the Plan of Merger became void and of no further effect (except for certain limited purposes as set forth in the Plan of Merger).

At December 31, 2007 the Company had $949,019,000 in total assets, $746,253,000 in total loans and leases and $736,739,000 in total deposits. The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, and money market rate deposit accounts and time deposits, and making commercial, real estate and consumer loans. It also issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured member bank, NVB is also subject to regulation by the Board of Governors of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the legal limits thereupon. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB operates twenty-six banking offices in Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer, and Mendocino Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB relocated its branch in Shasta Lake to a new facility. NVB opened two super-market branches in 1998 located in Cottonwood, California and Redding, California. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center and the Company's Administrative offices moved to a new location at 300 Park Marina Drive in Redding, California. On August 5, 2002, NVB opened an Express Banking Center located at 2245 Churn Creek Road in Redding.

NVB has signed agreements with Essex National Securities, Inc., a registered broker-dealer, ("Essex") whereby Essex provides broker/dealer services and standardized investment advice to NVB customers. NVB shares in the fees and commissions paid to Essex on a pre-determined schedule. In 2006, majority ownership of Essex was acquired by Addison Avenue Financial Partners, a subsidiary of the Addison Avenue Federal Credit Union.

Junior Subordinated Debentures

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036. The Company may redeem the respective junior subordinated debentures earlier than the maturity date, with certain of the debentures being redeemable beginning in July 2006 and others being redeemable beginning in April 2008, July 2009 and March 2011. For more information about the trust preferred securities and the debentures see Note 10 to the Notes to Consolidated Financial Statements.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB is licensed by the California Commissioner of Financial Institutions (the "Commissioner"), NVB's deposits are insured by the FDIC, and NVB is a member of the Federal Reserve System. Consequently, NVB is subject to the supervision of, and is regularly examined by, the Commissioner and the Board of Governors of the Federal Reserve System ("FRB" or "Board of Governors"). Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB is required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and its subsidiary, NVB, are deemed to be "affiliates" within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans between affiliates, and (b) on investments by NVB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

The Board of Governors and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8% of its assets and commitments to extend credit, weighted by risk, of which at least 4% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2007, NVB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, Financial Statements and Supplementary Data and Note 18 to the Financial Statements incorporated by reference therein, for a listing of the Company's and Bank's risk-based capital ratios at December 31, 2007 and 2006.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action for insured financial institutions pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%. NVB is considered "well capitalized" under the framework for prompt corrective action.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent an FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines, including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

NVB currently has a rating of "satisfactory" for CRA compliance.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Company's subsidiary bank. The payment of cash dividends and/or management fees by NVB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company and NVB.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act created a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Patriot Act contains various provisions in addition to Sections 313(a) and 312 that affect the operations of financial institutions by encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The Company and North Valley Bank are not currently aware of any account relationships between North Valley Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act.

Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, and actions to restrict the use of the Patriot Act surveillance provisions were filed by the ACLU and other organizations. In March 2006, after temporary extensions of the Patriot Act, Congress passed and President Bush signed the "USA Patriot Act Improvement and Reauthorization Act of 2005, and the related Amendments Act of 2006," which reauthorized all expiring provisions of the Patriot Act by making permanent 14 of the 16 provisions and imposed a four-year expiration date in 2009 on the other two provisions related to "roving surveillance" and production of business records.

The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation could increase compliance costs and thereby potentially may have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), legislation designed to address certain issues of corporate governance and accountability. The key provisions of the Act and the rules promulgated by the SEC pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.

- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards of professional conduct for attorneys, requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, to another board committee or to the entire board of directors regarding certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date on which an obligation to report is triggered.
- Accelerated filing requirements for reports on Forms 10-K and 10-Q by public companies which qualify as "accelerated filers," with a phased-in reduction of the filing deadline for Form 10-K and Form 10-Q.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the SEC.
- Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Company's securities are listed on the NASDAQ Global Select Market. Consequently, in addition to the rules promulgated by the SEC pursuant to the Act, the Company must also comply with the listing standards applicable to all NASDAQ listed companies. The NASDAQ listing standards applicable to the Company include standards related to (i) director independence, (ii) executive session meetings of the board, (iii) requirements for audit, nominating and compensation committee charters, membership qualifications and procedures, (iv) shareholder approval of equity compensation arrangements, and (v) code of conduct requirements that comply with the code of ethics under the Act.

The effect of the Act upon the Company is uncertain; however, the Company has incurred and it is anticipated that it will continue to incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission, NASDAQ and other regulatory agencies having jurisdiction over the Company or the issuance and listing of its securities. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

The California Corporate Disclosure Act

Effective January 1, 2003, the California Corporate Disclosure Act (the "CCD Act") required publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. Effective September 28, 2004, the CCD Act, as currently in effect and codified at California Corporations Code Section 1502.1, requires the Company to file with the California Secretary of State and disclose within 150 days after the end of its fiscal year certain information including the following:

- The name of the company's independent auditor and a description of services, if any, performed for a company during the previous two fiscal years and the period from the end of the most recent fiscal year to the date of filing;
- The annual compensation paid to each director and the five most highly compensated non-director executive officers (including the CEO and CFO) during the most recent fiscal year, including all plan and non-plan compensation for all services rendered to a company as specified in Item 402 of Regulation S-K such as grants, awards or issuance of stock, stock options and similar equity-based compensation;

- A description of any loans made to a director at a "preferential" loan rate during the company's two most recent fiscal years, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- A description of any material pending legal proceedings other than ordinary routine litigation as specified in Item 103 of Regulation S-K and a description of such litigation where the company was found legally liable by a final judgment or order.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2007, commercial and savings banks in competition with the Company had 457 banking offices in the counties of Del Norte, Humboldt, Mendocino, Placer, Shasta, Solano, Sonoma, Trinity and Yolo where the Company operates. In those 457 banking offices (which includes the Company's 26), there were $26.0 billion in total deposits of which the Company had an overall share of 2.85%. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage over the Company because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. As of December 31, 2007, NVB's lending limit to any one borrower is $30,211,000 on a fully secured basis and $18,126,000 on an unsecured basis. These limits are adequate in most instances to compete for lending relationships within the markets we currently serve.

In order to compete with the major financial institutions in its primary service areas, the Company, through NVB, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company. NVB also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in the Bank's investment portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

Monetary and Fiscal Policies

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

Deposit Insurance

The Federal Deposit Insurance Reform Act of 2005 (the "Reform Act") had the effect of merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new Deposit Insurance Fund ("DIF"). This change was made effective on March 31,

2006. The FDIC released final regulations under the Reform Act on November 2, 2006 that establish a revised risk-based deposit insurance assessment rate system for members of the DIF to insure, among other matters, that there will be sufficient assessment income for repayment of DIF obligations and to further refine the differentiation of risk profiles among institutions as a basis for assessments. Under the new assessment rate system, the FDIC set the assessment rates (effective January 1, 2007) for most institutions from $0.05 to $0.07 per $100 of insured deposits and established a Designated Reserve Ratio ("DRR") for the DIF during 2007 of 1.25% of insured deposits.

The new assessment rate system consolidates the nine categories of the prior assessment system into four categories (Risk Categories I, II, III and IV) and three Supervisory Groups (A, B and C) based upon institution's capital levels and supervisory ratings. Risk Category I includes all well capitalized institutions with the highest supervisory ratings. Risk Category II includes adequately capitalized institutions that are assigned to Supervisory Groups A and B. Risk Category III includes all undercapitalized institutions that are assigned to Supervisory Groups A and B and institutions assigned to Supervisory Group C that are not undercapitalized but have a low supervisory rating. Risk Category IV includes all undercapitalized institutions that are assigned to Supervisory Group C. NVB does not expect its assessment for 2008 compared to its assessment for 2007 to increase by an amount that will have a material adverse effect on the Company's results of operations.

Interstate Banking

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

National Banks

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

Glass-Steagall Act

The Financial Services Modernization Act of 1999 (the "FSMA") eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of FSMA was to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

Other Legislation and Regulation

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary bank.

Employees

At December 31, 2007, the Company had approximately 432 employees, (which includes 397 full-time equivalent employees). None of the Company's employees are represented by a labor union and management considers its relations with employees are good.

Website Access

Information on the Company and its subsidiary banks may be obtained from the Company's website www.novb.com. Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto are available free of charge on the website as soon as they are published by the SEC through a link to the Edgar reporting system maintained by the SEC. Simply select the "About NVB Bancorp" menu item, then click on "Shareholder Relations" and then select the "SEC Filings" link. Also made available through the Company's website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than ten percent of the outstanding shares of such stock. Information on the Company website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Dependence on Key Employees. The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our chief executive officer and other key officers. Our key officers have extensive experience in the banking industry which is not easily replaced. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. The Company very actively recruits for all open positions and management believes that employee relations are good.

Growth Strategy. The Company pursued and continues to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. The Company may not be able to sustain this growth strategy without establishing new branches or new products. Therefore, the Company may expand in our current market by opening or acquiring branch offices or may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. The Company cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses. In addition, growth through acquisitions represents a component of our business strategy. The need to integrate the operations and personnel of acquired banks and branches may not always be successfully accomplished. Any inability to improve operating performance through integration and/or merger of operations, functions or banks could increase expenses and impact the Company's performance.

Governmental Fiscal and Monetary Policies. The business of banking is affected significantly by the fiscal and monetary policies of the federal government and its agencies. Such policies are beyond the control of the Company. The Company is particularly affected by the policies established by the Board of Governors in relation to the supply of money and credit in the United States. The instruments of monetary policy available to the Board of Governors can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on the Company's business, results of operations and financial condition.

Geographic Concentration. All of the business of the Company is located in the State of California and the banking offices of the Company are located in the Northern California Counties of Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer and Mendocino. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those counties. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, and adverse economic conditions could reduce our growth rate, or affect the ability of our customers to repay their loans, and generally impact our financial condition and results of operations. Economic conditions in the State of California are subject to various uncertainties at this time, including the budgetary and fiscal difficulties facing the State Government. The Company can provide no assurance that conditions in the California economy will not deteriorate or that such deterioration will not adversely affect the Company.

Commercial Loans. As of December 31, 2007, approximately 12% of our loan portfolio consisted of commercial business loans, which may have a higher degree of risk than other types of loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2007, real estate served as the principal source of collateral with respect to approximately 77% of the Company's loan portfolio. A substantial decline in the economy in general, or a decline in real estate values in the Company's primary operating market areas in particular, could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of mortgage-backed securities included in the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Construction and Development Loans. At December 31, 2007, real estate construction loans totaled $225.8 million, or 30% of the total loan portfolio. Residential construction loans, including land acquisition and development, totaled $163.6 million or 72% of the Company's real estate construction portfolio, and 22% of the total loan portfolio. Construction, land acquisition and development lending involve additional risks because funds are advanced on the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, speculative construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the completion of the project and the ability of the borrower to sell the property, rather than the ability of the borrower or the guarantor to repay the principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan, a well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time.

Allowance for Loan and Lease Losses. Like all financial institutions, the Company maintains an allowance for loan and lease losses to provide for loan or lease defaults and non-performance, but its allowance for loan and lease losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for the common stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 7,413,066 were outstanding at December 31, 2007. Pursuant to its stock option plans, at December 31, 2007, the Company had outstanding options to purchase 723,642 shares of common stock. As of December 31, 2007, 1,162,649 shares of common stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of the Company common stock in the public market could adversely affect the market price of common stock.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

Business Confidence Uncertainty. The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

No comments have been submitted to the registrant by the staff of the Securities and Exchange Commission.

ITEM 2. DESCRIPTION OF PROPERTIES

At December 31, 2007, the net book value of the Company's properties (including land and buildings) and its furniture, fixtures and equipment was $12,431,000. The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises, both owned and leased. The leases indicated below expire between June, 2008 and December, 2015. The Company believes that it will be able to renew the leases or obtain comparable premises as and when they expire.

Description	Office Type	Owned/Leased
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/ Branch	Leased
Park Marina	Branch	Leased
Data Processing/Administrative	Data Processing/Administrative	Owned
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned
Woodland	Administrative/ Branch	Leased
Fairfield	Branch	Leased
Roseville	Branch	Leased
Santa Rosa	Branch	Leased
Ukiah	Branch	Leased

From time to time, the Company, through NVB, acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Annual Meeting of Shareholders of North Valley Bancorp was held on Thursday, December 20, 2007. Shareholders of the Company approved the following proposals:

1. To elect the following six (6) nominees as Director of the Company for a one year term:

   Michael J. Cushman
   William W. Cox
   Dante W. Ghidinelli
   Kevin D. Hartwick
   Roger B. Kohlmeier
   Dolores M. Vellutini

   The term of office of the following directors continued after the Annual Meeting: J.M. "Mike" Wells, Jr., Royce L. Friesen, and Martin A. Mariani.

2. To ratify the appointment of Perry-Smith LLP as Independent Auditor for the Company for 2007.

   Results of the election are presented below:

Annual Meeting of Shareholders
Thursday, December 20, 2007

Total Shares Outstanding:	7,374,884	
Total Shares Voted:	5,536,095	75%

Proposal 1:

Nominees	**For**	**Percent of Quorum**	**Withheld**	**Percent of Quorum**	**Abstain**	**Percent of Quorum**
Michael J. Cushman	5,243,233	94.7%	292,862	5.3%		
William W. Cox	5,364,825	96.9%	171,270	3.1%		
Dante W. Ghidinelli	5,370,974	97.0%	165,121	3.0%		
Kevin D. Hartwick	5,379,199	97.2%	156,896	2.8%		
Roger B. Kohlmeier	5,376,199	97.1%	159,896	2.9%		
Doloroes M. Vellutini	5,375,874	97.1%	160,221	2.9%		
Proposal 2:						
Perry-Smith LLP	5,483,854	99.1%	9,387	0.2%	42,854	0.8%

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The North Valley Bancorp common stock is listed and trades on the NASDAQ Global Select Market under the symbol "NOVB." The shares were first listed with the NASDAQ Stock Market in April 1998. The table below summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2007 as reported on the NASDAQ Global Select Market and the cash dividends declared on the common stock during the same period.

	Price of Common Stock		Cash Dividends
	High	Low	Declared
2007			
First Quarter	$ 26.00	$ 17.57	$ 0.10
Second Quarter	25.65	21.51	0.10
Third Quarter	24.32	17.47	0.10
Fourth Quarter	23.60	12.13	0.10
2006			
First Quarter	$ 18.03	$ 17.41	$ 0.10
Second Quarter	18.00	15.90	0.10
Third Quarter	17.71	15.75	0.10
Fourth Quarter	18.98	17.25	0.10

The Company had approximately 801 registered shareholders of record as of December 31, 2007.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See Note 18 to the Consolidated Financial Statements for information related to dividend matters including information regarding certain limitations on payment of dividends.

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2002 with the NASDAQ Composite Index, the SNL $500 million - $1 billion Bank Index, and SNL Western Bank Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100.00 on December 31, 2002.



Total Return Performance
North Valley Bancorp
NASDAQ Composite
SNL Bank $500M-$1B Index
SNL Western Bank Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
North Valley Bancorp	100.00	130.34	169.81	159.20	168.90	122.09
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank $500M-$1B Index	100.00	144.19	163.41	170.41	193.81	155.31
SNL Western Bank Index	100.00	135.46	153.94	160.27	180.84	151.05

ITEM 6. SELECTED FINANCIAL DATA

NORTH VALLEY BANCORP

(Dollars in thousands, except per share data)

FOR THE YEARS ENDED DECEMBER 31	2007	2006	2005	2004	2003
SUMMARY OF OPERATIONS					
Total interest income	$ 59,524	$ 57,179	$ 50,678	$ 38,937	$ 35,100
Total interest expense	18,638	14,685	9,703	7,507	7,527
Net interest income	40,886	42,494	40,975	31,430	27,573
Provision for loan and lease losses	2,050	975	930	271	-
Net interest income after provision for loan and lease losses	38,836	41,519	40,045	31,159	27,573
Total noninterest income	11,159	12,650	11,214	9,456	11,265
Total noninterest expense	40,386	39,615	37,592	28,658	27,262
Income before provision for income taxes	9,609	14,554	13,667	11,957	11,576
Provision for income taxes	3,075	4,158	4,518	3,578	3,605
Net income	$ 6,534	$ 10,396	$ 9,149	$ 8,379	$ 7,971
Performance ratios:					
Return on average assets	0.72%	1.15%	1.01%	1.08%	1.19%
Return on average equity	8.31%	14.48%	13.42%	16.54%	16.66%
Capital ratios:					
Risk based capital:					
Tier I (4% minimum ratio)	12.00%	10.21%	10.12%	10.60%	12.34%
Total (8% minimum ratio)	10.43%	11.88%	11.92%	11.73%	13.77%
Leverage ratio	10.29%	9.66%	8.87%	7.89%	8.49%
BALANCE SHEET DATA AT DECEMBER 31					
Total assets	$ 949,019	$ 905,673	$ 918,415	$ 866,231	$ 677,693
Investment securities and federal funds sold	$ 104,372	$ 144,323	$ 172,149	$ 219,734	$ 224,010
Net loans and leases	$ 735,498	$ 650,962	$ 616,648	$ 546,128	$ 372,660
Deposits	$ 736,739	$ 750,288	$ 746,690	$ 711,654	$ 598,314
Shareholders' equity	$ 81,471	$ 75,491	$ 71,801	$ 65,448	$ 46,053
COMMON SHARE DATA					
Earnings per share (1)					
Basic	$ 0.89	$ 1.41	$ 1.23	$ 1.24	$ 1.19
Diluted	$ 0.86	$ 1.36	$ 1.17	$ 1.17	$ 1.13
Book value per share (2)	$ 10.99	$ 10.34	$ 9.58	$ 8.95	$ 7.10
Cash dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividend payout ratio	45.12%	29.41%	34.20%	34.20%	35.40%
Shares outstanding	7,413,066	7,300,914	7,497,599	7,311,726	6,488,073

(1) All share and per share amounts have been adjusted to give effect to a three for two stock split on May 15, 2003.

(2) Represents shareholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General. North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact the accounting for such transactions could change.

A summary of the Company's most significant accounting policies and accounting estimates is contained in Note 1 to the consolidated financial statements. An accounting estimate recognized in the financial statements is a critical accounting estimate if the accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could reasonably have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the Company's financial condition, changes in financial condition, or results of operations. Management considers the Company's allowance for loan and lease losses, pro forma costs related to the Company's share-based payments programs, and management's assessment of goodwill and investment impairment to be critical accounting policies.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is based on the probable estimated losses in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

Stock Based Compensation. At December 31, 2007, the Company had three stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 1 and 13 to the Consolidated Financial Statements included herein in Item 8 – Financial Statements and Supplementary Data. Prior to January 1, 2006, the Company accounted for the plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board ("FASB") Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123") and FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment ("Statement 123 (R)"), using the modified prospective transition method. Under this transition method, compensation cost recognized in fiscal year 2006 and 2007 includes: (a) compensation cost for all share-based payments vesting during 2006 that were granted prior to, but not yet vested as of, January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of Statement 123 and (b) compensation cost for all share-based payments vesting during 2006 and 2007 that were granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R).

Critical assumptions that are assessed in computing the fair value of share-based payments include stock price volatility, expected dividend rates, the risk free interest rate and the expected lives of such options. Compensation cost recorded is net of estimated forfeitures expected to occur prior to vesting. For further information on the computation of the fair value of share-based payments, see Note 1 and 13 to the Consolidated Financial Statements.

Goodwill. Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill of $15,187,000 was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually. Management conducted its assessment of impairment during the fourth quarter of 2007 and based on its evaluation determined that there was no impairment.

Impairment of Investment Securities. Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, the financial condition of the issuer, rating agency changes related to the issuer's securities and the intent and ability of the Bank to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. During the fourth quarter of 2007, the Company recognized impairment on its FNMA Preferred Stock of $1,716,000. The Company had purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and took a write-down to its December 31, 2007 market value of $32.84 per share.

Accounting for Income Taxes. The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

The provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) have been applied to all tax positions of the Company as of January 1, 2007. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. Only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized upon adoption. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest expense associated with unrecognized tax benefits is classified as interest expense in the consolidated statement of income. Penalties associated with unrecognized tax benefits is classified as other expense in the consolidated statement of income.

Business Organization

North Valley Bancorp (the "Company") is a bank holding company for NVB, a state-chartered, Federal Reserve Member bank. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with twenty-six branches in Northern California including two supermarket branches. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

The acquisition of Yolo Community Bank ("YCB") on August 31, 2004 was accounted for under the purchase method of accounting. YCB changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged into North Valley Bank.

On April 10, 2007, the Company entered into an Agreement and Plan of Merger ("Plan of Merger") with Sterling Financial Corporation, a Washington corporation ("Sterling"), pursuant to which the Company agreed to merge with and into Sterling (with Sterling being the surviving corporation), subject to approval of the proposed merger by the shareholders of the Company, the receipt of all necessary regulatory approvals, and the satisfaction of other closing conditions which are customary for such transactions. The shareholders of the Company approved the proposed merger at a special meeting of shareholders held on July 31, 2007, but consummation of the merger remained subject to the receipt of all necessary regulatory approvals (among other closing conditions). As of November 30, 2007, the deadline for closing specified in the Plan of Merger, Sterling had not received the necessary regulatory approvals and informed the Company that such approvals were not likely to be obtained in the near future, if at all. Based on Sterling's failure to meet the November 30, 2007 deadline and the advice of its financial and legal advisors, the Board of Directors of the Company unanimously concluded that it would be in the best interests of the Company and its shareholders to terminate the Plan of Merger and to continue to operate as an independent banking institution. As a result, notice of termination was given to Sterling, effective December 1, 2007, and on such date the Plan of Merger became void and of no further effect (except for certain limited purposes as set forth in the Plan of Merger).

Overview

For the year ended December 31, 2007, the Company recorded net income of $6,534,000 for a decrease of $3,862,000, or 37.1%, from the $10,396,000 reported in 2006. Diluted earnings per share were $0.86 for 2007, a 36.8% decrease from the $1.36 for 2006. For 2007, the Company realized a return on average shareholders' equity of 8.31% and a return on average assets of 0.72%, as compared to 14.48% and 1.15% for 2006.

During 2007, total assets increased $43,346,000, or 4.8%, to $949,019,000 at year end. The Company was successful in moving more of its earning assets into the loan portfolio as loans increased $86,460,000, or 13.1%, and totaled $746,253,000 at December 31, 2007. The loan to deposit ratio at year end 2007 was 101.3% as compared to 87.9% at year end 2006. Total deposits declined $13,549,000, or 1.8%, to $736,739,000 at year end 2007. For the year ended December 31, 2007, the Company declared quarterly dividends totaling $2,948,000, or $0.40 per share, to stockholders of the Company.

The overall economic environment began to slow in the second quarter of 2007 in the Company's primary market area. The slowdown has continued into 2008, and management expects a continued slowing trend throughout the year. Interest and fees earned on loans and leases increased $3,471,000, or 6.9%, to $53,712,000 in 2007. Increased loan volume accounted for $3,311,000 of the increase. Although the Federal Reserve Board's Open Market Committee (FOMC) reduced rates 100 basis points in three rate changes during the last four months of 2007, the average yield on the Company's loan and lease portfolio increased to 7.85% from 7.82% in 2006. The rate increase added $160,000 to interest income on loans. On a tax-equivalent basis, interest on investments and other earning assets decreased $1,408,000 to a total of $5,973,000 due primarily to a lower volume of investment securities.

Due to the higher interest rates throughout most of 2007, the average rate paid on interest bearing liabilities increased to 2.91% from 2.32% in 2006. The higher rates accounted for $3,409,000 of the $3,953,000, or 86.2%, of the total increase in interest expense for the year. Average total interest bearing liabilities increased $7,459,000 in 2007.

The net interest margin for 2007 was 5.09% which was a 31 basis point decrease from the net interest margin of 5.40% achieved in 2006. The net interest margin contracted each quarter throughout 2007 as the increase in the cost of interest bearing deposits and borrowed funds outpaced the increases in the yields on earning assets through the year.

Loan portfolio quality remained good throughout 2007 although the effect of the economy and the real estate market resulted in an increase in the ratio of nonperforming and restructured loans to total loans at December 31, 2007 to 0.24% compared to 0.07% at 2006 year-end.

Results of Operations

Net Interest Income and Net Interest Margin (fully taxable equivalent basis). Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. Net interest margin is net interest income expressed as a percentage of average earning assets. These items have been adjusted to give effect to $559,000, $723,000 and $759,000 in taxable-equivalent interest income on tax-free investments for the years ending December 31, 2007, 2006 and 2005.

Net interest income for 2007 was $41,445,000, a $1,772,000, or a 4.1%, decrease from net interest income of $43,217,000 in 2006. Interest income increased $2,181,000, or 3.8%, to $60,083,000 in 2007 due primarily to higher volume of earning assets, the change in mix of those assets to higher yielding loans and secondarily due to slightly increased yields on earning assets. The average loans outstanding increased $42,339,000, or 6.6%, to $684,506,000. This higher loan volume added $3,311,000 to interest income. The average yield earned on the loan portfolio increased 3 basis points to 7.85% for 2007. This increase added $160,000 to interest income. The total increase to interest income from the loan portfolio was $3,471,000, which was offset in part by the effect of lower average balances in the investment portfolio. The average balance of the investment portfolio decreased $30,788,000, or 20.2%, which accounted for a $1,489,000 decrease in interest income somewhat offset by the increase in average yield of 7 basis points, or $81,000. Yields earned on the investment portfolio in 2007 increased by 7 basis points to 4.90% as some of the lower yield and shorter duration securities matured.

Interest expense in 2007 increased $3,953,000, or 26.9%, to $18,638,000. The largest increase was in time certificates of deposits as the average rates paid on these accounts increased 88 basis points to 4.60%. This rate increase added $1,918,000 to interest expense. The next largest increase to interest expense was related to an increase in average rate paid on savings and money market accounts, which increased 54 basis points to 1.88%. This rate increase added $1,057,000 to interest expense which was slightly offset due to lower average balances in 2007 compared to 2006. The average rate paid on borrowings increased 37 basis points to 5.87% for 2007 compared to 5.50% for 2006. This increase in average rate paid was more than offset by a decrease in average balance of borrowed funds in 2007 compared to 2006.

The net interest margin for 2007 decreased 31 basis points to 5.09% from 5.40% in 2006. The net interest margin for the 4th quarter of 2007 was 4.89%, which was a 52 basis point decline from 5.41% in the 4th quarter of 2006 and a 17 basis point decline from the 3rd quarter of 2007.

In 2006, net interest income was $43,217,000 an increase of $1,483,000, or 3.6%, from $41,734,000 for 2005. The increase in net interest income in 2006 was due to an increase in interest income of $6,465,000 partially offset with an increase in interest expense of $4,982,000. During 2006, average interest-earning assets increased by $567,000 from 2005 and the average yield on those assets increased from 6.43% in 2005 to 7.23% in 2006. The increase in net interest income during 2006 was primarily due to a larger volume of loans as a percentage of earning assets compared to 2005.

Average interest-bearing liabilities decreased from $634,467,000 in 2005 to $633,461,000 in 2006. The average rate paid on interest-bearing liabilities increased from 1.53% in 2005 to 2.32% in 2006 resulting in an increase in interest expense of $4,982,000.

The net interest margin for 2006 was 5.40% as compared to 5.22% for 2005. The increase in the net interest margin in 2006 was largely a result of the increase in average loans and an increase in yield on loans partially offset by an increase in rate paid on interest bearing liabilities.

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years.

Average Daily Balance Sheets
(Dollars in thousands, except percentages)

	2007			2006			2005		
	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount
Assets									
Federal funds sold	$ 7,586	5.25%	$ 398	$ 5,747	4.87%	$ 280	$ 17,704	3.10%	$ 548
Investments:									
Taxable securities	94,475	4.37%	4,130	117,894	4.25%	5,011	155,477	3.82%	5,944
Nontaxable securities(1)	20,917	6.78%	1,418	22,864	6.87%	1,570	24,536	6.93%	1,700
FNMA preferred stock (1)	6,622	6.42%	425	12,049	6.64%	800	12,039	6.40%	771
Interest earning deposits		N/A		-	N/A	-	85	2.35%	2
Total investments	122,014	4.90%	5,973	152,807	4.83%	7,381	192,137	4.38%	8,417
Total loans and leases (2)(3)	684,506	7.85%	53,712	642,167	7.82%	50,241	590,313	7.19%	42,472
Total earning assets/interest income	814,106	7.38%	60,083	800,721	7.23%	57,902	800,154	6.43%	51,437
Noneaming assets	100,205			108,884			111,591		
Allowance for loan and lease losses	(9,025)			(8,332)			(7,585)		
Total noneaming assets	91,180			100,552			104,006		
Total assets	$ 905,286			$ 901,273			$ 904,160		
Liabilities and Stockholders' Equity									
Transaction accounts	$ 157,197	0.48%	$ 753	$ 166,156	0.37%	$ 616	$ 195,468	0.43%	$ 833
Savings and money market	193,498	1.88%	3,646	202,722	1.34%	2,713	202,727	0.85%	1,727
Time deposits	219,685	4.60%	10,098	179,832	3.72%	6,697	158,988	2.40%	3,813
Other borrowed funds	70,540	5.87%	4,141	84,751	5.50%	4,659	77,284	4.31%	3,330
Total interest bearing liabilities/interest expense	640,920	2.91%	18,638	633,461	2.32%	14,685	634,467	1.53%	9,703
Noninterest bearing deposits	174,457			185,281			190,183		
Other liabilities	11,242			10,736			11,349		
Total liabilities	826,619			829,478			835,999		
Stockholders' equity	78,667			71,795			68,161		
Total liabilities and stockholders' equity	905,286			901,273			904,160		
Net interest income			$ 41,445			$ 43,217			$ 41,734
Net interest spread		4.47%			4.91%			4.90%	
Net interest margin (4)		5.09%			5.40%			5.22%	

(1) Tax-equivalent basis; nontaxable securities are exempt from federal taxation.
(2) Loans on nonaccrual status have been included in the computations of averages balances.
(3) Includes loan fees of $1,524, $1,347, and $2,099 for years ended December 31, 2007, 2006 and 2005.
(4) Net interest margin is determined by dividing net interest income by total average earning assets.

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate
(Dollars in thousands)

	2007 Compared to 2006			2006 Compared to 2005		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest Income						
Interest on Federal funds sold	$ 90	$ 28	$ 118	$ (371)	$ 103	$ (268)
Interest on investments:						
Taxable securities	(995)	114	(881)	(1,436)	503	(933)
Nontaxable securities	(134)	(18)	(152)	(116)	(15)	(131)
FNMA preferred stock	(360)	(15)	(375)	1	28	29
Interest bearing deposits in other financial institutions				(2)		(2)
Total investments	(1,489)	81	(1,408)	(1,553)	516	(1,037)
Interest on loans and leases	3,311	160	3,471	3,728	4,042	7,770
Total interest income	1,912	269	2,181	1,804	4,661	6,465
Interest Expense						
Transaction accounts	$ (33)	$ 170	$ 137	$ (126)	$ (91)	$ (217)
Savings and money market	(124)	1,057	933		986	986
Time deposits	1,483	1,918	3,401	500	2,384	2,884
Other borrowed funds	(782)	264	(518)	322	1,007	1,329
Total interest expense	544	3,409	3,953	696	4,286	4,982
Total change in net interest income	$ 1,368	$ (3,140)	$ (1,772)	$ 1,108	$ 375	$ 1,483

Provision for Loan and Lease Losses. The provision for loan and lease losses corresponds to management's assessment as to the inherent risk in the portfolio for potential losses. The provision adjusts the balance in the allowance for loan and lease so that the allowance is adequate to provide for the potential losses based upon historical experience, current economic conditions, the mix in the portfolio and other factors necessary in estimating these losses. For further information, see discussion under "Allowance for Loan and Lease Losses" on page 35.

The Company provided $2,050,000 in 2007, $975,000 in 2006 and $930,000 in 2005 for loan and lease losses. Loan charge-offs, net of recoveries were $126,000 in 2007, $8,000 in 2006 and $283,000 in 2005. The ratio of net charge-offs to average loans and leases outstanding were 0.02% in 2007, 0.00% in 2006 and 0.05% in 2005. The ratio of the allowance for loan and lease losses to total loans and leases was 1.44% in 2007, 1.34% in 2006 and 1.26% in 2005.

Noninterest Income. The following table is a summary of the Company's noninterest income for the years ended December 31(in thousands):

	2007	2006	2005
Service charges on deposit accounts	$ 6,870	$ 6,437	$ 5,540
Other fees and charges	3,730	3,186	2,653
Increase in cash value of life insurance	1,276	1,211	1,078
Gain on sale of loans	153	399	690
(Loss) gain on sales, calls and impairment of securities	(1,752)	(3)	117
Other	882	1,420	1,136
Total	$ 11,159	$ 12,650	$ 11,214

Total noninterest income decreased $1,491,000, or 11.8%, to $11,159,000 in 2007 from $12,650,000 for the year ended December 31, 2006. Increase in income from the service charges on deposit accounts and other fees and charges were due to increased debit card activity, specifically point-of-sale and foreign ATM use. Noninterest income from gain on sale of loans decreased in 2007 due to less origination of loans for sale and the decision in the fourth quarter of 2006 to retain these loans in the portfolio. Our mortgage strategy shifted at the end of 2006 and throughout 2007 to retain these conforming loans in the portfolio that in the past were sold to Freddie Mac to better diversify the loan portfolio and also add fixed rate mortgages in an anticipation of a declining rate environment, but continue to sell the jumbo mortgage loans. The decrease in other income was largely due to a gain on sale of Bank property in 2006 and a decrease in sales volumes of annuity and security products to customers during 2007. The increase in the loss on sales, calls and impairment of securities is a result of a fourth quarter 2007, pre-tax write-down of $1,716,000 of a FNMA Preferred Stock investment identified as impaired. The Company had purchased 100,000 shares of the security in June 2003 at par, $50.00 per share, and took a write-down to its December 31, 2007 market value of $32.84 per share. This impairment was the primary reason for the decrease in noninterest income. In 2006, noninterest income increased $1,436,000, or 12.8%, to $12,650,000 from $11,214,000 in 2005. The increase in 2006 was mainly the result of increases in service charges on deposit accounts and an increase in other fees and charges. These increases were partially offset by a decrease in gains on loan sales recorded in 2006 compared to 2005. In 2005, the Company was selling nearly all fixed rate 30- and 15- mortgages to reduce interest rate risk and keep the duration of the loan portfolio relatively short during 2005. Other noninterest income increased in 2006 compared to 2005 due to a gain on sale of Bank property.

Noninterest Expense. The following table is a summary of the Company's noninterest expense for the years ended December 31 (in thousands):

	2007	2006	2005
Salaries and benefits	$ 21,674	$ 21,775	$ 19,784
Occupancy	3,075	3,023	2,724
Data processing	2,227	2,300	1,928
Equipment	2,029	2,153	2,160
Professional services	1,572	1,583	1,546
ATM and online banking	986	845	755
Marketing	959	1,139	1,011
Operations expense	881	848	953
Printing and supplies	700	715	606
Amortization of intangibles	651	651	651
Director	579	575	361
Postage	524	563	584
Messenger	348	289	490
Other	4,181	3,156	4,039
Total	$ 40,386	$ 39,615	$ 37,592

Total noninterest expense increased $771,000, or 2.0%, to $40,386,000 in 2007 compared to $39,615,000 in 2006. The largest increase was in other noninterest expense which increased $1,025,000, or 32.5% primarily driven by certain merger and acquisition expenses of $760,000 associated with the terminated merger with Sterling Financial Corporation. Salary and benefits decreased $101,000, or 0.5%, due to a reduction in total FTE's for the Company offset by normal salary and benefit cost increases. Professional services were flat year-over-year but include $378,000 of expenses associated with the terminated merger with Sterling Financial Corporation. The primary reason for the year-over-year increase in total noninterest expense of $771,000 was the $1,242,000 of merger-related expenses, as most of the other noninterest expenses showed modest increases or decreases in 2007 compared to 2006.

Total noninterest expense increased $2,023,000, or 5.4%, to $39,615,000 in 2006 compared to $37,592,000 in 2005. The largest increase was in salaries and benefits which increased $1,991,000, or 10.1%. Salary increases were due to the Company's continued investment in higher growth markets by hiring seasoned lenders that specialize in business lending in Placer County, higher benefit costs, stock option expense due to SFAS 123(R) and general merit increases. Data processing and occupancy expense also increased, consistent with the Company's decision to enter into higher growth markets.

Income Taxes. The provision for income taxes for the year ended December 31, 2007 was $3,075,000 as compared to $4,158,000 for the same period in 2006 and $4,518,000 for 2005. The effective income tax rate for state and federal income taxes was 32.0% for the year ended December 31, 2007, compared to 28.6%, for the same period in 2006, and 33.1% for the same period in 2005. The Company's effective tax rate increased in 2007 compared to 2006 due to the change in accounting estimate made in 2006. Following the filing of the Company's 2005 tax returns during the third quarter of 2006, management determined that the Company's estimated tax rate that had been applied to previously reported net income was overstated as a result of an underestimate of California job credits (which are determined subsequent to year-end through a process employed by the State of California) and an overestimate of the federal statutory tax rate (resulting from the Company's pre-tax income falling between the federal statutory rates of 34% and 35%). As a result, the 2006 tax provision was adjusted on a cumulative basis to reflect this change in accounting estimate. These changes reduced the 2006 tax provision by approximately $691,000, and reduced the effective tax rate incurred for the year.

The difference in the effective tax rate compared to the combined Federal and State statutory tax rate of 42.05% is primarily the result of California interest and jobs credits resulting from hiring and lending in California "Enterprise Zones," the Company's investment in municipal securities and other equity securities that qualify for the dividend received deduction and the earnings from the cash surrender value of life insurance policies. Interest earned on municipal securities and the dividends received deduction are exempt from federal income tax. Earnings on life insurance policies are exempt from both federal income and California franchise tax. As such, all of these investment strategies lower the Company's effective tax rate.

Balance Sheet Analysis

North Valley Bancorp had total assets of $949,019,000 at December 31, 2007 compared to $905,673,000 at December 31, 2006, representing an increase of $43,346,000, or 4.8%. The average balance of total assets for 2007 was $905,286,000, which was an increase of $4,013,000, or 0.5%, from the average total asset balance of $901,273,000 in 2006.

Investment Securities. During 2007, the Company used liquidity from the investment securities portfolio to provide a funding source for the increase in the loan portfolio. Consequently, the investment securities portfolio decreased $29,281,000 from year end 2006 to a total of $104,372,000 at December 31, 2007. The investment portfolio had decreased $30,696,000 in 2006 to a total of $133,653,000 at December 31, 2006 attributable to the Company's use of the liquidity to fund $35,281,000 in loan growth during the year.

The Company's policy regarding investments is as follows:

Trading securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2007, 2006 and 2005.

Available-for-sale securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

The amortized cost of securities and their approximate fair value are summarized in the following table (in thousands):

	December 31, 2007	December 31, 2006	December 31, 2005
Available-for-Sale (Amortized Cost)			
Obligations of U.S. Government agencies	$ 9,783	$ 22,645	$ 31,104
Obligations of states and political subdivisions	20,563	21,957	23,473
Mortgage-backed securities	69,433	86,028	105,935
Corporate securities	6,009	5,998	7,994
	$ 105,788	$ 136,628	$ 168,506
Available-for-Sale (Fair Value)			
Obligations of U.S. Government agencies	$ 9,784	$ 21,799	$ 29,863
Obligations of states and political subdivisions	21,078	22,560	23,931
Mortgage-backed securities	68,140	83,224	102,479
Corporate securities	5,339	5,988	7,985
	$ 104,341	$ 133,571	$ 164,258
Held-to-Maturity (Amortized Cost)			
Mortgage-backed securities	$ 31	$ 82	$ 91
Held-to-Maturity (Fair Value)			
Mortgage-backed securities	$ 31	$ 81	$ 88

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Debt securities to be held for indefinite periods of time and not intended to be held to maturity and equity securities are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

At December 31, 2007 the Company held 100,000 shares of FNMA, Series M perpetual preferred stock. The coupon rate is fixed at 4.75% with a taxable-equivalent yield of 6.31%. The securities are owned at par, or $50.00 per share, for a total investment of $5,000,000.

Management carefully evaluated the FNMA preferred stock to determine whether the decline in fair value below the amortized cost value of these securities is other-than-temporary. Among other items, management considers relevant accounting literature which included SFAS No. 115, Statement of Auditing Standard ("SAS") No. 92, and Staff Accounting Bulletin ("SAB") No. 59. In conducting this assessment, management evaluated a number of factors including, but not limited to:

- How far fair value has declined below amortized cost
- How long the decline in fair value has existed
- The financial condition of the issuer
- Rating agency changes on the issuer
- Management's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value

Management concluded the security was impaired and recorded a $1,716,000 pre-tax write-down of the security through income to its December 31, 2007 market value of $32.84 per share. The Company has the intent and ability to continue to hold this security. However, it may elect to divest of this security at any time.

The following table shows estimated fair value of our investment securities, exclusive of equity securities with a fair value of $6,250,000, by year of maturity as of December 31, 2007. Expected maturities, specifically of mortgage-backed securities, may differ significantly from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Contractual Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available for sale securities:					
Obligations of U.S. government agencies	$ 1,988	$ 1,546			$ 3,534
Obligations of states and political subdivisions	2,529	5,773	11,851	925	21,078
Mortgage-backed securities	136	53,833	14,160	11	68,140
Corporate securities				5,339	5,339
Total securities available for sale	$ 4,653	$ 61,152	$ 26,011	$ 6,275	$ 98,091
Weighted average yield	4.86%	4.22%	5.24%	5.20%	4.58%
Held to maturity securities:					
Mortgage-back securities	$ 31				$ 31
Weighted average yield	2.31%				2.31%

Loan and Lease Portfolio. The loan and lease portfolio increased $86,460,000, or 13.1%, in 2007 and totaled $746,253,000 at December 31, 2007. During 2006, loans increased $35,281,000, or 5.6%, to $659,793,000 from $624,512,000 at December 31, 2005. Loans are the Company's largest and highest yielding component of earning assets and as such loan growth is desirable subject to acceptable levels of credit risk. The loan to deposit ratio as of December 31, 2007 was 101.3% compared to 87.9% at December 31, 2006.

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans and leases are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan or lease would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 are summarized as follows (in thousands):

	2007	2006	2005	2004	2003
Commercial	$ 92,419	$ 78,122	$ 63,088	$ 54,903	$ 36,997
Real estate - commercial	297,272	263,323	245,610	224,476	163,474
Real estate - construction	225,758	213,199	199,129	115,518	37,566
Real estate - mortgage	50,131	40,487	39,500	73,007	54,588
Installment	41,161	27,951	40,818	53,185	62,609
Direct financing leases	1,307	1,985	3,120	3,790	689
Other	39,297	35,828	33,890	29,838	23,214
Total loans and leases receivable	747,345	660,895	625,155	554,717	379,137
Deferred loan (fees) costs, net	(1,092)	(1,102)	(643)	(1,372)	16
Allowance for loan and lease losses	(10,755)	(8,831)	(7,864)	(7,217)	(6,493)
Net loans and leases	$ 735,498	$ 650,962	$ 616,648	$ 546,128	$ 372,660

At December 31, 2007 and 2006, the Company serviced real estate - mortgage loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $97,059,000 and $108,931,000, respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $10,314,000 and $13,067,000 at December 31, 2007 and 2006, respectively. At December 31, 2007, commercial and consumer lines of credit, and real estate loans of approximately $79,024,000 and $134,570,000, respectively, were undisbursed. At December 31, 2006, commercial and consumer lines of credit, and real estate loans of approximately $88,061,000 and $145,034,000, respectively, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2007 and 2006, no losses are anticipated as a result of these commitments.

Real estate commercial loans, commercial loans and real estate construction loans increased $33,949,000, or 12.9%, $14,297,000, or 18.3%, and $12,559,000, or 5.9%, respectively, for the year ended December 31, 2007. The increases in real estate commercial loans, commercial loans, and real estate construction for the year ended December 31, 2007 are primarily due to loan growth in the commercial banking offices in Santa Rosa, Redding, and Roseville, California. Real Estate Mortgage loans increased $9,644,000, or 23.8%, as a result of the Company's strategy at the end of 2006 and throughout 2007 to retain these conforming loans in the portfolio that in the past were sold to Freddie Mac to better diversify the loan portfolio and also add fixed rate mortgages in an anticipation of a declining rate environment. Installment loans increased $13,210,000, or 47.3%, due to the Company's decision to resume purchasing indirect auto contracts at the end of 2006. However, effective in January 2008, the Company has discontinued its purchases of indirect auto contracts.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments. The following table shows the maturity of certain loan categories and commitments. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial	$ 45,861	$ 28,016	$ 18,542	$ 92,419
Real estate - commercial	8,608	19,476	269,188	297,272
Real estate - construction	183,206	34,161	8,391	225,758
Real estate - mortgage	2,894	5,183	42,054	50,131
Installment	2,152	18,147	20,862	41,161
Direct financing leases	-	263	1,044	1,307
Other	289	910	38,098	39,297
	$ 243,010	$ 106,156	$ 398,179	$ 747,345
Loans maturing after one year with:				
Fixed interest rates		$ 70,492	$ 91,203	$ 161,695
Variable interest rates		35,664	306,976	342,640

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Nonperforming Assets. The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2007 and 2006, the recorded investment in loans and leases for which impairment has been recognized was approximately $1,608,000 and $72,000, respectively. Of the 2007 balance, there was a related valuation allowance of $83,000. Of the 2006 balance, the $72,000 in impaired loans had a related valuation allowance of $36,000. The Company experienced an increase in nonaccrual loans in 2007 compared to 2006 mainly due to a slowing economy. Of the $1,608,000, 73.0% of it is centered in three relationships, two of which are single-family mortgage loans, and the third is a commercial real estate loan. For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in loans and leases for which impairment had been recognized was approximately $1,572,000, $63,000 and $791,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $38,000, $9,000 and $6,000 for cash payments received in 2007, 2006 and 2005.

Loans and leases on which the accrual of interest has been discontinued are designated as nonaccrual loans and leases. Accrual of interest on loans and leases is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan or lease becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan or lease is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans and leases is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans and leases when, in the judgment of management, the loans and leases are estimated to be fully collectible as to both principal and interest.

Nonperforming assets at December 31 are summarized as follows (in thousands):

	2007	2006	2005	2004	2003
Nonaccrual loans and leases	$ 1,608	$ 72	$ 686	$ 1,155	$ 1,615
Loans and leases past due 90 days or more and still accruing interest	156	403	67	1,015	1,395
Total nonperforming loans and leases	1,764	475	753	2,170	3,010
Other real estate owned	902	902	902	-	-
Total nonperforming assets	$ 2,666	$ 1,377	$ 1,655	$ 2,170	$ 3,010

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $49,000 in 2007, $10,000 in 2006 and $6,000 in 2005. Interest income of $38,000 in 2007, $9,000 in 2006 and $6,000 in 2005 was recorded when it was received on the nonaccrual loans and leases.

Based on its review of impaired, past due and nonaccrual loans and leases and other information known to management at the date of this report, in addition to the nonperforming loans and leases included in the above table, management has not identified other loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans and leases might subsequently be classified as nonperforming.

At December 31, 2007, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as nonaccrual.

Other real estate owned at December 31, 2007 was $902,000, consisting of land originally purchased for bank expansion, which management now intends to sell as the land is no longer needed.

Allowance for Loan and Lease Losses. The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2007	2006	2005	2004	2003
Average loans and leases outstanding	$ 684,506	$ 642,167	$ 590,313	$ 438,044	$ 399,217
Allowance for loan and lease losses at beginning of period	8,831	7,864	7,217	6,493	6,723
Loans and leases charged off:					
Commercial	123	47	204	219	63
Real estate - construction					
Real estate - mortgage				53	2
Installment	132	211	398	609	715
Other				9	139
Total loans and leases charged off	255	258	602	890	919
Recoveries of loans and leases previously charged off:					
Commercial	22	125	167	128	527
Real estate - construction					
Real estate - mortgage				5	16
Installment	107	125	147	175	138
Other			5	16	8
Total recoveries of loans and leases previously charged off	129	250	319	324	689
Net loans and leases charged off	126	8	283	566	230
Provisions for loan and lease losses	2,050	975	930	271	-
Allowance acquired (YCB)		-	-	1,019	-
Balance of allowance for loan and lease losses at end of period	$ 10,755	$ 8,831	$ 7,864	$ 7,217	$ 6,493
Ratio of net charge-offs to average loans and leases outstanding	0.02%	0.00%	0.05%	0.13%	0.06%
Allowance for loan and lease losses to total loans and leases	1.44%	1.34%	1.26%	1.30%	1.71%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. The Company also engages a third party credit review consultant to analyze the Company's loan and lease loss adequacy. In addition, various regulatory agencies, as an integral part of their examination process, periodically reviews the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The allowance for loan and lease losses is comprised of two primary types of allowances:

1. Formula Allowance

   Formula allowances are based upon loan and lease loss factors that reflect management's estimate of probable losses in various segments or pools within the loan and lease portfolio. The loss factor for each segment or pool is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

   The formula allowance is adjusted for qualitative factors that are based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2007 included the following, which existed at the balance sheet date:

   - General business and economic conditions effecting the Company's key lending areas
   - Real estate values in Northern California
   - Loan volumes and concentrations, including trends in past due and nonperforming loans
   - Seasoning of the loan portfolio
   - Status of the current business cycle
   - Specific industry or market conditions within portfolio segments
   - Model imprecision

2. Specific Allowance

   Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, "*Accounting By Creditors For Impairment Of A Loan.*"

The $10,755,000 in formula and specific allowances reflects management's estimate of the inherent loss in various pools or segments in the portfolio and individual loans and leases, and includes adjustments for general economic conditions, trends in the portfolio and changes in the mix of the portfolio.

Management anticipates continued growth in commercial lending and commercial real estate and to a lesser extent consumer and real estate mortgage lending. As a result, future provisions will be required and the ratio of the allowance for loan and lease losses to loans and leases outstanding may increase to reflect increasing concentrations, loan type and changes in economic conditions.

The following table shows the allocation of the Company's allowance and the percent of loans in each category to the total loans at December 31 (dollars in thousands).

	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance Applicable to:										
Commercial	$ 1,645	12.4%	$ 1,291	11.8%	$ 696	10.1%	$ 519	9.9%	$ 698	9.8%
Real estate - commercial	3,462	39.8%	3,256	39.9%	3,056	39.3%	3,763	40.5%	2,689	43.1%
Real estate - construction	4,025	30.2%	2,105	32.3%	2,012	31.9%	1,106	20.8%	530	9.9%
Real estate - mortgage	242	6.7%	150	6.1%	97	6.3%	181	13.1%	212	14.4%
Installment	725	5.5%	429	4.2%	684	6.5%	729	9.6%	1,107	16.5%
Other	455	5.4%	390	5.7%	407	5.9%	442	6.1%	64	6.3%
Unallocated	201		1,210		912		477		1,193	
Total	$ 10,755	100.0%	$ 8,831	100.0%	$ 7,864	100.0%	$ 7,217	100.0%	$ 6,493	100.0%

Deposits. Deposits represent the Company's primary source of funds. They are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable as they are mostly derived from long-term banking relationships. During 2007, total deposits decreased $13,549,000, or 1.8%, to $736,739,000 compared to $750,288,000 at December 31, 2006. The decrease in deposits was due to decreases in noninterest-bearing demand deposits of $27,227,000, or 14.0%, interest-bearing demand deposits of $13,883,000, or 8.6%, money market deposits of $2,543,000, or 2.3%, and savings deposits of $13,098,000, or 15.0%, mostly offset by the increase in time deposits of $43,202,000, or 21.9%. The Company experienced a shift in deposits from noninterest-bearing demand deposits and interest-bearing demand to time deposits as time deposit rates increased while interest bearing demand deposit rates remained relatively unchanged. The shift in deposit mix has resulted in noninterest-bearing demand deposits representing 22.8% of total deposits at December 31, 2007 compared to 26.0% of total deposits at December 31, 2006.

During 2006, total deposits increased $3,598,000, or 0.5%, to $750,288,000 compared to $746,690,000 at December 31, 2005. The increase in deposits was due to increases in time deposits of $28,140,000, noninterest-bearing deposits of $8,287,000 and savings of $967,000, mostly offset by the decrease in interest-bearing demand of $33,796,000. The Company experienced a shift in deposits from interest-bearing demand to time deposits as time deposit rates increased while interest bearing demand deposit rates remained relatively unchanged.

The following table summarizes the Company's deposits at the indicated dates (in thousands):

	December 31,		
	2007	2006	2005
Noninterest-bearing demand	$ 167,615	$ 194,842	$ 186,555
Interest-bearing demand	147,056	160,939	194,735
Savings	181,192	196,833	195,866
Time certificates	240,876	197,674	169,534
Total deposits	$ 736,739	$ 750,288	$ 746,690

Capital Resources. The Company maintains capital to support future growth and dividend payouts while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as positive because it limits the Company's ability to earn a high rate of return on stockholders' equity (ROE). Stockholders' equity increased to $81,471,000 as of December 31, 2007, as compared to $75,491,000 at December 31, 2006.

The increase was the result of net income of $6,534,000, stock based compensation expense of $368,000, stock option exercises of $1,072,000, and change in accumulated other comprehensive income of $954,000, mostly offset by cash dividends of $2,948,000. Under current regulations, management believes that the Company meets all capital adequacy requirements.

The following table displays the Company's capital ratios at December 31, 2007 (dollars in thousands).

	Capital	Ratio	Minimum for Capital Adequacy Purposes
Company:			
Tier 1 capital (to average assets)	$ 93,954	10.29%	4.00%
Tier 1 capital (to risk weighted assets)	$ 93,954	10.43%	4.00%
Total capital (to risk weighted assets)	$ 108,098	12.00%	8.00%

Impact of Inflation. Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.3% at December 31, 2007) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

Subsequent event – Cash Dividend. On February 27, 2008, the Company declared a cash dividend of $0.10 per share. The dividend is payable on April 1, 2008 to holders of record at the close of business on March 14, 2008.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview. The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities with the view towards maximizing shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue market risk. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings.

Market Risk. Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk. The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan and lease portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and leases and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk. The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentrations in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations. The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze the three specific types of risks; market risk, mismatch risk, and basis risk.

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2007 analysis indicates the following results for changes in net economic value and changes in net interest income over a one-year period given the same interest rate shocks. Management believes that short and medium term interest rates will continue to decline throughout the end of the year.

	Shocked by -2%	Shocked by +2%
Net interest income	-1.7%	-0.8%
Net economic value	-3.7%	-3.6%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are based on an analysis performed on the Company's database to determine average length of deposit accounts. This assumption is important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Liquidity. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $24,765,000 as of December 31, 2007 were available to provide liquidity. In addition, NVB is a member of the Federal Home Loan Bank ("FHLB") providing an additional line of credit of $57,287,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with the Federal Reserve Bank ("FRB") of $1,844,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2007, borrowings of $87,192,000 were outstanding in advances with the FHLB and Federal funds purchased through a correspondent bank, and $31,961,000 was outstanding in the form of Subordinated Debentures.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $132,941,000 and $175,149,000, or 14.0% and 19.3% of total assets at December 31, 2007 and December 31, 2006, respectively. Total liquid assets for December 31, 2007 and December 31, 2006 include investment securities of $31,000 and $82,000 respectively, classified as held to maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $632,236,000 and $673,303,000 at December 31, 2007 and December 31, 2006, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Certificates of Deposit. Maturities of time certificates of deposit outstanding of less than $100,000 and $100,000 or more at December 31, 2007 are summarized as follows (in thousands):

	$100,000 and over	Under $100,000
Three Months or Less	$ 43,662	$ 51,570
Over Three Months Through Twelve Months	57,349	77,091
Over One Year Through Three Years	2,629	7,093
Over Three Years	863	619
Total	$ 104,503	$ 136,373

As of December 31, 2007, the Company did not have any brokered deposits. The Company's policy limits the use of brokered deposits to 10% of total assets.

Other Borrowed Funds. Other borrowings outstanding as of December 31, 2007, 2006 and 2005 consist of Federal Home Loan Bank ("FHLB") advances and Federal funds purchased. The following table summarizes these borrowings (in thousands):

	2007	2006	2005
Short-term borrowings:			
FHLB advances	$ 86,957	$ 25,000	$ 31,500
Federal funds	235		
Total short-term borrowings	$ 87,192	$ 25,000	$ 31,500
Long-term borrowings:			
FHLB advances	$ -	$ 12,500	$ 25,000
Total long-term borrowings	$ -	$ 12,500	$ 25,000
Total borrowed funds	$ 87,192	$ 37,500	$ 56,500

The FHLB advances of $86,597,000 at December 31, 2007 carry an average interest rate of 3.46%, mature in 2008, and are collateralized by loans and securities. Federal funds purchased are generally for one-day periods.

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (in thousands):

Short-term borrowings	**2007**	**2006**	**2005**
Average balance during the year	$ 38,579	$ 15,362	$ 30,327
Average interest rate for the year	4.41%	5.25%	2.73%
Maximum month-end balance during the year	$ 87,192	$ 46,560	$ 32,000
Average rate as of December 31,	3.46%	5.36%	3.49%

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the company as of December 31, 2007 (in thousands):

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Subordinated Debentures, fixed rate of 10.25% payable on 2031	$ 10,310				$ 10,310
Subordinated Debentures, floating rate of 6.45% payable on 2033	6,186				6,186
Subordinated Debentures, floating rate of 7.95% payable on 2034	5,155				5,155
Subordinated Debentures, floating rate of 6.16% payable on 2036	10,310				10,310
FHLB loan, fixed rate of 4.41% payable on January 7, 2008	12,500	12,500			
FHLB loan, fixed rate of 3.30% payable on January 25, 2008	12,500	12,500			
Operating lease obligations	3,558	1,273	1,527	553	205
Deferred compensation(1)	2,986	377	263	249	2,097
Supplemental retirement plans(1)	4,633	234	458	458	3,483
Total	$ 68,138	$ 26,884	$ 2,248	$ 1,260	$ 37,746

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 12 in the financial statements at Item 15 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected unaudited quarterly financial data for each of the quarters in the two-year period ended December 31, 2007.

	For the Quarter Ended							
(In thousands except per share data)	December 2007	September 2007	June 2007	March 2007	December 2006	September 2006	June 2006	March 2006
Interest income	$ 15,345	$ 15,083	$ 14,600	$ 14,496	$ 15,036	$ 14,506	$ 14,010	$ 13,627
Interest expense	5,133	4,838	4,508	4,159	4,140	3,996	3,315	3,234
Net interest income	10,212	10,245	10,092	10,337	10,896	10,510	10,695	10,393
Provision for loan and lease losses	1,200	850			50	555	370	-
Noninterest income	1,505	3,350	3,170	3,134	3,239	3,598	3,015	2,798
Noninterest expense	9,943	9,481	10,732	10,230	9,860	9,859	9,880	10,016
Income before provision for income taxes	574	3,264	2,530	3,241	4,225	3,694	3,460	3,175
Provision for income taxes (1)	184	1,044	810	1,037	1,171	775	1,166	1,046
Net income	$ 390	$ 2,220	$ 1,720	$ 2,204	$ 3,054	$ 2,919	$ 2,294	$ 2,129
Earnings per share:								
Basic	$ 0.05	$ 0.30	$ 0.23	$ 0.30	$ 0.42	$ 0.40	$ 0.31	$ 0.28
Diluted	$ 0.05	$ 0.29	$ 0.22	$ 0.29	$ 0.40	$ 0.39	$ 0.30	$ 0.27

(1) The provision for income taxes for the quarter ended September 30, 2006 was reduced by approximately $456,000 due to previously overstated provision for income taxes as a result of an underestimate of California job credits and an overestimate of the federal statutory tax rate. See discussion under "Income Taxes" on page 30.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management's statement as to the framework used to evaluate the effectiveness of, and management's assessment of the effectiveness of, the Company's internal control over financial reporting as of December 31, 2007, appears in this report at page 47 and is incorporated here by this reference. The Company's independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued a report on the Company's internal control over financial reporting which appears on page 48 of this report and is incorporated here by this reference. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management," as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Principal Accounting Fees and Services."

PART IV

ITEM 15. EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of the report:

1. Financial Statements

2. Schedules: see (c) below
3. Exhibits: see Index to Exhibits at page 84

(b) Exhibits

See Index to Exhibits at page 84 of this Annual Report on Form 10-K, which is incorporated herein by reference

(c) Financial Statement Schedules

Not applicable

Report of Management on Internal Control Over Financial Reporting

Financial Statements

Management of North Valley Bancorp and its subsidiaries (the Company) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2007, and for the year then ended. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm registered with the Public Company Accounting Oversight Board, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Perry-Smith LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report under Item 8, "Financial Statements and Supplementary Data" has issued a report with respect to the Company's internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
North Valley Bancorp

We have audited North Valley Bancorp and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North Valley Bancorp and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North Valley Bancorp and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 12, 2008 expressed an unqualified opinion.

/s/ Perry-Smith LLP

Sacramento, California
March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
North Valley Bancorp

We have audited the accompanying consolidated balance sheets of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North Valley Bancorp and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion on the effectiveness of North Valley Bancorp's and subsidiaries internal control over financial reporting.

/s/Perry-Smith LLP

Sacramento, California
March 12, 2008

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(In thousands except share data)

	2007	2006
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 28,569	$ 30,826
Federal funds sold	-	10,670
Total cash and cash equivalents	28,569	41,496
Investment securities available for sale, at fair value	104,341	133,571
Investment securities held to maturity, at amortized cost	31	82
Loans and leases	746,253	659,793
Less: Allowance for loan and lease losses	(10,755)	(8,831)
Net loans and leases	735,498	650,962
Premises and equipment, net	12,431	13,797
Accrued interest receivable	3,912	3,838
Other real estate owned	902	902
FHLB and FRB stock and other securities	6,238	5,495
Bank-owned life insurance policies	30,526	29,483
Core deposit intangibles, net	1,236	1,886
Goodwill	15,187	15,187
Other assets	10,148	8,974
TOTAL ASSETS	$ 949,019	$ 905,673
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 167,615	$ 194,842
Interest-bearing	569,124	555,446
Total deposits	736,739	750,288
Other borrowed funds	87,192	37,500
Accrued interest payable and other liabilities	11,656	10,433
Subordinated debentures	31,961	31,961
Total liabilities	867,548	830,182
Commitments and Contingencies (Note 16)		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none outstanding	-	-
Common stock, no par value: authorized 20,000,000 shares; outstanding 7,413,066 and 7,300,914 at December 31, 2007 and 2006	40,642	39,202
Retained earnings	42,212	38,626
Accumulated other comprehensive loss, net of tax	(1,383)	(2,337)
Total stockholders' equity	81,471	75,491
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 949,019	$ 905,673

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands except per share data)

	2007	2006	2005
INTEREST INCOME:			
Interest and fees on loans and leases	$ 53,712	$ 50,241	$ 42,472
Interest on investments:			
Taxable interest income	4,450	5,606	6,518
Nontaxable interest income	964	1,052	1,140
Interest on federal funds sold and repurchase agreements	398	280	548
Total interest income	59,524	57,179	50,678
INTEREST EXPENSE:			
Deposits	14,497	10,026	6,373
Subordinated debentures	2,438	2,456	1,708
Other borrowings	1,703	2,203	1,622
Total interest expense	18,638	14,685	9,703
NET INTEREST INCOME	40,886	42,494	40,975
PROVISION FOR LOAN AND LEASE LOSSES	2,050	975	930
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	38,836	41,519	40,045
NONINTEREST INCOME:			
Service charges on deposit accounts	6,870	6,437	5,540
Other fees and charges	3,730	3,186	2,653
Earnings on cash surrender value of life insurance policies	1,276	1,211	1,078
Gain on sale of loans	153	399	690
(Loss) gain on sales, calls and impairment of securities	(1,752)	(3)	117
Other	882	1,420	1,136
Total noninterest income	11,159	12,650	11,214
NONINTEREST EXPENSES:			
Salaries and employee benefits	21,674	21,775	19,784
Occupancy expense	3,075	3,023	2,724
Furniture and equipment expense	2,029	2,153	2,160
Other	13,608	12,664	12,924
Total noninterest expenses	40,386	39,615	37,592
INCOME BEFORE PROVISION FOR INCOME TAXES	9,609	14,554	13,667
PROVISION FOR INCOME TAXES	3,075	4,158	4,518
NET INCOME	$ 6,534	$ 10,396	$ 9,149
Per Share Amounts			
Basic Earnings Per Share	$ 0.89	$ 1.41	$ 1.23
Diluted Earnings Per Share	$ 0.86	$ 1.36	$ 1.17
Cash Dividends Per Common Share	$ 0.40	$ 0.40	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands except share data)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance January 1, 2005	7,311,726	$ 37,917	$ 28,403	$ (872)	$ 65,448
Comprehensive income:					
Net income			9,149		9,149
Other comprehensive loss, net of tax of $(1,094):					
Net unrealized loss on available for sale securities, net of reclassification adjustment of $70				(1,574)	(1,574)
Total comprehensive income					7,575
Stock options exercised, net of shares tendered	187,723	1,109			1,109
Stock-based compensation expense	8,550	182			182
Tax benefit derived from exercise of stock options	-	656			656
Repurchase of common stock	(10,400)	(54)	(134)		(188)
Cash dividends on common stock			(2,981)		(2,981)
Balance December 31, 2005	7,497,599	39,810	34,437	(2,446)	71,801
Adoption of Staff Accounting Bulletin No. 108			400		400
Comprehensive income:					
Net income			10,396		10,396
Other comprehensive income, net of tax of $487:					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $2				642	642
Total comprehensive income					11,038
Adjustment to initially recognize the unfunded status of the supplemental retirement plan, net of tax of $370				(533)	(533)
Stock options exercised, net of shares tendered	96,115	521			521
Stock-based compensation expense	7,200	293			293
Tax benefit derived from exercise of stock options	-	174			174
Repurchase of common stock	(300,000)	(1,596)	(3,674)		(5,270)
Cash dividends on common stock			(2,933)		(2,933)
Balance December 31, 2006	7,300,914	39,202	38,626	(2,337)	75,491
Comprehensive income:					
Net income			6,534		6,534
Other comprehensive income, net of tax of $660:					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $(1,034)				950	950
Total comprehensive income					7,484
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $3				4	4
Stock options exercised, net of shares tendered	104,952	899			899
Stock-based compensation expense	7,200	368			368
Tax benefit derived from exercise of stock options		173			173
Cash dividends on common stock			(2,948)		(2,948)
Balance December 31, 2007	7,413,066	$ 40,642	$ 42,212	$ (1,383)	$ 81,471

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 6,534	$ 10,396	$ 9,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,184	2,330	2,242
Amortization of premium on securities	53	99	261
Amortization of core deposit intangible	650	651	779
Provision for loan and lease losses	2,050	975	930
Loss (gain) on sale, calls and impairment of securities	1,752	3	(117)
Gain on sale of loans	(153)	(399)	(690)
Gain on sale of premises and equipment	(3)	(218)	(37)
FHLB stock dividends	(187)	(229)	(115)
Deferred tax provision	(1,906)	(1,000)	1,156
Stock-based compensation expense	368	293	182
Excess tax benefit from exercise of stock options	(173)	(174)	-
Effect of changes in:			
Accrued interest receivable	(74)	(4)	(671)
Other assets	(969)	682	(1,609)
Accrued interest payable and other liabilities	1,397	(1,420)	1,486
Net cash provided by operating activities	11,523	11,985	12,946
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available for sale securities	-	(98)	(3,462)
Proceeds from sales of available for sale securities	-	46	20,007
Proceeds from maturities/calls of available for sale securities	29,035	31,836	35,376
Proceeds from maturities/calls of held to maturity securities	50	-	12
(Purchases) proceeds of FHLB and FRB stock and other securities	(555)	397	(722)
Net change in interest bearing deposits in other financial institutions	-	-	500
Net increase in loans and leases	(86,432)	(34,891)	(70,760)
Proceeds from sales of premises and equipment	-	422	37
Purchases of premises and equipment	(815)	(1,385)	(4,996)
Net cash used in investing activities	(58,717)	(3,673)	(24,008)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(13,549)	3,598	35,036
Proceeds from issuance of subordinated debentures	-	-	10,310
Net change in other borrowed funds	49,692	(19,000)	(1,094)
Cash dividends paid	(2,948)	(2,933)	(2,232)
Repurchase of common shares	-	(5,270)	(188)
Exercise of stock options, including tax benefit	1,072	695	1,109
Net cash provided by (used in) financing activities	34,267	(22,910)	42,941
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,927)	(14,598)	31,879
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,496	56,094	24,215
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 28,569	$ 41,496	$ 56,094
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 18,938	$ 14,352	$ 9,562
Income taxes	5,812	6,790	4,831
Noncash investing and financing activities:			
Net change in unrealized gain (loss) on available for sale investment securities	950	1,191	(2,668)
Transfer from loans to other real estate owned	-	-	-
Cash dividends declared	739	729	749
Tax benefit from stock options exercised	173	174	656

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly-owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, SRB was merged with and into NVB in a transaction between entities under common control accounted for similar to a pooling of interests. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). From 2001 to 2005, the Company formed North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV (collectively, the Trusts) which are Delaware statutory business trusts formed for the exclusive purpose of issuing and selling Trust Preferred Securities. Bank Processing, Inc. is an inactive wholly-owned subsidiary of North Valley Bancorp. On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a transaction accounted for under the purchase method of business combinations. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged into North Valley Bank.

The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues. NVB operates 26 branches, including two supermarket branches, in Northern California.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation and Basis of Presentation - The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiaries: NVB and its wholly owned subsidiary, North Valley Basic Securities; Bank Processing, Inc. ("BPI"); and North Valley Trading Company. Bank Processing, Inc., North Valley Trading Company and North Valley Basic Securities did not have any activity in 2007, 2006 and 2005. All material intercompany accounts and transactions have been eliminated in consolidation.

For financial reporting purposes, the Company's investments in the Trusts of $961,000 are accounted for under the equity method and, accordingly, are not consolidated and are included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the Trusts are reflected as debt on the Company's consolidated balance sheet.

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has only one reportable segment.

Reclassifications – Certain amounts in 2006 and 2005 have been reclassified to conform with the 2007 consolidated financial statement presentation.

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Reserve Requirements. The Company is subject to regulation by the Federal Reserve Board. The regulations require the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank (FRB). At December 31, 2007 and 2006, the Company had reserves of $631,000 and $557,000. As compensation for check-clearing services, additional compensating balances of $1,000,000 at December 31, 2006 were maintained with the FRB. There was not a requirement for a compensating balance at December 31, 2007.

Investment Securities - The Company accounts for its investment securities as follows:

> ***Trading securities*** are carried at fair value. Changes in fair value are included in noninterest income. The Company did not have any securities classified as trading at December 31, 2007 and 2006.
>
> ***Available for sale securities*** are carried at estimated fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity.
>
> ***Held to maturity securities*** are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. As of and for the year ended December 31, 2007 and 2006, there were no transfers of securities between categories.

Gains or losses on disposition are recorded in noninterest income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including net deferred loan fees, and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

The Company may purchase loans or acquire loans through a business combination for which differences exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2007 and 2006, there were no loans being accounted for under this policy.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Loan Sales and Servicing - The Company originates and sells residential mortgage loans to Freddie Mac and others. The Company retains the servicing on certain loans that are sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the consolidated balance sheet, and is evaluated for impairment on a periodic basis.

Allowance for Loan and Lease Losses – The allowance for loan and lease losses is maintained to provide for losses related to impaired loans and leases and other losses that can be reasonably expected to occur in the normal course of business. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to existing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases. Actual amounts could differ from those estimates.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

FHLB and FRB stock and Other Securities – The Company purchases restricted stock in the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank (FRB) and others as required to participate in various programs offered by these institutions. These investments are carried at cost and may be redeemed at par with certain restrictions.

Core Deposit Intangibles – These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from a branch acquisition by SRB and the estimated fair value of the deposit relationships acquired in the acquisition of YCB and is being amortized by the straight-line method. The cost assigned to the branch acquisition intangible was $3,252,000 with accumulated amortization of $3,000,000 at December 31, 2007. It is being amortized at $504,000 per year with the remaining amortization of $252,000 to be recognized in 2008. The YCB core deposit intangible was recorded at $1,421,000 in August, 2004 with accumulated amortization of $437,000 at December 31, 2007. It is being amortized at $146,000 per year over an estimated life of ten years with a remaining amortization period of approximately seven years. Amortization expense on these intangibles was $650,000 for each of the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense over the next five years is expected to be approximately $398,000 in 2008 and $146,000 in years 2009 through 2012. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible asset or the remaining period of amortization. There were no revisions resulting from management's assessment in 2007, 2006 or 2005.

Goodwill – Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the fair values assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill will be assessed for impairment at a reporting unit level at least annually. There was no impairment resulting from management's assessment in 2007, 2006 or 2005.

Accounting for Defined Benefit Pension and Other Post Retirement Plans – In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132R. This statement requires the recognition of the funded status of a defined benefit plan on the balance sheet of the plan sponsor, and that gains or losses and prior service costs or credits that arise during the period that are not recognized as net period benefit expenses be recorded in other comprehensive income. In addition, benefit plan assets and obligations should generally be measured as of the fiscal year-end statement of financial position. Disclosure is required in the notes to the financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses. Under the provision of SFAS No. 158, the Company was required to recognize the underfunded status of its supplemental retirement plan as a liability in the consolidated balance sheet as of December 31, 2006 and to recognize subsequent changes in that funded status through other comprehensive income. For the years ended December 31, 2007 and 2006, the amount recognized through other comprehensive income was $4,000 and ($533,000), respectively.

Income Taxes – The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 have been applied to all tax positions of the Company as of January 1, 2007. Only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized upon adoption. The Company previously recognized income tax positions based on management's estimate of whether it was reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense associated with unrecognized tax benefits is classified as interest expense in the consolidated statement of income. Penalties associated with unrecognized tax benefits are classified as other expense in the consolidated statement of income.

Earnings per Share - Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock dividends and stock splits for all periods presented.

Stock-Based Compensation - At December 31, 2007, the Company had three shareholder approved stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan. The Plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of the options. The shares available for grant may be granted to anyone eligible to participate in the plans. All options granted under the Employee plan had an exercise price equal to the market value of the underlying common stock on the date granted and the stock must be paid for in full at the time the option is exercised. Prior to January 1, 2006, compensation expense was not recognized in the financial statements for options under the Employee plan. Compensation expense was recognized in the financial statements for the Director Plans over the vesting period for the difference between the fair value of the shares at the date of the grant and the exercise price which is equal to 85% of the fair value. The options under the plans expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors. Outstanding options under the plans are exercisable until their expiration. Total options of 2,554,281 were authorized under all plans at December 31, 2007.

Prior to January 1, 2006, the Company accounted for the plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board ("FASB") Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123") and FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment ("Statement 123 ®"), using the modified prospective transition method. Under this transition method, compensation cost recognized in fiscal year 2006 and 2007 includes: (a) compensation cost for all share-based payments vesting during 2006 and 2007 that were granted prior to, but not yet vested as of, January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of Statement 123; and, (b) compensation cost for all share-based payments vesting during 2006 and 2007 that were granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). The Company has elected the alternative method prescribed by FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,* commonly referred to as the "short-cut" method, for accounting for the tax consequences of share-based awards.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before provision for income taxes and net income for 2006 was $170,000 and $121,000 lower, respectively, and for 2007, was $247,000 and $168,000 lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share would have been $0.02 higher than reported, respectively, in both 2006 and 2007, if the Company had continued to account for share-based compensation under APB Opinion No. 25.

Statement 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as a cash flow from financing activities in the statement of cash flows.

Determining Fair Value

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions discussed below. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term – The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the "simplified" method as outlined in Staff Accounting Bulletin ("SAB") No. 107.

Expected Volatility - The Company uses the trading history of the common stock of the Company in determining an estimated volatility factor when using the Black-Scholes-Merton option-pricing formula to determine the fair value of options granted.

Expected Dividend – The Company estimates the expected dividend based on its historical experience of dividends declared per year, giving consideration to any anticipated changes and the estimated stock price over the expected term based on historical experience when using the Black-Scholes-Merton option-pricing formula.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes-Merton option-pricing formula on the implied yield currently available on U.S. Treasury zero-coupon issues with the same or substantially equivalent remaining term as the expected term of the options.

Estimated Forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

The fair value of each option is estimated on the date of grant with the following assumptions:

	2007	2006	2005
Average dividend yield	2.25%	2.27%	2.25%
Expected volatility	23.51%	15.24%	15.50%
Average risk-free interest rate	4.85%	3.64%	3.58%
Expected option life	6.25 years	7 years	7 years
Weighted average grant date fair value	$5.26	$2.97	$3.26

Pro Forma

The following table illustrates the effect on net income and earnings per share for 2005 if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans:

	2005
Net income, as reported	$ 9,149
Add: total stock-based compensation expense included in net income, net of tax	$ 107
Deduct: total stock-based compensation expense determined under the fair value based method for all awards, net of tax	(497)
Net income, pro forma	$ 8,759
Basic earnings per share:	
As reported	$ 1.23
Pro forma	$ 1.18
Diluted earnings per share:	
As reported	$ 1.17
Pro forma	$ 1.13

Comprehensive Income – Comprehensive income includes net income and other comprehensive income or loss, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income or loss for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax. Comprehensive income is reported on the consolidated statement of changes in stockholders' equity.

Cumulative Effect of Adopting Staff Accounting Bulletin 108 – In_September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. Management adopted the provisions of SAB 108 at December 31, 2006.

Historically, the Company evaluated uncorrected differences utilizing the rollover approach. Management believed that the impact of differences related to income taxes was immaterial to prior fiscal years under the rollover method. Under SAB 108 management must assess materiality using both the rollover method and the iron-curtain method. Under the iron-curtain method, the cumulative effect of tax differences was material to the Company's 2006 consolidated financial statements and, therefore, management recorded an adjustment to increase the opening 2006 retained earnings balance in the amount of $400,000 and decrease other liabilities by an equal amount, in accordance with the implementation guidance on SAB 108.

New Accounting Pronouncements -

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. The Company adopted SFAS 157 on January 1, 2008 and management does not believe its adoption will have a material impact on the Company's financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. The entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. The Company adopted SFAS 159 on January 1, 2008 and management did not elect the fair value option for any of its financial instruments.

Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 (EITF 06-04), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-04 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-04 either through a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-04 are effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF 06-04 on January 1, 2008 and management determined that the adoption of EITF 06-04 will not have an impact on the financial position, results of operations or cash flows of the Company.

Accounting for Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

2. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their estimated fair value were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2007				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 3,499	$ 46	$ (11)	$ 3,534
Obligations of state and political subdivisions	20,563	526	(11)	21,078
Mortgage-backed securities	69,433	57	(1,350)	68,140
Corporate debt securities	6,009		(670)	5,339
Equity securities	6,284		(34)	6,250
	$ 105,788	$ 629	$ (2,076)	$ 104,341
Held-to-Maturity:				
Mortgage-backed securities	$ 31	$ -	$ -	$ 31
December 31, 2006				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 7,605	$ -	$ (105)	$ 7,500
Obligations of state and political subdivisions	21,957	643	(40)	22,560
Mortgage-backed securities	86,028	20	(2,824)	83,224
Corporate debt securities	5,998	7	(17)	5,988
Equity securities	15,040	26	(767)	14,299
	$ 136,628	$ 696	$ (3,753)	$ 133,571
Held-to-Maturity:				
Mortgage-backed securities	$ 82	$ -	$ (1)	$ 81

Net unrealized losses on available for sale securities totaling $1,447,000 and $3,057,000 were recorded, net of $593,000 and $1,252,000 in tax benefits, as accumulated other comprehensive loss within stockholders' equity at December 31, 2007 and 2006, respectively.

Proceeds on sales, calls or maturities of securities categorized as available for sale were $29,035,000, $31,882,000 and $55,383,000 in 2007, 2006 and 2005, respectively. Gross realized gains on sales or calls of securities categorized as available for sale securities were $3,000, $25,000 and $297,000 in 2007, 2006 and 2005, respectively. Gross realized losses on sales, impairment or calls of securities categorized as available for sale securities were $1,755,000, $28,000 and $180,000 in 2007, 2006 and 2005, respectively.

There were no sales or gross realized gains or losses on calls of held to maturity securities in 2007, 2006 and 2005. There were no transfers between available for sale and held to maturity investment securities in 2007, 2006 and 2005.

The following tables show gross unrealized losses and the estimated fair value of available for sale investment securities, aggregated by investment category, for investment securities that are in an unrealized loss position at December 31, 2007 and 2006 (in thousands). Unrealized losses for held to maturity investment securities during the same period were not significant.

December 31, 2007

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Obligations of U.S. government agencies	$ -	$ -	$ 1,988	$ 11	$ 1,988	$ 11
Obligations of states and political subdivisions			2,737	11	2,737	11
Mortgage-backed securities	341	1	58,269	1,349	58,610	1,350
Corporate debt securities	5,339	670			5,339	670
Equity securities			3,250	34	3,250	34
Total temporarily impaired securities	$ 5,680	$ 671	$ 66,244	$ 1,405	$ 71,924	$ 2,076

December 31, 2006

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Obligations of U.S. government agencies	$ -	$ -	$ 7,396	$ 105	$ 7,396	$ 105
Obligations of states and political subdivisions			3,550	40	3,550	40
Mortgage-backed securities			82,015	2,824	82,015	2,824
Corporate debt securities			2,972	17	2,972	17
Equity securities			10,273	767	10,273	767
Total temporarily impaired securities	$ -	$ -	$ 106,206	$ 3,753	$ 106,206	$ 3,753

U.S. Government Agency Securities

Management believes that the unrealized losses on the Company's investment in U.S. government agency securities is caused by interest rate changes and is not attributable to changes in credit quality. The Company's investment in U.S government agency securities include four securities which were in a loss position for twelve months or more, none of which are individually significant. Additionally, the contractual cash flows of these investments are guaranteed by an agency of the U.S. government and thus it is expected that the securities would not be settled at any price less than the amortized cost of the Company's investment. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Obligations of States and Political Subdivisions

Management believes that the unrealized losses on the Company's investment in obligations of states and political subdivisions is caused by interest rate changes, and is not attributable to changes in credit quality. The Company's investments in obligations of states and political subdivisions includes 10 securities which were in a loss position for twelve months or more, none of which are individually significant. The Company has the ability and intent to hold these investments until at least a recovery of fair value or to maturity or call and expects to collect all amounts due. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2007.

Government Guaranteed Mortgage Backed Securities

Management believes that the unrealized losses on the Company's investment in government guaranteed mortgage-backed securities is caused by interest rate change and is not attributable to changes in credit quality. These investments include 36 securities which were in a loss position for twelve months or more, none of which are individually significant. Investments in these securities in a loss position for less than twelve months were not significant. Additionally, the contractual cash flows of these investments are guaranteed by an agency of the U.S. government and thus it is expected that the securities would not be settled at any price less than the amortized cost of the Company's investment. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Corporate Debt Securities

As of December 31, 2007, there were no corporate debt securities in a loss position for twelve months or more, and two corporate debt securities that were in a loss position for less than twelve months. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Equity Securities

Management believes that the unrealized losses on the Company's investment in equity securities, after the impairment loss taken during 2007 discussed below, is caused by interest rate increases and is not attributable to changes in credit quality. These investments include two securities which were in a loss position for twelve months or more, two of which are individually significant as discussed below. Management has the ability and intent to hold these investments until at least a recovery of fair value or until maturity.

At December 31, 2007 the Company held 100,000 shares of FNMA, Series M perpetual preferred stock. The coupon rate is fixed at 4.75% with a taxable-equivalent yield of 6.31%. The securities are owned at par, or $50.00 per share, for a total investment of $5,000,000.

Management carefully evaluated the FNMA preferred stock to determine whether the decline in fair value below the amortized cost value of these securities is other-than-temporary. Among other items, management considers relevant accounting literature which included SFAS No. 115, Statement of Auditing Standard ("SAS") No. 92, and Staff Accounting Bulletin ("SAB") No. 59. In conducting this assessment, management evaluated a number of factors including, but not limited to:

- How far fair value has declined below amortized cost
- How long the decline in fair value has existed
- The financial condition of the issuer
- Rating agency changes on the issuer
- Management's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value

Management concluded the security was impaired and recorded a $1,716,000 pre-tax write-down of the security through income to its December 31, 2007 market value of $32.84 per share. The Company has the intent and ability to continue to hold this security. However, it may elect to divest of this security at any time.

Maturities

The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

Contractual maturities of held to maturity and available for sale securities (other than equity securities with an amortized cost of approximately $6,284,000 and a fair value of approximately $6,250,000) at December 31, 2007, are shown below (in thousands).

	Held to Maturity		Available for Sale	
	Amortized Cost (Carrying Amount)	Estimated Fair Value	Amortized Costs	Estimated Fair Value (Carrying Amount)
Due in 1 year or less	$ 31	$ 31	$ 4,660	$ 4,653
Due after 1 year through 5 years			61,652	61,152
Due after 5 years through 10 years			26,267	26,011
Due after 10 years			6,925	6,275
	$ 31	$ 31	$ 99,504	$ 98,091

At December 31, 2007 and 2006, securities having fair value amounts of approximately $68,410,000 and $81,258,000 were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

3. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Yolo, Solano, Placer, Sonoma, Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 were as follows (in thousands):

	2007	2006
Commercial	$ 92,419	$ 78,122
Real estate - commercial	297,272	263,323
Real estate - construction	225,758	213,199
Real estate - mortgage	50,131	40,487
Installment	41,161	27,951
Direct financing leases	1,307	1,985
Other	39,297	35,828
	747,345	660,895
Deferred loan (fees) costs, net	(1,092)	(1,102)
Allowance for loan and lease losses	(10,755)	(8,831)
	$ 735,498	$ 650,962

At December 31, 2007 and 2006, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $97,059,000 and $108,931,000, respectively.

Salaries and employee benefits totaling $793,000, $933,000 and $1,191,000 have been deferred as loan origination costs for the years ended December 31, 2007, 2006 and 2005, respectively.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB, FRB, and certain correspondent banks. Pledged loans totaled $203,662,000 and $110,010,000 at December 31, 2007 and 2006 (see note 9).

The components of the Company's direct financing leases at December 31 are summarized below (in thousands):

	2007	2006
Future minimum lease payments	$ 1,337	$ 2,012
Residual interests		14
Initial direct costs		1
Unearned income	(30)	(42)
	$ 1,307	$ 1,985

Future minimum lease payments are as follows (in thousands):

2008	$ 322
2009	251
2010	192
2011	192
2012	192
Thereafter	188
Total	$ 1,337

Changes in the allowance for loan and lease losses for the years ended December 31 were as follows (in thousands):

	2007	2006	2005
Balance, beginning of year	$ 8,831	$ 7,864	$ 7,217
Provision	2,050	975	930
Loans charged-off	(255)	(258)	(602)
Recoveries on loans previously charged-off	129	250	319
Balance, end of year	$ 10,755	$ 8,831	$ 7,864

4. IMPAIRED AND NONPERFORMING LOANS AND LEASES

At December 31, 2007 and 2006, the recorded investment in impaired loans and leases was approximately $1,608,000 and $72,000, respectively. Of the 2007 and 2006 balance, there was a related valuation allowance of $83,000 and $36,000, respectively. For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in impaired loans and leases was approximately $1,572,000, $63,000 and $791,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $38,000, $9,000 and $6,000 for cash payments received in 2007, 2006 and 2005.

Nonperforming loans and leases include all such loans and leases that are either on nonaccrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured and in the process of collection. Nonperforming loans and leases at December 31 are summarized as follows (in thousands):

	2007	2006
Nonaccrual loans and leases	$ 1,608	$ 72
Loans and leases 90 days past due but still accruing interest	156	403
Total nonperforming loans and leases	$ 1,764	$ 475

Interest income forgone on nonaccrual loans or leases approximated $49,000 in 2007, $10,000 in 2006 and $6,000 in 2005.

At December 31, 2007, there were no commitments to lend additional funds to borrowers whose loans or leases were on nonaccrual status.

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2007	2006
Land	$ 2,239	$ 2,239
Buildings and improvements	8,286	8,239
Furniture, fixtures and equipment	19,063	18,415
Leasehold improvements	3,469	3,374
Construction in progress	8	5
	33,065	32,272
Accumulated depreciation and amortization	(20,634)	(18,475)
Total premises and equipment	$ 12,431	$ 13,797

Depreciation and amortization included in occupancy and equipment expense totaled $2,184,000, $2,330,000 and $2,154,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

6. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2007	2006
Deferred taxes	$ 6,444	$ 5,189
Prepaid expenses	1,018	975
Mortgage servicing asset	677	834
Other	2,009	1,976
Total other assets	$ 10,148	$ 8,974

Originated mortgage servicing assets totaling $30,000, $147,000 and $298,000 were recognized during the years ended December 31, 2007, 2006 and 2005, respectively. Amortization of mortgage servicing assets totaled $187,000, $176,000 and $95,000 for the years ended December 31, 2007, 2006 and 2005, respectively. There were no impairment charges to mortgage servicing assets during the years ended December 31, 2007, 2006 and 2005.

7. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $104,503,000 and $76,985,000 at December 31, 2007 and 2006. Interest expense incurred on such time certificates of deposit was $4,386,000,

$2,631,000 and $1,349,000 for the years ended December 31, 2007, 2006 and 2005. At December 31, 2007, the scheduled maturities of all time deposits were as follows (in thousands):

Years	Amount
2008	229,671
2009	8,130
2010	1,592
2011	1,244
2012	233
Thereafter	6
	$ 240,876

8. LINES OF CREDIT

At December 31, 2007, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Description	Amount	Expiration
Unsecured	$ 10,000	6/30/2008
Unsecured	15,000	7/31/2008
Secured:		
First deeds of trust on eligible 1-4 unit residential loans	57,287	Monthly
First deeds of trust on eligible commercial real estate loans	1,844	Monthly
Securities Backed Credit Program	10,401	Monthly

9. BORROWING ARRANGEMENTS

Other borrowed funds include FHLB advances and Federal funds purchased. The following table summarizes these borrowings at December 31 (in thousands):

	2007	2006
Short-term borrowings:		
FHLB advances	$ 86,957	$ 25,000
Federal funds	235	
Total short-term borrowings	$ 87,192	$ 25,000
Long-term borrowings:		
FHLB advances		$ 12,500
Total long-term borrowings	$ -	$ 12,500
Total borrowed funds	$ 87,192	$ 37,500

The FHLB advances of $86,957,000 at December 31, 2007 carry an average interest rate of 3.46%, mature in 2008 and are collateralized by loans and securities. Federal funds purchased are generally for one-day periods.

10. SUBORDINATED DEBENTURES

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036.

The trust preferred securities issued by the trusts are currently included in Tier 1 capital in the amount of $27,611,000 and in Tier 2 capital in the amount of $3,389,000 for purposes of determining Leverage, Tier 1 and Total Risk-Based capital ratios. Beginning March 31, 2009, a more restrictive formula must be used to determine the amount of trust preferred securities that may be included in regulatory Tier 1 capital. At that time, trust preferred securities equal to no more than 25% of the sum of all core capital elements, which generally is defined as shareholders' equity less goodwill and any related deferred income tax liability will be allowed in Tier 1 capital. The regulations currently in effect only limit the amount of trust preferred securities that may be included in Tier 1 capital to 25% of the sum of core capital elements without a deduction for goodwill. Management has determined that the Company's Tier 1 capital ratios would remain above the regulatory minimum had the modification of the capital regulations been in effect at December 31, 2007.

The following table summarizes the terms of each subordinated debenture issuance (dollars in thousands):

Series	Date Issued	Maturity	Fixed or Variable Rate	Current Rate	Rate Index	Redemption Date	Amount at December 31, 2007	Amount at December 31, 2006
North Valley Capital Trust I	7/16/01	7/25/31	Fixed	10.25%	N/A	7/25/11	$ 10,310	$ 10,310
North Valley Capital Trust II	3/28/03	4/24/33	Variable	6.45%	LIBOR + 3.25%	4/24/08	6,186	6,186
North Valley Capital Trust III	4/20/04	4/24/34	Variable	7.95%	LIBOR + 2.80%	7/23/09	5,155	5,155
North Valley Capital Statutory Trust IV	12/29/05	3/15/36	Variable	6.16%	LIBOR + 1.33%	3/15/11	10,310	10,310
							$ 31,961	$ 31,961

Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $295,000 and $390,000 at December 31, 2007 and 2006, respectively. Amortization of the deferred costs was $95,000, $91,000 and $75,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

11. INCOME TAXES

The provision for income taxes for the years ended December 31, was as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$ 4,042	$ 4,192	$ 2,647
State	949	966	715
Total	4,991	5,158	3,362
Deferred tax (benefit):			
Federal	(1,398)	(974)	1,067
State	(518)	(26)	89
Total	(1,916)	(1,000)	1,156
Total provision for income taxes	$ 3,075	$ 4,158	$ 4,518

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes net of Federal income tax benefit	2.9%	1.9%	3.8%
Tax exempt income	(7.9%)	(5.8%)	(6.0%)
Change in estimate of Federal effective tax rate	0.0%	(2.5%)	0.0%
Other	2.0%	(0.1%)	0.3%
Effective tax rate	32.0%	28.6%	33.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2007	2006
Deferred tax assets:		
Allowance for loan and lease losses	$ 4,930	$ 4,048
Accrued pension obligation	1,712	1,587
Underfunded pension obligation	368	370
Deferred compensation	1,250	1,188
Deferred loan fees and costs	20	256
Discount on acquired loans	172	222
Unrealized loss on available for sale securities	593	1,252
Stock based compensation	55	248
Other	1,191	53
Total deferred tax assets	$ 10,291	$ 9,224
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	1,247	1,452
FHLB stock dividend	425	285
Originated mortgage servicing rights	310	382
Market to market adjustment	1,450	1,406
California franchise tax	193	21
Core deposit intangibles	(39)	134
Deferred loan fees and costs	131	230
Other	130	125
Total deferred tax liabilities	$ 3,847	$ 4,035
Net deferred tax asset	$ 6,444	$ 5,189

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 requires a certain methodology for measuring and reporting uncertain tax positions, as well as disclosures regarding such tax positions. The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2004 and by state and local taxing authorities for years before December 31, 2003. The Company's primary market areas are designated as "Enterprise Zones" and the Company receives tax credits for hiring individuals in these markets and receives an interest deduction for loans made in designated enterprise zones. The tax credits and interest deductions are significant to the Company in reducing its effective tax rate. These positions could be challenged by the California Franchise Tax Board, and an unfavorable adjustment could occur. The California Franchise Tax Board is currently conducting examinations of the State of California returns for 2003 and 2004. The Company determined its unrecognized tax benefit to be $703,000 at December 31, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows: (in thousands)

Balance at January 1, 2007	$685
Additions based on tax positions related to the current year	71
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(53)
Settlements	-
Balance at December 31, 2007	$703

During the year ended December 31, 2007, the Company was not assessed any interest and penalties. The Company had approximately $218,000 and $198,000 for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively.

12. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made discretionary contributions to the ESOP for the years ended December 31, 2007, 2006 and 2005 of $195,000, $195,000 and $250,000. At December 31, 2007 and 2006, the ESOP owned approximately 176,000 shares of the Company's common stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are age 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2007, 2006 and 2005 of $310,000, $313,000 and $163,000, respectively.

The Company has a nonqualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $2,986,000 and $2,638,000 as of December 31, 2007 and 2006, respectively, is included in accrued interest payable and other liabilities. The interest cost for this plan was $273,000, $228,000 and $193,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has a supplemental retirement plan for key executives, certain retired key executives and directors. These plans are nonqualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and holds policies with cash surrender values of $30,526,000 and $29,483,000 at December 31, 2007 and 2006, respectively. The related accrued pension obligation of $4,633,000 and $4,403,000 as of December 31, 2007 and 2006, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the nonqualified supplemental retirement defined benefit pension plans at or for the year ended December 31 (in thousands):

	Pension Benefits			
	2007		2006	
Change in projected benefit obligation:				
Projected obligation at beginning of year	$	4,476	$	4,299
Service cost		620		490
Interest cost		283		269
Benefit payments		(735)		(315)
Actuarial gains		(11)		(267)
Projected benefit obligation at end of year	$	4,633	$	4,476
Accumulated benefit obligation at end of year	$	3,482	$	3,573
Change in plan assets:				
Fair value of plan assets at beginning of year	$	-	$	-
Employer contributions		736		315
Benefit payments		(736)		(315)
Fair value of plan assets at end of year	$	-	$	-
Funded status	$	(4,633)	$	(4,476)
Items not yet recognized as a component of net periodic pension cost				
Development of prior service cost				
Prior year balance		175		206
Current year amortization		(31)		(31)
Prior service cost		144		175
Development of actuarial loss/(gain)				
Prior year balance		795		1,120
Current year amortization		(31)		(58)
Gain arising during current period		(11)		(267)
Actuarial loss		753		795
Total		897		970
Amounts recognized in the balance sheet consist of:				
Current liability	$	(234)	$	(638)
Noncurrent liability		(4,399)		(3,838)
Total pension liability		(4,633)		(4,476)
Accumulated other comprehensive income		897		970
Net amount recognized	$	(3,735)	$	(3,506)

	2007	2006	2005
Components of net periodic benefits cost:			
Service cost	$ 620	$ 490	$ 277
Interest cost	283	269	195
Amortization of transition obligation/(asset)			25
Amortization of prior service cost	31	31	31
Amortization of actuarial loss	31	58	
Net periodic benefit cost	$ 965	$ 848	$ 528
Other comprehensive (loss) income	$ (73)	$ 961	$ 4
Amounts included in AOCI expected to be recognized during the next fiscal year			
Prior service cost	$ 31	$ 31	
Actuarial loss	$ 29	$ 1,287	

	2007	2006	2005
Assumptions used to determine benefit obligations as of end of fiscal year and used in computing net periodic benefit cost			
Measurement Date	12/31/2007	12/31/2006	12/31/2005
Discount rate	6.50%	6.50%	6.50%
Expected return on assets	N/A	N/A	N/A
Rate of compensation increase	8.00%	8.00%	8.00%

Estimated costs expected to be accrued in 2008 are $923,000. The following table presents the benefits expected to be paid under the plan in the periods indicated (in thousands):

Year	Pension Benefits
2008	$ 234
2009	$ 229
2010	$ 229
2011	$ 229
2012	$ 229
2013 - 2017	$ 3,632

13. STOCK-BASED COMPENSATION

During 2007, 2006 and 2005, each director was awarded 900 shares of common stock, resulting in an additional 7,200, 7,200 and 8,550 shares being issued. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of the award.

Under the Company's stock option plans as of December 31, 2007, 1,162,649 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plan, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term and vest ratably over four years from the date of the grant. A summary of outstanding stock options follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding, January 1, 2005	1,057,748	$ 8.55		
Granted	76,899	18.96		
Exercised	(203,464)	6.98		
Expired or canceled	(34,623)	$ 15.03		
Outstanding December 31, 2005	896,560	$ 9.51		
Granted	62,157	17.27		
Exercised	(141,106)	9.60		
Expired or canceled	(38,899)	$ 16.41		
Outstanding December 31, 2006	778,712	$ 9.77		
Granted	63,613	20.41		
Exercised	(104,952)	8.32		
Expired or canceled	(13,731)	$ 18.85		
Outstanding December 31, 2007	723,642	$ 10.75	4 years	$ 2,647
Fully vested and exercisable at December 31, 2007	626,379	$ 9.48	3 years	$ 2,647
Options expected to vest	97,263	$ 18.93	8 years	$ -

Information about stock options outstanding at December 31, 2007 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 5.36-10.63	315,251	1	$ 7.70	315,251	$ 7.70
$ 6.59- 6.67	23,000	2	$ 6.61	23,000	$ 6.61
$ 7.58- 8.87	124,953	3	$ 7.94	124,953	$ 7.94
$ 9.40	15,761	4	$ 9.40	15,761	$ 9.40
$ 10.24-13.06	66,900	5	$ 11.65	66,900	$ 11.65
$ 15.72	21,062	6	$ 15.72	16,849	$ 15.72
$ 16.18-19.86	37,523	7	$ 18.96	23,313	$ 18.87
$ 16.38-18.62	54,379	8	$ 17.28	25,631	$ 17.24
$ 16.20-24.75	64,813	9	$ 19.99	14,721	$ 19.69

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for options that were in-the-money at December 31, 2007. The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 totaled $1,068,000, $1,111,000 and $2,343,000, respectively. The total fair value of the shares that vested during the years ended December 31, 2007, 2006 and 2005 totaled $247,000, $170,000 and $390,000, respectively.

The compensation cost that has been charged against income for stock based compensation was $368,000 for the year ended December 31, 2007. Income tax benefits recognized in the Statement of Changes in Equity for the year ended December 31, 2007 totaled $173,000.

At December 31, 2007, the total unrecognized compensation cost related to stock-based awards granted to employees under the Company's stock option plans was $358,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 1.5 years and will be adjusted for subsequent changes in estimated forfeitures.

Cash received from stock option exercises under the Company's option plans for 2007 and 2006 was $899,000 and $521,000, respectively. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as a cash flow from financing activities in the consolidated statement of cash flows. These excess tax benefits from stock option exercises under the stock option plans totaled $173,000 and $174,000 for 2007 and 2006, respectively.

14. STOCK REPURCHASE PLAN

The Board of Directors approved a plan to repurchase up to 4%, or approximately 300,000 shares of the outstanding common stock of the Company in 2006. Stock repurchases were made from time to time on the open market. The timing of the purchases and the exact number of shares purchased was dependent on market conditions. The share repurchase program did not include specific price targets or timetables and could have been suspended at any time. During 2006 all 300,000 shares were repurchased for $5,270,000 at an average price of $17.57 per share.

15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2007	2006	2005
Calculation of Basic Earnings Per Share:			
Numerator - net income	$ 6,534	$ 10,396	$ 9,149
Denominator - weighted average common shares outstanding	7,361	7,380	7,424
Basic earnings per share	$ 0.89	$ 1.41	$ 1.23
Calculation of Diluted Earnings Per Share:			
Numerator - net income	$ 6,534	$ 10,396	$ 9,149
Denominator:			
Weighted average common shares outstanding	7,361	7,380	7,424
Dilutive effect of outstanding options	273	258	374
Weighted average common shares outstanding and common share equivalents	7,634	7,638	7,798
Diluted earnings per share	$ 0.86	$ 1.36	$ 1.17

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. These leases expire on various dates through 2015 and have various renewal options ranging from 3 to 15 years. Rent expense for such leases for the years ended December 31, 2007, 2006 and 2005 was $1,316,000, 1,259,000 and $1,241,000.

The following schedule represents the Company's noncancelable future minimum scheduled lease payments at December 31, 2007 (in thousands):

Future Lease Payments	
2008	$ 1,273
2009	993
2010	534
2011	183
2012	183
Thereafter	392
Total	$ 3,558

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $10,314,000 and $13,067,000 at December 31, 2007 and 2006. At December 31, 2007, commercial and consumer lines of credit and real estate loans of approximately $79,024,000 and $134,570,000 were undisbursed. At December 31, 2006, commercial and consumer lines of credit and real estate loans of approximately $88,061,000 and $145,034,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2007 and 2006. The Company recognizes these fees as revenues over the term of the commitment or when the commitment is used.

Loan commitments and standby letters of credit involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2007 and 2006, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 77% and 78% of the Company's loan portfolio at December 31, 2007 and 2006. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

17. RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2007 and 2006 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2007	2006
Beginning balance	$ 8,759	$ 4,332
Borrowings	1,391	4,969
Repayments	(1,656)	(542)
	$ 8,494	$ 8,759
Undisbursed commitments	$ 1,111	$ -

18. REGULATORY MATTERS

The Company and NVB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and NVB must meet specific capital guidelines that involve quantitative measures of the Company's and NVB's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and NVB's capital amounts and NVB's prompt corrective action classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and NVB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and NVB meet all capital adequacy requirements to which they are subject.

The most recent notifications from the Federal Deposit Insurance Corporation for NVB as of December 31, 2007 categorized NVB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized NVB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed NVB's category.

The Company's and NVB's actual capital amounts (in thousands) and ratios are also presented in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2007:						
Total capital (to risk weighted assets)	$ 108,098	12.00%	$ 72,065	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 93,954	10.43%	$ 36,032	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 93,954	10.29%	$ 36,522	4.00%	N/A	N/A
As of December 31, 2006:						
Total capital (to risk weighted assets)	$ 100,065	11.88%	$ 67,384	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 86,032	10.21%	$ 33,705	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 86,032	9.66%	$ 35,624	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2007:						
Total capital (to risk weighted assets)	$ 105,715	11.73%	$ 72,099	8.00%	$ 90,124	10.00%
Tier 1 capital (to risk weighted assets)	$ 94,960	10.54%	$ 36,038	4.00%	$ 54,057	6.00%
Tier 1 capital (to average assets)	$ 94,960	10.43%	$ 36,418	4.00%	$ 45,523	5.00%
As of December 31, 2006:						
Total capital (to risk weighted assets)	$ 97,642	11.61%	$ 67,281	8.00%	$ 84,102	10.00%
Tier 1 capital (to risk weighted assets)	$ 88,811	10.56%	$ 33,641	4.00%	$ 50,461	6.00%
Tier 1 capital (to average assets)	$ 88,811	9.97%	$ 35,631	4.00%	$ 44,539	5.00%

The Company's ability to pay cash dividends is dependent on dividends paid to it by NVB and limited by California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. California General Corporation Law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

The Company's ability to pay dividends is also limited by certain covenants contained in the indentures relating to trust preferred securities that have been issued by four business trusts and corresponding junior subordinated debentures. The Company owns the common stock of the four business trusts. The indentures provide that if an Event of Default (as defined in the indentures) has occurred and is continuing, or if the Company is in default with respect to any obligations under our guarantee agreement which covers payments of the obligations on the trust preferred securities, or if the Company gives notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then the Company may not, among other restrictions, declare or pay any dividends.

Dividends from NVB to the Company are restricted under certain federal laws and regulations governing banks. In addition, California law restricts the total dividend payments of any bank to the lesser of the bank's retained earnings or the bank's net income for the latest three fiscal years, less dividends previously declared during that period, at any time without the prior approval of the California Department of Financial Institutions. As of December 31, 2007, the maximum amount available for dividend distributions by NVB to the Company under these restrictions was approximately $15.7 million.

19. OTHER NONINTEREST EXPENSES

The major classifications of other noninterest expenses for the years ended December 31 were as follows (in thousands):

	2007	2006	2005
Data processing	2,227	2,300	1,928
Professional services	1,572	1,583	1,546
ATM and on-line banking	986	845	755
Marketing expense	959	1,139	1,011
Operations expense	881	848	953
Merger expense	760	-	-
Printing and supplies	700	715	606
Amortization of intangibles	651	651	651
Director expense	579	575	361
Postage	524	563	584
Loan expense	419	434	574
Other	3,350	3,011	3,955
	$ 13,608	$ 12,664	$ 12,924

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimation technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect tax ramifications or changes in market conditions subsequent to December 31, 2007; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following assumptions were used as of December 31, 2007 and 2006 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) **Cash and Cash Equivalents** - The carrying amount represents a reasonable estimate of fair value.

(b) **Investment Securities** – The fair value of held to maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Available for sale securities are carried at fair value. The carrying value of FHLB, FRB, and other securities represents a reasonable estimate of fair value.

(c) **Loans and Leases** - Commercial loans, residential mortgages, construction loans and direct financing leases are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and nonperforming categories.

The fair value of performing loans and leases is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are determined using available market information.

The fair value of nonperforming loans and leases is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(d) **Bank-owned Life Insurance** - The carrying amount and estimated fair values are based on current cash surrender values at each reporting date provided by the insurers.

(e) **Mortgage servicing assets** – The fair value of mortgage servicing assets is estimated using projected cash flows adjusted for the effects of anticipated prepayments, using a market discount rate.

(f) **Deposits** – Noninterest-bearing and interest-bearing demand deposits and savings accounts are payable on demand and their carrying values are assumed to be at fair value. The fair value of the core deposit intangible has not been included as a component of the fair value estimate. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(g) **Other Borrowed Funds** - The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowings for the same remaining maturities could be made.

(h) **Subordinated Debentures** - The fair value of the subordinated debentures is estimated by discounting the contractual cash flows using the current interest rate at which similar securities with the same remaining expected life could be made.

(i) **Commitments to Fund Loans/Standby Letters of Credit** - The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value are not significant and therefore not included in the following table.

(j) **Accrued Interest Receivable/Payable** – The carrying amount of accrued interest receivable and accrued interest payable represents a reasonable estimate of fair value.

(Dollars in thousands)

	2007		2006	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and cash equivalents	$ 28,569	$ 28,569	$ 41,496	$ 41,496
FHLB, FRB and other securities	6,238	6,238	5,495	5,495
Securities:				
Available for sale	104,341	104,341	133,571	133,571
Held to maturity	31	31	82	81
Loans and leases	735,498	741,694	650,962	648,129
Bank owned life insurance	30,526	30,526	29,483	29,483
Mortgage servicing assets	677	798	834	841
Accrued interest receivable	3,912	3,912	3,838	3,838
FINANCIAL LIABILITIES				
Deposits	$ 736,739	$ 737,021	$ 750,288	$ 749,562
Other borrowed funds	87,192	87,191	37,500	37,253
Subordinated debentures	31,961	29,105	31,961	33,252
Accrued interest payable	1,423	1,423	1,723	1,723

21. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 4,744	$ 2,170
Available for sale securities at fair value		-
Investments in banking subsidiaries	110,088	104,067
Investments in other subsidiaries	2	12
Investment in unconsolidated subsidiary grantor trusts	961	961
Other assets	187	1,055
Total assets	$ 115,982	$ 108,265
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 739	$ 729
Subordinated debentures	31,961	31,961
Other liabilities	1,811	84
Stockholders' equity	81,471	75,491
Total liabilities and stockholders' equity	$ 115,982	$ 108,265

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
INCOME:			
Dividends from subsidiaries	$ 5,000	$ 10,000	$ 4,500
Other income		10,737	10,413
Total income	5,000	20,737	14,913
EXPENSE:			
Interest on subordinated debentures	2,438	2,456	1,708
Salaries and employee benefits		9,258	8,517
Legal and accounting	906	988	1,259
Other	1,926	3,205	2,836
Merger and acquisition expense	761	-	-
Tax benefit	(2,498)	(2,052)	(1,631)
Total expense	3,533	13,855	12,689
Income before equity in undistributed income of subsidiaries	1,467	6,882	2,224
Equity in undistributed (distributed) income of subsidiaries	5,067	3,514	6,925
Net income	6,534	10,396	9,149
Other comprehensive income (loss), net of tax	954	109	(1,574)
Total comprehensive income	$ 7,488	$ 10,505	$ 7,575

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,534	$ 10,396	$ 9,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (undistributed) distributed income of subsidiaries	(5,067)	(3,514)	(6,925)
Loss on sales of securities	-	24	-
Stock-based compensation expense	368	293	182
Effect of changes in:			
Other assets	868	552	1,274
Other liabilities	1,737	(834)	32
Net cash provided by operating activities	4,440	6,917	3,712
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of available for sale securities	-	-	-
Proceeds from maturities of available for sale securities	-	-	153
Proceeds from sales of available for sale securities	-	25	-
Sale or repayment of investments in subsidiaries	10	622	-
Investment in and acquisition of subsidiaries	-	-	(10,600)
Investment in unconsolidated subsidiary grantor trusts	-	-	(310)
Net cash provided by (used in) investing activities	10	647	(10,757)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,948)	(2,933)	(2,232)
Proceeds from issuance of subordinated debentures	-	-	10,310
Repurchase of common stock	-	(5,270)	(189)
Exercise of stock options, including tax benefit	1,072	695	1,108
Net cash (used in) provided by financing activities	(1,876)	(7,508)	8,997
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,574	56	1,952
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,170	2,114	162
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,744	$ 2,170	$ 2,114

22. SUBSEQUENT EVENT

On February 27, 2008, the Company declared a cash dividend of $0.10 per share. The dividend is payable on April 1, 2008 to holders of record at the close of business on March 14, 2008.

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
2(c)	Agreement and Plan of Merger dated April 23, 2004, by and between North Valley Bancorp and Yolo Community Bank (incorporated by reference from Exhibit 99.54 to the Company's Current Report on Form 8-K filed with the Commission on April 26, 2004).	*
2(d)	Agreement and Plan of Reorganization dated April 10, 2007, between Sterling Financial Corporation and North Valley Bancorp (incorporated by reference from Exhibit 99.128 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2007). Terminated effective December 1, 2007.	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp.	*
3(c)	By-laws of North Valley Bancorp, as amended and restated.	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(b)	Indenture (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(d)	Guarantee Agreement for North Valley Capital Trust I (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(e)	Amended and Restated Declaration of Trust (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(e) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*

4(g)	Guarantee Agreement for North Valley Capital Trust II (North Valley Bancorp) dated April 10, 2003 (incorporated by reference from Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(h)	Amended and Restated Declaration of Trust (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(h) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(i)	Indenture (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(j)	Guarantee Agreement for North Valley Capital Trust III (North Valley Bancorp) dated May 5, 2004 (incorporated by reference from Exhibit 4(j) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(k)	Amended and Restated Declaration of Trust (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.94 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006)	*
4(l)	Indenture (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.95 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(m)	Guarantee Agreement for North Valley Capital Statutory Trust IV (North Valley Bancorp) dated December 29, 2005 (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(n)	Junior Subordinated Debt Security Due 2036 (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(o)	Capital Security Certificate (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(e)	North Valley Bancorp 1989 Director Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(f)	North Valley Bancorp Employee Stock Ownership Plan, amended and restated as of January 1, 1999 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	**
10(g)	First Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated October 24, 2002 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	**
10(h)	Second Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated November 17, 2003 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	**
10(i)	Third Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective September 1, 2004(incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	**
10(j)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(l)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10(k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(m)	Deleted.	
10(n)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(o)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(p)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*
10(q)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*

10(s)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001). **	*
10(t)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001). **	*
10(u)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(v)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(w)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(x)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(y)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(z)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(cc) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(aa)	Deleted.	
10(bb)	Form of Salary Continuation Agreement executed in October 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(cc)	Park Marina Lease dated July 23, 2001, between The McConnell Foundation and North Valley Bancorp for 300 Park Marina Circle, Redding, California 96001 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
10(dd)	Form of Salary Continuation Agreement executed in October 2001 between Six Rivers National Bank and each of Russell Harris and Margie L. Plum (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(ee)	Form of Executive Deferred Compensation Agreement executed in January 2001 between North Valley Bank and Edward J. Czajka (incorporated by reference from Exhibit 10(hh) to the Company's	*

	Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)**	
10(ff)	Form of Executive Deferred Compensation Agreement executed in December 2001 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter, Edward J. Czajka and Eric J. Woodstrom (incorporated by reference from Exhibit 10(ii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(gg)	Form of Executive Deferred Compensation Agreement executed in January 2002 between Six Rivers National Bank and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(hh)	Form of Director Deferred Fee Agreement executed in December 2001 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas W. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(ii)	Director Deferred Fee Agreement executed in December 2001 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., John J. Gierek, Jr., Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10(ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(jj)	Information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2002).	*
10(kk)	Form of Employment Agreement executed in March 2004 between North Valley Bancorp and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).**	*
10(ll)	Form of Employment Agreement dated August 31, 2004 between North Valley Bancorp and Yolo Community Bank and John A. DiMichele (incorporated by reference from Exhibit 99.71 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2004).**	*
10(mm)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and John A. DiMichele (incorporated by reference from Exhibit 10(nn) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(nn)	Severance and Release Agreement (effective as of February 4, 2005) between John A. DiMichele and North Valley Bancorp and NVB Business Bank, formerly named Yolo Community Bank (incorporated by reference from Exhibit 99.78 to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2005).**	*
10(oo)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and Leo J. Graham (incorporated by reference from Exhibit 10(oo) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(pp)	Director Deferred Fee Agreement dated December 31, 2004 between North Valley Bancorp and Martin Mariani (incorporated by reference from Exhibit 10(pp) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(qq)	Amendment No. 1 to Park Marina Lease, dated July 24, 2003, between The McConnell Foundation and North Valley Bancorp (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(rr)	Cottonwood Branch sublease extension agreement dated August 7, 2003, between North Valley Bank and North State Grocery, Inc. (incorporated by reference from Exhibit 10(ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*

10(ss)	Westwood Branch lease agreement dated December 1, 2003, between North Valley Bank and Daha Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(tt)	Lease Agreement for 618 Main Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(uu)	Lease Agreement for 626, 628 Main Street, 400 Second Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(vv)	Lease for 100 B Street, Suite 110, Santa Rosa, California, dated October 19, 2004, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(ww)	Lease for 375 North Sunrise Blvd., Suite 100, Roseville, California, dated January 7, 2005, between Yolo Community Bank and MW Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(xx)	Office Building Lease for 101 North State Street, Suite A, Ukiah, California, dated November 3, 2004, between North Valley Bank and Southport Land & Commercial Company, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(yy)	Lease for 711 Jefferson Street, Suite A, Fairfield, California, dated September 30, 2004, between Yolo Community Bank and JLC Contracting, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(zz)	North Valley Bancorp 401(k) Plan, amended and restated effective September 1, 2004 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	**
10(aaa)	Fourth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective March 28, 2005 (incorporated by reference from Exhibit 10(aaa) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	**
10(bbb)	Lease for 100 B Street, Suite 360, Santa Rosa, California, dated April 15, 2005, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(bbb) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
10(ccc)	Lease for 2515 Park Marina Drive, Suite 102, Redding, California dated March 15, 2005, between the McConnell Foundation and North Valley Bancorp (incorporated by reference from Exhibit 10(ccc) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*

10(eee)	Form of Executive Employment Agreement between North Valley Bancorp for Scott Louis, Roger Nash, and Gary Litzsinger (incorporated by reference from Exhibit 99.91 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).**	*
10(fff)	Amendment to information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 99.92 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).	*
10(ggg)	North Valley Bancorp Salary Continuation Plan with Jack R. Richter, dated December 31, 2005 (incorporated by reference from Exhibit 99.102 to the Company's Current Report on Form 8-K filed with the Commission on January 6, 2006).**	*
10(hhh)	First Amendment to North Valley Bancorp Employee (401K) Plan, effective April 28, 2005.	**
10(iii)	Second Amendment to North Valley Bancorp Employee (401K) Plan, effective April 28, 2005.	**
10(jjj)	Third Amendment to North Valley Bancorp Employee (401K) Plan, effective December 30, 2005.	**
10(kkk)	Fifth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective June 4, 2005.	**
10(lll)	North Valley Bancorp Director Deferred Fee Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.124 to the Company's Current Report on Form 8-K filed with the Commission on February 28, 2007).**	*
10(mmm)	North Valley Bancorp Executive Deferred Commission Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.125 to the Company's Current Report on Form 8-K filed with the Commission on February 28, 2007).**	*
10(nnn)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.126 to the Company's Current Report on Form 8-K filed with the Commission on February 28, 2007).**	*
10(ooo)	Fifth Amendment to North Valley Bancorp Employee (401K) Plan, effective as of September 1, 2004 (incorporated by reference from Exhibit 99.127 to the Company's Current Report on Form 8-K filed with the Commission on February 28, 2007).	**
10(ppp)	First Amendment to the North Valley Bancorp Employee Stock Ownership Plan, as Amended and Restated effective January 1, 2006 (incorporated by reference from Exhibit 99.134 to the Company's Current Report on Form 8-K filed with the Commission on May 1, 2007).	**
10(qqq)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.136 to the Company's Current Report on Form 8-K filed with the Commission on June 15, 2007).**	*
10(rrr)	Form of Amendment of the North Valley Bancorp Employee Stock Ownership Plan (incorporated by reference from Exhibit 99.137 to the Company's Current Report on Form 8-K filed with the Commission on July 3, 2007).	**
10(sss)	Lease for 1828-1844 Park Marina Drive, Redding, California, dated July 30, 2007 (incorporated by reference from Exhibit 99.143 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2007).	*
10(ttt)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.146 to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2008).**	*

10(uuu)	North Valley Bancorp Executive Deferred Compensation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.147 to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2008).**	*
14	North Valley Bancorp Corporate Governance Code of Ethics (incorporated by reference from Exhibit 14 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
21	List of Subsidiaries.	
23	Consent of Perry-Smith LLP	
31	Rule 13a-14(a) / 15d-14(a) Certifications	
32	Section 1350 Certifications	

*Previously filed.
** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP
By:

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and Chief Financial Officer

DATE: March 12, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 12, 2008
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (Principal Executive Officer)	March 12, 2008
/s/ William W. Cox William W. Cox	Director	March 12, 2008
/s/Royce L. Friesen Royce L. Friesen	Director	March 12, 2008
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 12, 2008
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 12, 2008
/s/ Roger B. Kohlmeier Roger B. Kohlmeier	Director	March 12, 2008
/s/ Martin A. Mariani Martin A. Mariani	Director	March 12, 2008
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 12, 2008
/s/ Kevin R. Watson Kevin R. Watson	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 12, 2008

List of Subsidiaries

North Valley Bank

North Valley Trading Company (inactive)

North Valley Capital Trust I (unconsolidated)

North Valley Capital Trust II (unconsolidated)

North Valley Capital Trust III (unconsolidated)

North Valley Capital Statutory Trust IV (unconsolidated)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61771, 333-79531, 333-65948 and 333-65950 of North Valley Bancorp on Form S-8 of our reports, dated March 12, 2008, relating to our audits of the consolidated financial statements and management's report on internal control over financial reporting, appearing in this Annual Report on Form 10-K of North Valley Bancorp for the year ended December 31, 2007.

/s/ Perry-Smith LLP

Sacramento, California
March 12, 2008

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 REGARDING THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

I, Michael J. Cushman, President and Chief Executive Officer (Principal Executive Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

I, Kevin R. Watson, Executive Vice President and Chief Financial Officer (Principal Financial & Accounting Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

Exhibit 32

Section 1350 Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
with Respect to the North Valley Bancorp Annual Report on Form 10-K
for the year ended December 31, 2007

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of North Valley Bancorp, a California corporation (the "Company"), does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 12, 2008

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 12, 2008

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer & Principal
Accounting Officer)

NORTH VALLEY BANCORP
300 Park Marina Circle
Redding, California 96001

Dear Shareholders:

The 2008 Annual Meeting of Shareholders of North Valley Bancorp will be held at 5:30 p.m. on Thursday, May 22, 2008, in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California. In connection with the Annual Meeting, we are enclosing the following:

1. Notice of Annual Meeting of Shareholders
2. Proxy Statement
3. Proxy
4. 2007 Annual Report to Shareholders

We hope that you will attend the Annual Meeting and encourage you to read all of the enclosed materials carefully.

Whether or not you plan to attend the Annual Meeting in person, please return the Proxy, properly completed and executed, as promptly as possible so that your shares may be represented at the Annual Meeting.

As an added convenience, a shareholder can choose to vote by telephone or by using the Internet as indicated on the Proxy. If you vote by telephone or electronically through the Internet, you do not need to return the Proxy. Please refer to the Proxy Statement for a more complete description of the procedures for telephone and Internet voting.

We appreciate your support and look forward to seeing you at the Annual Meeting on Thursday, May 22, 2008.

Cordially,

/s/ J. M. ("Mike") Wells, Jr.
J. M. ("Mike") Wells, Jr.
Chairman of the Board

/s/ Michael J. Cushman
Michael J. Cushman
President and Chief Executive Officer

NORTH VALLEY BANCORP

Notice of Annual Meeting of Shareholders
Thursday, May 22, 2008
5:30 p.m.

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of North Valley Bancorp, a California corporation (the "Corporation"), will be held in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 22, 2008, at 5:30 p.m., for the following purposes:

1. To elect the following nominees as directors for a term of one year:

Michael J. Cushman	William W. Cox
Royce L. Friesen	Dante W. Ghidinelli
Kevin D. Hartwick	Roger B. Kohlmeier
Martin A. Mariani	Dolores M. Vellutini
J. M. "Mike" Wells, Jr.	

2. To ratify and approve the 2008 Stock Incentive Plan.

3. To ratify the appointment of Perry-Smith LLP as the Corporation's Independent Registered Public Accounting Firm for 2008.

4. To consider such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Section 15 of the Bylaws of the Corporation provides for the nomination of Directors, as follows:

Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than 21 days nor more than 60 days prior to any meeting of shareholders called for election of directors; provided however, that if less than 21 days notice of the meeting is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the Corporation not later than the close of business on the tenth day following the day on which the notice of meeting was mailed; provided further, that if notice of such meeting is sent by third-class mail as permitted by Section 6 of these Bylaws, no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman's instructions, the inspectors of election can disregard all votes cast for each such nominee.

Only shareholders of record at the close of business on April 11, 2008, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

/s/ Leo J. Graham
Leo J. Graham
Corporate Secretary

Redding, California
April 22, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU VOTE BY TELEPHONE OR ELECTRONICALLY THROUGH THE INTERNET, AS DESCRIBED IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE, YOU DO NOT NEED TO RETURN THE PROXY.

NORTH VALLEY BANCORP
300 Park Marina Circle
Redding, California 96001
(530) 226-2900

PROXY STATEMENT

The enclosed proxy card (the "Proxy") is solicited on behalf of the Board of Directors of North Valley Bancorp, a California corporation (the "Corporation"), for use at the Annual Meeting of Shareholders to be held in the Administrative Offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, at 5:30 p.m., on Thursday, May 22, 2008, and any adjournment or postponement thereof (the "Meeting"). Only shareholders of record at the close of business on April 11, 2008, (the "Record Date") will be entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, the Corporation had outstanding 7,422,366 shares of its common stock, no par value (the "Common Stock"). These proxy materials are first being mailed to shareholders on or about April 22, 2008.

On each matter submitted to a shareholder vote, each holder of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock outstanding in the holder's name on the books of the Corporation as of the Record Date. At the 1998 Annual Meeting of Shareholders, the Corporation's Articles of Incorporation were amended to provide that no holder of any class of stock of the Corporation shall be entitled to cumulate votes in connection with any election of Directors of the Corporation. Therefore, in the election of Directors, each outstanding share of Common Stock is entitled to cast one vote for as many separate nominees as there are Directors to be elected. The nominees who receive the most votes for the number of positions to be filled are elected Directors.

Shareholders may vote without attending the Meeting, whether their shares of Common Stock are held in their names or through a broker, bank or other nominee. Shareholders of record may vote by submitting a Proxy and the instructions for voting by mail, by telephone or by using the Internet are set forth on the Proxy. For shares held through a broker, bank or other nominee, shareholders may vote by submitting their voting instructions to the broker, bank or other nominee. Voting instructions may be given by telephone or by using the Internet, if the broker, bank or other nominee makes those methods available to the shareholder, in which case the procedures will be enclosed with the Proxy Statement forwarded by the broker, bank or other nominee.

Any person submitting a Proxy in the form accompanying this Proxy Statement has the power to revoke or suspend such Proxy prior to its exercise. A Proxy is revocable prior to the Meeting by a written direction to the Corporation, by a duly executed Proxy bearing a later date, delivered to the Corporate Secretary of the Corporation, or by voting on a later date by telephone or by using the Internet. A Proxy may also be revoked if the shareholder is present and elects to vote in person at the Meeting.

Any shareholder may choose to vote shares of Common Stock by telephone by calling the toll-free number (at no cost to the shareholder) indicated on the Proxy. Telephone voting is available 24 hours per day. Easy to follow voice prompts allow a shareholder to vote shares and to confirm that instructions have been properly recorded. The Corporation's telephone voting procedures are designed to authenticate the identity of shareholders by utilizing individual control numbers. *If a shareholder votes by telephone, there is no need to return the Proxy.*

Any shareholder may also choose to vote shares of Common Stock electronically by using the Internet, as indicated on the Proxy. Internet voting procedures are designed to authenticate the identity of a shareholder and to confirm that instructions have been properly recorded. The Corporation believes these procedures are consistent with the requirements of applicable law. *If a shareholder votes electronically by using the Internet, there is no need to return the Proxy.*

The Corporation will bear the entire cost of preparing, assembling, printing and mailing proxy materials furnished by the Board of Directors to shareholders. Copies of proxy materials will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to the beneficial owners of the Common Stock. The Corporation will reimburse brokerage houses, fiduciaries, custodians and others holding shares in their names or names of nominees or otherwise for reasonable out-of-pocket expenses incurred in sending proxy materials to the beneficial owners of such shares. In addition to the solicitation of proxies by use of the mail, some of the officers, directors and employees of the Corporation may (without additional compensation) solicit proxies by telephone, Internet or personal interview, the costs of which the Corporation will bear. The Corporation may, at its discretion, engage the services of a proxy solicitation firm to assist in the solicitation of proxies. The total expense of this solicitation will be borne by the Corporation and will include reimbursement paid to brokerage firms and others for their expenses in forwarding soliciting material and such expenses as may be paid to any proxy solicitation firm engaged by the Corporation.

Shares of Common Stock will be voted as directed by the shareholder submitting the Proxy, and, if no instructions are given on the Proxy, it will be voted "FOR" the election of the nominees for Director recommended by the Board of Directors, "FOR" ratification and approval of the 2008 Stock Incentive Plan, and "FOR" ratification of the appointment of Perry-Smith LLP as Independent Registered Public Accounting Firm for the Corporation for the 2008 fiscal year, all as described in the Proxy Statement; and, at the Proxy holders' discretion, on such other matters, if any, which may properly come before the Meeting (including any proposal to adjourn the Meeting). A majority of the shares entitled to vote, represented either in person or by a properly executed Proxy, will constitute a quorum at the Meeting. Abstentions and broker non-votes are each included in the determination of the number of shares present and voting for purposes of determining the presence of a quorum. Abstentions will be included in tabulations of the votes cast on proposals presented to the shareholders and, therefore, will have the effect of a negative vote. Broker non-votes will not be counted for purposes of determining the number of votes cast for a proposal.

A COPY OF THE ANNUAL REPORT OF THE CORPORATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, INCLUDING AUDITED FINANCIAL STATEMENTS (the "ANNUAL REPORT"), IS ENCLOSED WITH THESE PROXY MATERIALS. ADDITIONAL COPIES OF THE ANNUAL REPORT ARE AVAILABLE UPON REQUEST TO THE CORPORATE SECRETARY. THE ANNUAL REPORT INCLUDES A COPY OF THE CORPORATION'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATE SECRETARY MAY BE CONTACTED AT NORTH VALLEY BANCORP, P.O. BOX 994630, REDDING, CALIFORNIA 96099-4630.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Bylaws of the Corporation provide a procedure for nomination for election of members of the Board of Directors, which procedure is printed in full on the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement. Nominations not made in accordance therewith may, in the discretion of the Chairman of the Meeting, be disregarded, and, upon his instruction, the inspectors of election shall disregard all votes cast for such nominee(s).

Section 16 of the Bylaws of the Corporation provides as follows:

"The directors shall be elected annually by the shareholders at the annual meeting of the shareholders; provided, that if for any reason, the annual meeting or an adjournment thereof is not held or the directors are not elected thereat, then the directors may be elected at any special meeting of the shareholders called and held for that purpose. The term of office of the directors shall, except as provided in Section 17, begin immediately after their election and shall continue until their respective successors are elected and qualified. Notwithstanding the rule stated herein that directors shall be elected annually, each director continuing to serve as such at the time of an annual or special meeting of the shareholders shall nevertheless continue as a director until the expiration of the term to which he or she was previously elected by the shareholders, or until his or her prior death, resignation or removal."

At the 2005 Annual Meeting of Shareholders of North Valley Bancorp held on May 26, 2005, the shareholders of the Corporation approved the 2005 Proxy Statement Proposal No. 3, which amended the Articles of Incorporation and the Bylaws of the Corporation so as to declassify the Board of Directors as described in the 2005 Proxy Statement. As a result of those changes to the Articles and Bylaws of the Corporation, the following members of the Board of Directors will stand for election at the 2008 Annual Meeting of Shareholders for a one (1) year term, namely: Michael J. Cushman, William W. Cox, Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier, Martin A. Mariani, Dolores M. Vellutini, and J. M. (Mike) Wells, Jr.

The authorized number of directors has been fixed by resolution of the Board of Directors at nine (9). Accordingly, nine (9) Directors will be elected at the Meeting. All Proxies will be voted for the election of the following nominees recommended by the Board of Directors, unless authority to vote for the election of any Director or all Directors is withheld. All of the nominees are incumbent Directors.

Michael J. Cushman	William W. Cox	Royce L. Friesen
Dante W. Ghidinelli	Kevin D. Hartwick	Roger B. Kohlmeier
Martin A. Mariani	Dolores M. Vellutini	J. M. (Mike) Wells, Jr.

If any of the nominees should unexpectedly decline or be unable to act as a Director, the Proxies may be voted for a substitute nominee to be designated by the Board of Directors. The Board of Directors has no reason to believe that any nominee will become unavailable and has no present intention to nominate persons in addition to or in lieu of those named above. The nine (9) candidates receiving the highest number of votes will be elected.

The Board of Directors recommends a vote "FOR" each of the nine (9) nominees listed above: Michael J. Cushman, William W. Cox, Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier, Martin A. Mariani, Dolores M. Vellutini, and J. M. (Mike) Wells, Jr.

Stock Ownership of Certain Beneficial Owners and Management

To the knowledge of the Corporation, as of the Record Date, no person or entity was the beneficial owner of more than five percent (5%) of the outstanding shares of the Corporation's Common Stock, except as described below. For the purpose of this disclosure and the disclosure of ownership of shares by management, shares are considered to be "beneficially" owned if the person has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership (as so defined) within 60 days of the Record Date.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [(1)]
Common Stock	Westport Asset Management, Inc. 253 Riverside Avenue Westport, CT 06880	373,388 shares	5.04%

[(1)] Number of shares and percentage are based on information contained in Schedule 13G, as filed by Westport Asset Management, Inc. with the Securities and Exchange Commission on February 13, 2008.

Stock Ownership Table

The following table sets forth certain information regarding ownership of the Corporation's Common Stock with respect to each Director of the Corporation and North Valley Bank, and each current executive officer named in the Summary Compensation Table on page 17, as well as for all Directors and executive officers of the Corporation and North Valley Bank as a group. All of the shares of Common Stock of the Corporation shown in the following table are owned both of record and beneficially, except as indicated in the notes to the table, as of April 11, 2008. The table should be read with the understanding that more than one person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same securities. Therefore, careful attention should be given to the footnote references set forth in the column "Percent of Class." For the purpose of this disclosure and the disclosure of ownership of shares by management, shares are considered to be "beneficially" owned if the person has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership (as so defined) within 60 days of April 11, 2008.

Beneficial Owner	Position	Beneficial Ownership[1]	Percent of Class[2]
William W. Cox[6]	Director, North Valley Bancorp North Valley Bank	62,918	*
Michael J. Cushman[5]	President and Chief Executive Officer and Director, North Valley Bancorp North Valley Bank	200,728	2.64%
Royce L. Friesen	Director, North Valley Bancorp North Valley Bank	57,015	*
Dante W. Ghidinelli[7]	Director, North Valley Bancorp North Valley Bank	101,961	1.37%
Leo J. Graham[5]	General Counsel and Corporate Secretary North Valley Bancorp North Valley Bank	14,901	*
Kevin D. Hartwick[8]	Director, North Valley Bancorp North Valley Bank	71,126	*
Roger B. Kohlmeier	Director, North Valley Bancorp North Valley Bank	39,160	*
Gary S. Litzsinger[5]	Executive Vice President and Chief Risk Officer North Valley Bancorp North Valley Bank	9,442	*
Scott R. Louis[5]	Executive Vice President and Chief Operating Officer North Valley Bancorp North Valley Bank	5,957	*
Martin A. Mariani	Director, North Valley Bancorp North Valley Bank	18,558	*
Roger D. Nash[5]	Executive Vice President and Chief Credit Officer North Valley Bancorp North Valley Bank	9,780	*
Dolores M. Vellutini[9]	Director, North Valley Bancorp North Valley Bank	121,585	1.64%
Kevin R. Watson[5]	Executive Vice President and Chief Financial Officer North Valley Bancorp North Valley Bank	10,752	*
J.M. ("Mike") Wells, Jr. [10]	Chairman, North Valley Bancorp North Valley Bank	169,722	2.29%
All Directors and Executive Officers as a group (14 persons) [12] [13] [14]		893,605	12.04%

(1) Includes shares beneficially owned, directly and indirectly, together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, sole investment and voting power is held by the beneficial owner of all shares unless noted otherwise. Includes stock options granted pursuant to the North Valley Bancorp 1989 Director Stock Option Plan, the North Valley Bancorp 1998 Employee Stock Incentive Plan and the North Valley Bancorp 1999 Director Stock Option Plan with: 46,800 shares exercisable within 60 days of April 11, 2008 by Mr. Cox, 173,190 shares exercisable within 60 days of April 11, 2008 by Mr. Cushman; 18,600 shares exercisable within 60 days of April 11, 2008 by Mr. Friesen; 45,600 shares exercisable within 60 days of April 11, 2008 by Mr. Ghidinelli; 14,248 shares exercisable within 60 days of April 11, 2008 by Mr. Graham; 45,600 shares exercisable within 60 days of April 11, 2008 by Mr. Hartwick; 2,400 shares exercisable within 60 days of April 11, 2008 by Mr. Kohlmeier, 9,300 shares exercisable within 60 days of April 11, 2008 by Mr. Litzsinger; 5,780 shares exercisable within 60 days of April 11, 2008 by Mr. Louis; 2,400 shares exercisable within 60 days of April 11, 2008 by Mr. Mariani; 9,780 shares exercisable within 60 days of April 11, 2008 by Mr. Nash; 49,151 shares exercisable within 60 days of April 11, 2008 by Ms. Vellutini; 10,752 shares exercisable within 60 days of April 11, 2008 by Mr. Watson; and 35,600 shares exercisable within 60 days of April 11, 2008 by Mr. Wells;. Includes shares allocated under the North Valley Bancorp Employee Stock Ownership Plan through December 31, 2007, with: 2,880 shares allocated to Mr. Cushman, 502 shares allocated to Mr. Graham, 142 shares allocated to Mr. Litzsinger and 177 shares allocated to Mr. Louis.

(2) Includes stock options exercisable within 60 days of April 11, 2008. An "*" indicates less than one percent.

(3) Intentionally omitted.

(4) Intentionally omitted.

(5) Michael J. Cushman is President and Chief Executive Officer of North Valley Bancorp and North Valley Bank; Kevin R. Watson is Executive Vice President and Chief Financial officer of North Valley Bancorp and North Valley Bank; Scott R. Louis is Executive Vice President and Chief Operating Officer of North Valley Bancorp and North Valley Bank; Roger D. Nash is Executive Vice President and Chief Credit Officer of North Valley Bancorp and North Valley Bank; Gary S. Litzsinger is Executive Vice President and Chief Risk Officer of North Valley Bancorp and North Valley Bank; Leo J. Graham is General Counsel and Corporate Secretary of North Valley Bancorp and North Valley Bank.

(6) Includes 915 shares held by Mr. Cox's spouse and as to which Mr. Cox disclaims beneficial ownership.

(7) Includes 20,861 shares held by Mr. Ghidinelli as trustee for the Balma Grandchildren Trust.

(8) Includes 420 shares held in custodian accounts for Mr. Hartwick's children.

(9) Includes 210 shares held by Ms. Vellutini's spouse and 12,695 shares held by Ms. Vellutini's son and as to which Ms. Vellutini disclaims beneficial ownership.

(10) Includes 124,320 shares held by The Wells Family Trust, of which Mr. Wells is trustee. Includes 1,750 shares held by Mr. Wells' spouse and as to which Mr. Wells disclaims beneficial ownership. Includes 8,052 shares held by the Estate of Jean M. Wells, of which Mr. Wells is the executor.

(11) Intentionally omitted.

(12) This group includes all current Executive Officers and Directors of the Corporation and its subsidiary, North Valley Bank.

(13) See footnotes 5, 6, 8, 9 and 10. Includes 1,200 shares subject to options exercisable within 60 days of April 11, 2008 by the Directors under the 1989 Director Stock Option Plan, 244,951 shares subject to options exercisable within 60 days of April 11, 2008 by the Directors under the 1999 Director Stock

Option Plan and 223,050 shares subject to options exercisable within 60 days of April 11, 2008 by Messrs. Cushman, Graham, Litzsinger, Louis, Nash and Watson under the 1998 Employee Stock Incentive Plan.

(14) In calculating the percentage of ownership, all shares which the identified person has the right to acquire by the exercise of options are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

Certain information with respect to the nine (9) nominees for Director of the Corporation is provided below:

William W. Cox, CRE, CCI, (age 60), a Director of the Corporation since February 1997, has been owner and President of Cox Real Estate Consultants, Inc., since April 1996. From October 1987 to August 1996, he was President and 50% owner of Haedrich & Cox, Inc., a real estate brokerage company.

Michael J. Cushman (age 53), a Director of the Corporation since February 1999, is President and Chief Executive Officer of the Corporation and its subsidiary, North Valley Bank. Mr. Cushman served as Senior Vice President and Chief Business Banking Officer of North Valley Bank from March 1998 to February 1999. From March 1995 through March 1998, he was a self-employed investor. From November of 1994 through March of 1995, Mr. Cushman served as Vice President of Tri-Counties Bank, which acquired Country National Bank in November of 1994 where Mr. Cushman had served as President and Chief Executive Officer since September of 1992.

Royce L. Friesen, RPh. (age 69), a Director of the Corporation since May 1999, is Chairman of the Board of Owens Healthcare in Redding, California, having previously served as President, Chief Executive Officer and owner since 1968. Owens Healthcare, a management company, was formed to provide support and coordination among ten retail and home care pharmacies located throughout Northern California.

Dante W. Ghidinelli (age 60), a Director of the Corporation since 1993, has been a Certified Public Accountant and partner with Nystrom & Company LLP since 1974.

Kevin D. Hartwick (age 46), a Director of the Corporation since October 2000, has been a Certified Public Accountant and managing partner with Cholwell Benz & Hartwick in Crescent City, California, since 1989.

Roger B. Kohlmeier (age 68), a Director of the Corporation since August 2004, was founding President and Chief Executive Officer of Bank of Woodland which changed its name to Business & Professional Bank at which time he retired but continued on as Director until its sale to U.S. Bank of California in 1997. He is a graduate of California Polytechnic University of San Luis Obispo and is actively involved with the Economic Development Council and Woodland Health Care.

Martin A. Mariani (age 51), a Director of the Corporation since August 2004, is a partner in Mariani Nut Company of Winters, California. He graduated from the University of California, Davis in 1978.

Dolores M. Vellutini (age 70), a Director of the Corporation since October 2000, has been owner and President of Eureka Baking Company in Eureka, California, since 1988. In addition, she is a developer and the owner of Vellutini Properties in Eureka, California.

J. M. ("Mike") Wells, Jr. (age 67), is Chairman and a founding member of the Board of Directors of the Corporation. Mr. Wells was formerly a member of the law firm of Wells, Small & Selke, a Law Corporation, located in Redding, California. Mr. Wells had practiced law with that firm starting in 1972.

Certain information with respect to the current Executive Officers of the Corporation and North Valley Bank is provided below:

Kevin R. Watson (age 42), has served as Executive Vice President and Chief Financial Officer of the Corporation and its subsidiary since March 2006. Prior to that, he served as Chief Financial Officer at Calnet Business Bank in Sacramento from January 2004 to March 2006. Prior to Calnet Business Bank, his experience includes serving as the Chief Financial Officer of California Independent Bancorp and Feather River State Bank from April 2001 to January 2004.

Scott R. Louis (age 58), has served as Executive Vice President and Chief Operations Officer of the Corporation and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Operating Officer since joining the Corporation in April 2005. Prior to joining the Corporation, Mr. Louis served as First Vice President for Farmers and Merchants Bank in Lodi, California. Mr. Louis began his financial services career with Bank of America in 1971.

Roger D. Nash (age 59), has served as Executive Vice President and Chief Credit Officer of the Corporation and its subsidiary since September 2006. Prior to that, he served as Chief Lending Officer of the Corporation and its subsidiary since joining the Corporation in October 2005. Prior to that, he served 35 years at Bank of America, most recently as Senior Vice President/Senior Client Manager in Visalia, California. While at Bank of America, he also served as Senior Vice President/Credit Risk Manager and as Senior Vice President in Business Lending.

Gary S. Litzsinger (age 52), has served as Executive Vice President and Chief Risk Officer of the Corporation and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Risk Officer since joining the Corporation in July, 2004. Prior to joining the Corporation, Mr. Litzsinger served as Director of Audit and Risk Management for Humboldt Bancorp and Audit Manager for California Federal Savings Bank in Sacramento. He began his audit career in 1990 and obtained his California CPA license in 1994.

Leo J. Graham (age 57), has served as the Corporate Secretary and General Counsel of the Corporation and its subsidiary since January 2004. Mr. Graham was formerly a member of the law firm of Wells, Small & Selke, a Law Corporation, located in Redding, California. Mr. Graham had practiced law with that firm starting in 1978.

None of the Corporation's Directors is a director of any other company that is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. There are no family relationships between any of the Directors and Executive Officers of the Corporation.

GOVERNANCE OF THE CORPORATION

Code of Business Conduct and Ethics

The Board of Directors of North Valley Bancorp believes the cornerstones of our business are honesty, truthfulness, integrity and ethics.

In keeping with this belief, the Board of Directors has adopted a Code of Business Conduct and Ethics, which applies to the Board of Directors and the officers and employees of the Corporation and North Valley Bank. The North Valley Bancorp Code of Business Conduct and Ethics is available through the Shareholders Relations link on the Corporation's website at www.novb.com. A copy of the Code of Business Conduct and Ethics may be obtained without charge by submitting a request to the Corporate Secretary, P.O. Box 994630, Redding, CA 96099-4630.

Director Independence

The Board of Directors of the Corporation has evaluated the independence of each of the members of the Board of Directors in accordance with applicable laws and regulations including the provisions of the Sarbanes-Oxley Act of 2002 ("SOX"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the corporate governance listing standards of The Nasdaq Stock Market ("NASDAQ").

The Board of Directors has determined that a majority of the Board of Directors is comprised of "Independent Directors" within the requirements of SOX, SEC and NASDAQ regulations. The Board of Directors has further determined that Director Michael J. Cushman, who is employed as the President and Chief Executive Officer of the Corporation, is not independent.

Committees of the Board of Directors

The Board of Directors of the Corporation has established the following committees of the Board: Audit, Nominating, Compensation and Executive/Corporate Governance.

On the date of this Proxy Statement, the members of the Board and the Committees of the Board on which they serve are as follows:

Director	Audit Committee	Nominating Committee	Compensation Committee	Executive/ Corporate Governance Committee
William W. Cox [1]		*	*	*
Michael J. Cushman				*
Royce L. Friesen	*	**	**	*
Dante W. Ghidinelli [2]	**			*
Kevin D. Hartwick [2]	*			
Roger B. Kohlmeier	*			
Martin A. Mariani		*	*	
Dolores M. Vellutini [2]	*			
J. M. ("Mike") Wells, Jr. [2][3]	*	*	*	**

* Member
** Chairman

(1) Mr. Cox is the Chairman of the Director's Loan Committee of North Valley Bank.

(2) Mr. Ghidinelli, Mr. Hartwick, Ms. Vellutini, and Mr. Wells also serve on the Director's Loan Committee of North Valley Bank.

(3) Mr. Wells as Chairman of the Corporation serves on all Board Committees.

Audit Committee

The functions of the Audit Committee are more particularly described in the Audit Committee Charter, which is attached to this Proxy Statement as Appendix A. The Board of Directors has determined that Chairman Dante W. Ghidinelli and Director Kevin D. Hartwick each qualify as a result of their accounting backgrounds as an Audit Committee Financial Expert as defined under the SOX, SEC rules and regulations and NASDAQ listing standards. The Audit Committee met six (6) times in 2007. For more information, see the "Audit Committee Report" on page 39.

Nominating Committee

In 2004, the Board of Directors adopted a Nominating Committee Charter and appointed the initial members of the Nominating Committee. All of the members are "independent" within the requirements of SOX, SEC and NASDAQ. The Nominating Committee held one meeting in 2007. The functions of the Nominating Committee are more particularly described in the Nominating Committee Charter, which is attached to this Proxy Statement as Appendix B.

The Nominating Committee Charter includes a policy for consideration of candidates proposed by shareholders. Any recommendations by shareholders will be evaluated by the Nominating Committee in the same manner as any other recommendation and in each case in accordance with the Nominating Committee Charter. Shareholders that desire to recommend candidates for consideration by the Nominating Committee should mail or deliver written recommendations to the Nominating Committee addressed as follows: North Valley Bancorp Nominating Committee, P.O. Box 994630, Redding, CA 96099-4630. Each recommendation should include the experience of the candidate that qualifies the candidate for consideration as a potential director for evaluation by the Nominating Committee. Shareholders who wish to nominate a candidate for election to the Corporation's Board of Directors, as opposed to recommending a potential nominee for consideration by the Nominating Committee, are required to comply with the advance notice and any other requirements of the Corporation's Bylaws, applicable laws and regulations.

Compensation Committee

In 2004, the Board of Directors formed a Compensation Committee comprised solely of independent directors. This Committee reviews and recommends to the Board of Directors salaries, performance-based incentives, both annual and long term, and other matters relating to Compensation of the Executive Officers.

The Compensation Committee also reviews and approves various other compensation policies and matters. The Compensation Committee held two (2) meetings in 2007. For more information, see the "Report of the Compensation Committee" on page 32.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2007, Michael J. Cushman participated in deliberations of the Corporation's Board of Directors concerning executive officer compensation for all Executive Officers, excluding himself.

Executive/Corporate Governance Committee

The Corporation has an Executive/Corporate Governance Committee which functions to review, evaluate and make decisions on actions that are required between the regular meetings of the Board of Directors. In addition, this Committee functions to review and recommend to the Board of Directors principles, policies and procedures affecting the Board of Directors and its operation and effectiveness. The Committee further oversees the evaluation of the Board of Directors and its effectiveness. The Committee met one (1) time in 2007.

Meetings of the Board of Directors

During 2007, the Board of Directors held four (4) regularly scheduled meetings and eleven (11) special meetings. In 2007, each Director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors (held during the period for which he or she was a Director) and the total number of meetings of Committees of the Board of Directors on which such Director served (during the periods that he or she served).

The Corporation encourages the members of its Board of Directors to attend the Corporation's annual meeting of shareholders each year. All of the Directors attended the Corporation's annual meeting of shareholders held in 2007.

Shareholder Communications with Directors

A shareholder who wishes to communicate directly with the Board of Directors, a Committee of the Board or an individual Director should send correspondence to:

Board of Directors *(or Committee Name or Director's Name)*
c/o Corporate Secretary
North Valley Bancorp
P.O. Box 994630
Redding, California 96099-4630

The Corporate Secretary has been instructed to forward such correspondence to the Board Committee or individual as addressed as soon as practicable. If it is marked "Personal and Confidential", it will only be forwarded to the addressee. The Board has instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Corporation's Directors and Executive Officers and persons who own more than 10% of a registered class of the Corporation's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Corporation. Officers, Directors and greater than 10% shareholders are required by the SEC to furnish the Corporation with copies of all Section 16(a) forms they file.

To the Corporation's knowledge, based solely on a review of such reports furnished to the Corporation and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, Directors and 10% shareholders were complied with on a timely basis.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Board of Directors of North Valley Bancorp strives to ensure that its compensation plan is consistent with the strategic goals and objectives of the Corporation and maintains the standards of good corporate governance.

Philosophy

All of the Corporation's compensation programs are designed to attract and retain key employees, motivating them to achieve and rewarding them for superior performance. Different programs are geared to short and longer-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. North Valley Bancorp believes the performance of every employee is important to its success and recognizes the importance of executive compensation and incentive programs to achieve improved performance.

North Valley Bancorp believes that the compensation of its executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of deposits, loans, maintaining credit quality, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for its stock. North Valley Bancorp believes that the performance of the executives in managing the Corporation, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. North Valley Bancorp also believes that their compensation should not be based on the short-term performance of the Corporation stock, whether favorable or unfavorable, but rather that the price of the Corporation stock will, in the long-term, reflect its operating performance, and ultimately, the management of the Corporation by its executives. North Valley Bancorp seeks to have the long-term performance of the Corporation stock reflected in executive compensation through stock option awards.

Overview of Compensation and Process

Elements of compensation for corporate executives include: salary, bonus, stock option awards, deferred compensation plans, salary continuation plan, health, disability and life insurance, and perquisites. Base salaries are set for our Executive Officers at the regularly scheduled winter meeting of the Compensation Committee. At this meeting, the Compensation Committee also reviews and recommends the management incentive plan for the new fiscal year (the "Executive Discretionary Incentive Plan") and recommends stock option awards for the Corporation's Executive Officers and certain other eligible employees.

At the beginning of each fiscal year, it has been the practice of the Compensation Committee to review the history of all the elements of each Executive Officer's total compensation over previous years and compare the compensation of the Executive Officers with that of the executive officers in an appropriate market place and industry comparison group. Typically, the Chief Executive Officer makes compensation recommendations to the

Compensation Committee with respect to the Executive Officers who report to him. Such Executive Officers are not present at the time of these deliberations. The Chairman of the Board then makes compensation recommendations to the Compensation Committee with respect to the Chief Executive Officer, who is absent from that meeting. The Compensation Committee may accept or adjust such recommendations.

North Valley Bancorp chooses to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each Executive Officer:

- Performance against corporate and individual objectives for the previous year;
- Value of their unique skills and capabilities to support long-term performance of the Corporation;
- Achievement of strategic objectives;
- Earnings per share;
- Deposits and/or loan growth; and
- Any of the above measures compared to peer or other companies.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our strategic plan, providing proper compliance and regulatory compliance, and helping to create a cohesive team. Actual performance measures for the Executive Officers will be chosen by the Compensation Committee. During 2007, an outside benefits attorney was engaged to review non-qualified deferred compensation plans and to recommend changes to those plans to make them conform with IRS regulations and regulatory requirements and, further, to advise with regard to best practices concerning the structure and implementation of those plans.

In 2007, the Corporation entered into an Agreement and Plan of Merger with Sterling Financial Corporation. The Agreement was terminated on December 1, 2007, because Sterling Financial Corporation failed to obtain the necessary regulatory approvals. The Corporation experienced significant challenges and non-core expenses during 2007. The Compensation Committee took into consideration the effects of this transaction when reviewing and recommending compensation and benefits based on the 2007 performance. In particular, the Compensation Committee noted the manner in which the Chief Executive Officer and other executive officers responded to the challenges created by this failed merger and were able to maintain the overall fiscal and operational integrity of the Corporation throughout 2007.

EXECUTIVE COMPENSATION

Base Salary

It is the goal of the Corporation's Compensation Committee to establish salary compensation for its Executive Officers based on the Corporation's operating performance relative to comparable peer companies over a three-year to five-year period. North Valley Bancorp believes this gives it the opportunity to attract and retain talented managerial employees, both at the senior executive level and below.

Bonus

The Executive Discretionary Incentive Plan is designed to reward the Corporation's executives for the achievement of short-term financial goals, including increases in performance against peer banks, the achievement of short-term and long-term strategic goals, and overall financial performance of the Corporation. It is the

Corporation's general philosophy that management be rewarded for their performance as a team in the attainment of these goals, rather than individually. North Valley Bancorp believes that this is important to aligning our Executive Officers and promoting teamwork among them. Bonus percentages for Executive Officers were initially proposed by a compensation consultant based on an analysis of peer banks and industry sector considerations. Those basic percentages, which are discretionary with the Compensation Committee, have generally been followed in recent years, including 2007. Those percentages are as follows: for Executive Officers other than the Chief Executive Officer, the range is 10% - 40% of base salary; and for the Chief Executive Officer, the range is 10% - 50% of base salary. Similarly, Executive Officers are eligible for discretionary incentive stock option awards based on the following percentages: for Executive Officers other than the Chief Executive Officer, the range is 0% - 5% of base salary as the number of options considered for award; and for the Chief Executive Officer, the range is 0% - 6% of base salary as the number of options considered for award.

Although each Executive Officer is eligible to receive an award at the discretion of the Compensation Committee, the granting of the award as to any individual, officer or as a group, is first at the discretion of the Chief Executive Officer and then, based on his recommendation, at the discretion of the Compensation Committee and the entire Board of Directors. The Compensation Committee may choose whether to award a bonus and decides on the actual level of the award in light of all relevant factors after completion of the applicable fiscal year.

The following Summary Compensation Table sets forth the compensation of the President and Chief Executive Officer (Principal Executive Officer) and the Executive Vice President and Chief Financial Officer (Principal Financial Officer) of the Corporation and all of the other Executive Officers for services in all capacities provided to the Corporation and North Valley Bank during 2006 and 2007:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards ($)	Option Awards (3)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)($)	All Other Compensation (5)($)	Total ($)
Michael J. Cushman	2007	$286,650	$124,000	-	$74,161	-	$254,744	$13,508	$753,063
President and Chief Executive Officer	2006	$275,625	$124,000	-	$65,065	-	$285,059	$16,704	$766,453
Kevin R. Watson (6)	2007	$187,200	$63,648	-	$24,010	-	$80,821	$16,140	$371,819
Executive Vice President and Chief Financial Officer	2006	$150,000	$63,000	-	$16,362	-	-	$8,230	$237,592
Scott R. Louis	2007	$154,000	$52,360	-	$13,637	-	$27,094	$14,137	$261,228
Executive Vice President and Chief Operating Officer	2006	$140,000	$49,000	-	$2,531	-	$17,391	$10,082	$219,004
Roger D. Nash	2007	$154,000	$52,360	-	$21,159	-	$29,980	$11,100	$268,599
Executive Vice President and Chief Credit Officer	2006	$140,000	$49,000	-	$10,054	-	$24,777	$7,030	$230,861
Gary S. Litzsinger	2007	$111,100	$35,885	-	$17,415	-	$18,670	$6,480	$189,550
Executive Vice President and Chief Risk Officer	2006	$104,800	$36,380	-	$11,839	-	$13,741	$5,182	$171,942
Leo J. Graham	2007	$170,500	$57,382	-	$25,525	-	$143,658	$13,522	$410,587
General Counsel and Corporate Secretary	2006	$163,950	$57,382	-	$16,535	-	$142,294	$10,833	$390,994

(1) Base salary includes 401(k) Plan and Executive Deferred Compensation Plan ("EDCP") contributions made by the named officers.

(2) These bonus amounts were paid in 2007 and 2008 attributable to 2006 and 2007 performance, respectively.

(3) The amount reported in this column is the dollar amount recognized for financial statement reporting purposes for 2006 and 2007 in accordance with FAS 123(R). The assumptions used to calculate FAS 123(R) fair value are described in Footnote 1 to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(4) The amounts in this column represent the increase in the actuarial net present value of all future retirement benefits under the individual's salary continuation plan and the above-market or preferential earnings on any nonqualified deferred compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2006, the interest rate paid was 9.30% and the above-market rate was determined to be 5.98%. For 2007, the interest rate paid was 10.40%, and the above-market rate was determined to be 5.80%.

(5) Included in this column are perquisites described below in the table under the heading "Perquisites."

(6) Mr. Watson joined the Corporation in March 2006. His annual base salary for 2006 was set at $180,000. The amount shown reflects base salary paid in 2006.

Perquisites

Executive Officers who participated in the North Valley Bancorp 401(k) Plan received matching funds, as did all employees of the Corporation who participated in the Plan. All of the Corporation's employees and Executive Officers named in the Summary Compensation Table above are eligible to participate in the Corporation's ESOP Plan. Named Executive Officers, in addition, are eligible to receive the same health and insurance benefits as made available to all other employees of the Corporation. In addition, the named Executive Officers are eligible to participate in executive and key employee deferred compensation plans as discussed hereafter. Named Executive Officers also have certain 2006 and 2007 perquisites as follows:

Name and Principal Position	Year	Auto Allowance ($)	Club Memberships & Dues ($)	401K Matching Contribution ($)	ESOP ($)	Total ($)
Michael J. Cushman	2007	$2,350	$3,600	$3,850	$3,708	$13,508
President and Chief Executive Officer	2006	$2,350	$3,540	$3,850	$6,964	$16,704
Kevin R. Watson	2007	$6,000	$3,540	$6,600	-	$16,140
Executive Vice President and Chief Financial Officer	2006	$4,750	$3,480	-	-	$8,230
Scott R. Louis	2007	$1,850	$3,590	$6,058	$2,639	$14,137
Executive Vice President and Chief Operating Officer	2006	$1,850	$3,540	$4,692	-	$10,082
Roger D. Nash	2007	$1,450	$3,595	$6,055	-	$11,100
Executive Vice President and Chief Credit Officer	2006	$1,450	$3,480	$2,100	-	$7,030
Gary S. Litzsinger	2007	$1,450	-	$2,916	$2,114	$6,480
Executive Vice President and Chief Risk Officer	2006	$1,450	-	$3,732	-	$5,182
Leo J. Graham	2007	-	$3,540	$6,600	$3,382	$13,522
General Counsel and Corporate Secretary	2006	-	$3,480	$2,459	$4,894	$10,833

Stock Option Awards

North Valley Bancorp intends that its stock option award program be the primary vehicle for offering long-term incentives and rewarding its Executive Officers and key employees. The Corporation also regards its stock option award program as a key retention tool. This is a very important factor in its determination of the type of option award to grant and the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of the Corporation's Common Stock, North Valley Bancorp has always believed that granting stock options is the best method of motivating the Executive Officers to manage the Corporation in a manner that is consistent with the interests of the Corporation and its shareholders.

Timing of Grants

Stock options to the Corporation's Executive Officers and other key employees are typically granted annually in conjunction with a review of the individual performance of its Executive Officers. This review takes place at the regularly scheduled meeting of the Compensation Committee, which is held in conjunction with the quarterly meeting of the Board in January following the fiscal year under consideration. Grants to newly hired employees are effective on the date of grant as consideration for the hiring of the new employee. The exercise price of all stock options is set at the closing price of the day of Common Stock as reported on the Nasdaq Global Select Market on the date of grant.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (1)(#)	Exercise or Base Price of Option Awards (2)($ / Sh)	Grant Date Fair Value of Stock and Option Awards (3)($)
Michael J. Cushman	01/25/07	-	-	-	-	-	-	-	14,963	$20.03	$76,851
Kevin R. Watson	01/25/07	-	-	-	-	-	-	-	7,200	$20.03	$36,980
Scott R. Louis	01/25/07	-	-	-	-	-	-	-	5,600	$20.03	$28,762
Roger D. Nash	01/25/07	-	-	-	-	-	-	-	5,600	$20.03	$28,762
Gary S. Litzsinger	01/25/07	-	-	-	-	-	-	-	4,192	$20.03	$21,530
Leo J. Graham	01/25/07	-	-	-	-	-	-	-	6,558	$20.03	$33,682

(1) Options granted under the 1998 Employee Stock Incentive Plan (the "1998 Plan") are either incentive options or non-statutory options and became exercisable in accordance with a vesting schedule established at the time of grant. Vesting cannot extend beyond ten years from the date of grant. Upon a change in control of North Valley Bancorp, all outstanding options under the 1998 Plan will become fully vested and exercisable. Options granted under the 1998 Plan are adjusted to protect against dilution in the event of certain changes in North Valley Bancorp's capitalization, including stock splits and stock dividends. All options granted to the named Executive Officers in 2007 are incentive stock options and have an exercise price equal to the fair market value of North Valley Bancorp Common Stock on the date of grant.

(2) The exercise price was determined based upon the closing price of North Valley Bancorp Common Stock as reported on The Nasdaq Global Select Market on the grant date.

(3) The Black-Scholes option-pricing model was used to estimate the grant date fair value of the options in this column. Use of this model should not be construed as an endorsement of its accuracy. All stock option pricing models require predictions about the future movement of the stock price. Options awarded January 25, 2007 were valued at $5.14 per share in accordance with FAS 123(R). The assumptions used to develop the January 25, 2007 grant date valuations were: risk-free rate of return of 4.85%, dividend rate of 2.28%, volatility rate of 23.50%, and an average term of 6.25 years. The real value of the options in this table will depend on the actual performance of the Corporation's Common Stock during the applicable period and the fair market value of the Corporation's Common Stock on the date the options are exercised.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes information about the options, warrants and rights and other equity compensation under the Corporation's equity plans as of December 31, 2007, for each of the named Executive Officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Cushman	37,500 (1)	-	-	$10.63	8/19/2008	-	-	-	-
	33,750 (2)	-	-	$8.58	2/16/2009	-	-	-	-
	14,859 (3)	-	-	$8.87	4/26/2011	-	-	-	-
	10,638 (4)	-	-	$9.40	1/24/2012	-	-	-	-
	15,000 (5)	-	-	$10.24	7/25/2012	-	-	-	-
	18,900 (6)	-	-	$13.06	1/30/2013	-	-	-	-
	9,600 (7)	2,400 (7)	-	$15.72	1/20/2014	-	-	-	-
	8,977 (8)	5,986 (8)	-	$19.86	1/20/2015	-	-	-	-
	5,985 (9)	8,978 (9)	-	$17.95	2/3/2016	-	-	-	-
	2,992 (14)	11,971 (14)	-	$20.03	1/25/2017	-	-	-	-
Kevin R. Watson	4,000 (10)	6,000 (10)	-	$16.38	4/27/2016	-	-	-	-
	1,440 (14)	5,760 (14)	-	$20.03	1/25/2017	-	-	-	-
Scott R. Louis	1,500 (11)	1,000 (11)	-	$17.63	4/28/2015	-	-	-	-
	1,120 (14)	4,480 (14)	-	$20.03	1/25/2017	-	-	-	-
Roger D. Nash	6,000 (12)	4,000 (12)	-	$17.00	10/20/2015	-	-	-	-
	1,120 (14)	4,480 (14)	-	$20.03	1/25/2017	-	-	-	-
Gary S. Litzsinger	3,200 (13)	800 (13)	-	$16.18	8/5/2014	-	-	-	-
	1,200 (8)	800 (8)	-	$19.86	1/20/2015	-	-	-	-
	1,142 (9)	1,714 (9)	-	$17.95	2/3/2016	-	-	-	-
	838 (14)	3,354 (14)	-	$20.03	1/25/2017	-	-	-	-
Leo J. Graham	4,000 (7)	1,000 (7)	-	$15.72	1/20/2014	-	-	-	-
	1,800 (8)	1,200 (8)	-	$19.86	1/20/2015	-	-	-	-
	1,680 (9)	2,520 (9)	-	$17.95	2/3/2016	-	-	-	-
	1,311 (14)	5,247 (14)	-	$20.03	1/25/2017	-	-	-	-

(1) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at August 19, 2002.
(2) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at February 16, 2003.
(3) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at April 26, 2005.
(4) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 24, 2006.
(5) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at July 25, 2006.
(6) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 30, 2007.
(7) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at January 20, 2007 with the remaining vesting to occur on January 20, 2008.
(8) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at January 20, 2007 with the remaining vesting to occur on January 20, 2008 and 2009.
(9) These stock options vest 20% at grant date and vest 20% per year over the next four years; 40% were vested at February 3, 2007 with the remaining vesting to occur on February 3, 2008, 2009 and 2010.
(10) These stock options vest 20% at grant date and vest 20% per year over the next four years; 40% were vested at April 27, 2007 with the remaining vesting to occur on April 27, 2008, 2009 and 2010.
(11) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at April 28, 2007 with the remaining vesting to occur on April 28, 2008 and 2009.
(12) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at October 20, 2007 with the remaining vesting to occur on October 20, 2008 and 2009.
(13) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at August 5, 2007 with the remaining vesting to occur on August 5, 2008.
(14) These stock options vest 20% at grant date and vest 20% per year over the next four years; 20% were vested at January 25, 2007 with the remaining vesting to occur on January 25, 2008, 2009, 2010 and 2011.

Options Exercised and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock and restricted stock unit awards vested during fiscal year 2007 for each of the named Executive Officers.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized On Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized On Vesting ($)**
Michael J. Cushman	-	-	-	-
Kevin R. Watson	-	-	-	-
Scott R. Louis	-	-	-	-
Roger D. Nash	-	-	-	-
Gary S. Litzsinger	-	-	-	-
Leo J. Graham	-	-	-	-

Equity Compensation Plan Information

The following table summarizes information about the options, warrants, and rights and other equity compensation under the Corporation's equity plans as of December 31, 2007.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity Compensation Plans approved by security holders (1)	723,642	$10.75	1,162,649
Equity Compensation Plans not approved by security holders	None	N/A	N/A
Total	723,642	$10.75	1,162,649

(1) Includes options to purchase shares of Corporation Common Stock under the following shareholder-approved plans: North Valley Bancorp 1989 Director Stock Option Plan, North Valley Bancorp 1998 Employee Stock Incentive Plan, and North Valley Bancorp 1999 Director Stock Option Plan.

Employment Agreements

The Corporation entered into an Employment Agreement with Michael J. Cushman in 2001. The Corporation entered into an Employment Agreement with Leo J. Graham in 2004, revised in 2006. The Corporation entered into Employment Agreements with Gary S. Litzsinger, Scott R. Louis and Roger D. Nash during 2005. The Corporation entered into an Employment Agreement with Kevin R. Watson in 2006.

The Employment Agreement entered into in 2001 with Mr. Cushman had an initial term of three years with annual renewals. The Employment Agreements with Messrs. Watson, Louis, Nash, Litzsinger, and Graham have an initial term of one year and provide that they will be extended for additional one-year periods, or be at will, unless either the employee or the employer gives notice of non-renewal before the end of the term or extended term. All of the Employment Agreements have been extended at their annual anniversary dates upon the same terms and conditions, except for Mr. Cushman, whose Employment Agreement has been extended annually since the end of its initial three year term upon the same terms and conditions. The compensation paid to each of Messrs. Cushman, Watson, Louis, Nash, Litzsinger, and Graham for years 2006 and 2007 under the terms of their respective Employment Agreements is set forth in the Summary Compensation Table on page 17 of this Proxy Statement.

Under the terms of their respective Employment Agreements, all Executive Officers are eligible to participate in the Executive Deferred Compensation Plan and the Salary Continuation Agreements (see discussion below) and are entitled to all other benefits made available to employees of the Corporation generally.

All Executive Officers are entitled to severance pay upon termination by the Corporation without cause in an amount ranging from six months to 24 months of current base salary, except Mr. Cushman who is also entitled to a pro rata share of the annual incentive compensation for the prior year.

POST-EMPLOYMENT COMPENSATION

Salary Continuation Agreements

The Corporation has entered into a Salary continuation Agreement with each of the Executive Officers. The Salary Continuation Agreements provide for five general classes of benefits for Executive Officers, which benefits vest over a period of eight (8) to ten (10) years with credit for prior service or as determined by the Chief Executive Officer and the Board of Directors:

(1) Normal Retirement Benefits. The normal retirement benefit is calculated to provide a target benefit in the amount equal to sixty percent (60%) of the executive's compensation at the time of retirement (age 65) or a lesser amount as determined by the Chief Executive Officer and the Board of Directors.

(2) Early Termination Benefit. The early termination benefit is the vested portion of the target retirement benefit.

(3) Disability Benefit. The disability benefit is a Disability Lump Sum Benefit specified in the agreement for the plan year immediately preceding the disability, payable only upon total disability as defined in the agreement.

(4) Death Benefit. The death benefit is an amount determined by a formula that takes into account the number of years of service and the anticipated compensation level at the age of retirement.

(5) Change of Control Benefit. The change of control benefit is an amount determined as follows: Executive Officer's Fully Vested Present Value Benefit payable at age 65 for the current plan year plus two times the Executive Officer's current Plan Year Compensation (except with respect to the Chief Executive Officer, which is 2.99 times plan year compensation). This benefit is payable only in the event of a change in control as defined in the Salary Continuation Agreement and is limited by the provisions of Internal Revenue Code section 280(g).

In consulting with its compensation consultant, Clark Consulting, the Corporation determined that it would be more cost effective for the Corporation to acquire prepaid policies of insurance to fund these anticipated future obligations than to pay annual premiums. The Corporation, as a result of acquiring the prepaid policies, will have cash values in the policies in excess of the amount paid for those policies.

The Corporation and the Executive Officers who have Salary Continuation Agreements have entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Corporation on their lives.

The following table illustrates the approximate annual retirement income that may become payable to a key employee credited with the number of years of service shown, assuming that benefits commence at age 65 and are payable in the form of an annuity for the employee's life or for 20 years (whichever is greater):

ANNUAL RETIREMENT INCOME
Years of Credited Service

Final Average Compensation	1	2	3	4	5
$100,000	$6,000	$12,000	$18,000	$24,000	$30,000
120,000	7,200	14,400	21,600	28,800	36,000
140,000	8,400	16,800	25,200	33,600	42,000
160,000	9,600	19,200	28,800	38,400	48,000
180,000	10,800	21,600	32,400	43,200	54,000
200,000	12,000	24,000	36,000	48,000	60,000
250,000	15,000	30,000	45,000	60,000	75,000
300,000	18,000	36,000	54,000	72,000	90,000

Final Average Compensation	6	7	8	9	10
$100,000	$36,000	$42,000	$48,000	$54,000	$60,000
120,000	43,200	50,400	57,600	64,800	72,000
140,000	50,400	58,800	67,200	75,600	84,000
160,000	57,600	67,200	76,800	86,400	96,000
180,000	64,800	75,600	86,400	97,200	108,000
200,000	72,000	84,000	96,000	109,000	121,000
250,000	90,000	105,000	120,000	135,000	150,000
300,000	108,000	126,000	144,000	162,000	180,000

Mr. Cushman began accruing retirement benefits under his Salary Continuation Agreement effective January 1, 2001, and is fully vested. Messrs. Watson, Louis, Nash, Litzsinger, and Graham began accruing retirement benefits under their Salary Continuation Agreements according to their respective hire dates.

As of December 31, 2007, the Corporation's aggregate accrued obligations under all Salary Continuation Agreements were $4,633,000 (includes obligations to retirees under old plans).

The following table summarizes the retirement benefits payable to the named Executive Officers as of December 31, 2007.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Michael J. Cushman	Salary Continuation Plan	10	$1,064,644	-
Kevin R. Watson	Salary Continuation Plan	1	$32,858	-
Scott R. Louis	Salary Continuation Plan	2	$68,899	-
Roger D. Nash	Salary Continuation Plan	2	$83,358	-
Gary S. Litzsinger	Salary Continuation Plan	3	$70,828	-
Leo J. Graham	Salary Continuation Plan	4	$257,993	-

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan ("EDCP"), adopted by the Directors of the Corporation and North Valley Bank effective January 1, 2001 and restated effective January 1, 2006, is a nonqualified executive benefit plan in which the eligible executive voluntarily elects to defer some or all of his or her current compensation in exchange for the Corporation's promise to pay a deferred benefit. The deferred compensation is credited with interest under the plan and the accrued liability is paid to the executive at retirement. Unlike a 401(k) plan or a pension plan, an EDCP is a nonqualified plan. Accordingly, this plan is selectively made available to certain highly compensated employees and executives without regard to the nondiscrimination requirements of qualified plans. The EDCP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Corporation has purchased life insurance policies in order to provide for payment of its obligations under the Executive Deferred Compensation Plan, but the executive has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The EDCP is embodied in a written agreement between the plan sponsor and the executive selected to participate in the plan. The agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of employment prior to retirement. The agreement provides for full vesting of deferred amounts since the executive is setting aside his or her current compensation. If the individual leaves, the account balance would be paid according to the terms specified in the agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2007, the Corporation's aggregate accrued obligations under all executive deferred compensation plans were $399,000.

The following table summarizes the nonqualified deferred compensation benefits payable to the named Executive Officers as of December 31, 2007.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year (1)($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Michael J. Cushman	-	-	$6,723	-	$68,366
Kevin R. Watson	$28,000	-	$2,141	-	$30,141
Scott R. Louis	$69,524	-	$11,243	-	$128,277
Roger D. Nash	-	-	$5,741	-	$58,383
Gary S. Litzsinger	$3,915	-	$1,026	-	$11,408
Leo J. Graham	-	-	$752	-	$7,649

(1) Earnings credited to the accounts are based upon the terms of the Deferred Compensation Plan. The rate credited for 2007 was 10.40%.

Change in Control Agreements

In the event of a sale, dissolution or liquidation of the Corporation or a merger or a consolidation in which the Corporation is not the surviving or resulting Corporation, a "change in control" occurs.

All of the named Executive Officers are, upon a change in control of the Corporation, entitled under their Employment Agreements to receive the "change in control" benefits described in their Salary Continuation Agreements (see discussion of Salary Continuation Agreements above).

All options outstanding under the 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan which at the time are not fully vested may, nonetheless, under the terms of the relevant agreement of merger or consolidation or plan of sale, liquidation or dissolution, be entitled to be exercised as if they were fully (100 percent) vested. Summary information regarding each Corporation stock option plan is set forth below.

The North Valley Bank Executive Deferred Compensation Agreements and North Valley Bank Executive Salary Continuation Agreements provide for the acceleration of the payment of benefits to Executive Officers thereunder upon a change in control of the Corporation. Summary information regarding such agreements is set forth below, as of April 1, 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name		(1)
Michael J. Cushman	Payment of Three-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$2,278,281
Kevin R. Watson	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$745,412
Scott R. Louis	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$685,161
Roger D. Nash	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$674,100
Gary S. Litzsinger	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$469,947
Leo J. Graham	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$1,025,999

(1) Each amount shown in this column is the maximum, as the individual Agreements limit the amount of payment to any named Executive Officer as a result of a change in control, including the value of acceleration of any equity awards and salary continuation plans, to the maximum amount permissible to avoid an "excess parachute payment" under Section 280(g) of the Internal Revenue Code.

DIRECTOR COMPENSATION

Director Deferred Fee Plan

The Director Deferred Fee Plan ("DDFP"), adopted by the Directors of the Corporation and North Valley Bank effective January 1, 2001 and restated effective January 1, 2006, is a nonqualified director benefit plan in which the eligible director voluntarily elects to defer some or all of his or her current fees in exchange for the Corporation's promise to pay a deferred benefit. The deferred fees are credited with interest under the plan and the accrued liability is paid to the director at retirement. Unlike a 401(k) plan or a pension plan, a DDFP is a nonqualified plan. Accordingly, this plan is only made available to outside directors without regard to the nondiscrimination requirements of qualified plans. The DDFP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Corporation has purchased life insurance policies in order to provide for payment of its obligations under the Director Deferred Fee Plan, but the director has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The Corporation and the Directors who have DDFP Agreements have also entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Corporation and North Valley Bank on their lives.

The DDFP is embodied in a written agreement between the plan sponsor and the Director selected to participate in the plan. The Agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of Board membership prior to retirement. The Agreement provides for full vesting of deferred amounts since the Director is setting aside his or her current fees. If the individual leaves, the account balance would be paid according to the terms specified in the Agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2007, the Corporation's aggregate accrued obligations under the Directors Deferred Fee Plan were $2,587,000.

Components of Director Compensation

North Valley Bancorp reviews the level of compensation of its non-employee Directors on an annual basis. To determine whether the current level of compensation for its non-employee Directors is appropriate, North Valley Bancorp has historically obtained data from a number of different sources including:

- Publicly available data describing director compensation in peer companies;
- Data provided by the California Banker's Association with regard to director compensation;
- Information obtained directly from other companies.

During 2007, each Director (other than the Chairman) of North Valley Bancorp was paid $3,000 per quarterly meeting of the Board of Directors and each Director (other than the Chairman) of North Valley Bank was paid $500 per monthly meeting of the Board of Directors. Payments for attendance at Loan Committee meetings of North Valley Bank during 2007 were $250 per meeting. The Chairman of the Board of Directors of the Corporation was paid $5,000 for each quarterly meeting of the Board of Directors and the Chairman of the Board of Directors of North Valley Bank was paid $850 for each Board of Directors meeting during 2007. The Chairman of the Loan Committee was paid $350 per meeting during 2007. The Chairman of the Audit Committee was paid a quarterly fee of $1,000 during 2007. The Chairman of the Compensation Committee was paid a quarterly fee of $850 during 2007.

Commencing in 1998, each non-employee Director of the Corporation has received an award of shares of Common Stock as part of his or her annual retainer as a Director pursuant to the 1998 Employee Stock Incentive Plan. Each award is fully vested when granted to the outside Director. Each Director of the Corporation received 900 shares of Common Stock as his or her annual retainer in 2007, in two separate awards, being: 375 shares on August 23, 2007, and the remaining award of 525 shares on December 20, 2007.

During 2007, cash compensation paid to Directors of the Corporation totaled $19,700 and payment of additional Director Compensation of $158,850 was deferred under the DDFP. In 2007, the Directors of the Corporation received a pro rata annual retainer of 375 shares of Common Stock valued at $22.03 per share and totaling $66,090 and 525 shares of Common Stock valued at $13.08 per share and totaling $54,936. Directors electing coverage under the group health insurance plan available to employees of the Corporation have been required to pay 100% of their health insurance premiums since January 1989.

The following table sets forth information with regard to compensation earned by non-employee Directors in 2007. Compensation earned by employee Directors is described in the "Executive Compensation" section above.

DIRECTOR COMPENSATION TABLE

Name (1)	Fees Earned or Paid in Cash (2)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)($)	All Other Compensation ($)	Total ($)
William W. Cox	$21,500	$15,128	-	-	$13,837	-	$50,465
Royce L. Friesen	$21,400	$15,128	-	-	$9,171	-	$45,699
Dante W. Ghidinelli	$24,250	$15,128	-	-	$7,606	-	$46,984
Kevin D. Hartwick	$20,500	$15,128	-	-	$7,049	-	$42,677
Roger B. Kohlmeier	$19,700	$15,128	-	-	-	-	$34,828
Martin A. Mariani	$19,500	$15,128	-	-	$1,291	-	$35,919
Dolores M. Vellutini	$18,000	$15,128	-	-	$6,424	-	$39,552
J.M. Wells, Jr.	$33,700	$15,128	-	-	$30,012	-	$78,840

(1) Includes only Directors who served during 2007.

(2) Includes cash payments made to Directors of North Valley Bancorp for meetings attended during 2007.

(3) The amounts in this column represent the above-market or preferential earnings on any nonqualified compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2007, the interest rate paid was 10.40%, and the above-market rate was determined to be 5.80%.

The following table shows the aggregate number of stock awards and option awards outstanding for each non-employee Director as of December 31, 2007. There were no stock awards or stock options granted to non-employee Directors during 2007, except for the 900 shares of Common Stock as part of his or her annual retainer for 2007 awarded pursuant to the 1998 Employee Stock Incentive Plan. On January 24, 2008, stock options were granted to non-employee Directors. Directors William W. Cox, Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Dolores M. Vellutini, and J. M. "Mike" Wells, Jr. each received stock options exercisable for 3,000 shares. On the same date, non-employee Directors Roger B. Kohlmeier and Martin A. Mariani were both granted stock options exercisable for 12,000 shares.

Name	Aggregate Stock Awards Outstanding as of 12/31/07 (1)(#)	Aggregate Option Awards Outstanding as of 12/31/07 (2)(#)	Grant Date Fair Value of Stock and Option Awards Made during 2007 ($)
William W. Cox	900	46,200	$15,128
Royce L. Friesen	900	18,000	$15,128
Dante W. Ghidinelli	900	45,000	$15,128
Kevin D. Hartwick	900	45,000	$15,128
Roger B. Kohlmeier	900	-	$15,128
Martin A. Mariani	900	-	$15,128
Dolores M. Vellutini	900	53,801	$15,128
J.M. Wells, Jr.	900	35,000	$15,128

(1) The 900 shares of Common Stock represent the annual retainer grant pursuant to the 1998 Employee Stock Incentive Plan.
(2) All outstanding Director stock options are 100% vested.

North Valley Bancorp 1989 Director Stock Option Plan

Under the North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan"), which was adopted by the Board of Directors in December 1989 and by the shareholders of the Corporation at the 1990 Annual Meeting, each member of the Board of Directors, including employees who are Directors, automatically received every January a nonstatutory stock option to purchase 1,000 shares of the Corporation's Common Stock. Effective upon adoption of the North Valley Bancorp 1999 Director Stock Option Plan, no further grants of options have been made or will be made under the 1989 Director Plan. Pursuant to the 1989 Director Plan, as of April 11, 2008, there were outstanding options to purchase 1,200 shares of Common Stock.

Options granted under the 1989 Director Plan vest immediately as to 20%, with an additional 20% vesting on each of the first four anniversary dates following the date of grant. Such options are exercisable for a period of 10 years from the date of grant at a price which shall be 85% of the fair market value of the Corporation's Common Stock on the date of grant. The exercise price can be paid by cash, certified check, official bank check or the equivalent thereof acceptable to the Corporation. Options granted pursuant to the 1989 Director Plan automatically expire three months after termination of service as a Director for any reason other than cause, death or disability. In the case of termination of service due to death or disability, such options terminate one year from the date of such termination of service. In the event that service as a Director is terminated for cause, the options granted pursuant to the Director Plan expire 30 days after such termination.

The 1989 Director Plan is presently administered by the Board of Directors, which has the authority to delegate some or all of its duties to a committee of the Board of Directors appointed for this purpose, which committee must be composed of not less than three members of the Board of Directors. This committee is generally authorized to administer the 1989 Director Plan in all respects, subject to the express terms of the 1989 Director Plan.

The 1989 Director Plan provides for adjustment of and changes in the shares of Common Stock reserved for issuance in the event certain changes occur or in the event of the sale, dissolution or liquidation of the Corporation or any reorganization, merger or consolidation of the Corporation.

North Valley Bancorp 1998 Employee Stock Incentive Plan

The North Valley Bancorp 1998 Employee Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors in February 1998 and approved by the shareholders of the Corporation at the 1998 Annual Meeting. The Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options or non-statutory stock options to key employees) and also provides for the award of shares of Common Stock to outside directors. The shares of Common Stock authorized to be awarded as options under the Stock Incentive Plan consist of 600,000 shares increased in an amount equal to 2% of shares outstanding each year, commencing January 1, 1999. The Stock Incentive Plan defines "key employee" as a common-law employee of the Corporation, its parent or any subsidiary of the Corporation, an "outside director," or a consultant or advisor who provides services to the Corporation, its parent or any subsidiary of the Corporation. For purposes of the Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the Corporation, its parent or any subsidiary of the Corporation.

Pursuant to the Stock Incentive Plan, as of April 11, 2008, there were outstanding options to purchase 538,540 shares of Corporation Common Stock. As provided in the Stock Incentive Plan, the authorization to award incentive stock options terminated on February 19, 2008.

The award in 2007 of 900 shares of Common Stock to each outside director as an annual retainer under the Plan is fully taxable at the time of the grant. The Corporation receives a compensation expense deduction in the same amount. If the outside director disposes of the Common Stock prior to 12 months after the date of grant, any gain (or loss) will be a short-term capital gain. If the shares are held for longer than 12 months, any gain (or loss) will be taxed at long-term capital gain rates.

The Stock Incentive Plan is administered by a committee of the Board of Directors. As of April 11, 2008, the Committee members are Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. The Committee must have a membership composition which enables the Stock Incentive Plan to qualify under SEC Rule 16b-3 with regard to the grant of options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

In the event that the Corporation is a party to a merger or other reorganization, outstanding options and stock awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding options by the surviving corporation or its parent, for their continuation by the Corporation (if the Corporation is a surviving corporation), for accelerated vesting and accelerated expiration, or for settlement in cash.

North Valley Bancorp 1999 Director Stock Option Plan

On April 1, 1999, the Board of Directors adopted the North Valley Bancorp 1999 Director Stock Option Plan (the "1999 Director Stock Option Plan"), pursuant to which all members of the Board of Directors are eligible for the award of non-statutory stock options to purchase shares of the Corporation's Common Stock. Non-statutory stock options are options not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

The 1999 Director Stock Option Plan replaced the existing North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan") and was approved by the shareholders at the 1999 Annual Meeting.

The 1999 Director Stock Option Plan is administered by the Board of Directors. All awards of options are at the discretion of the Board of Directors. The Board of Directors has the authority to delegate some or all of its duties in administering the 1999 Director Stock Option Plan to a committee of the Board of Directors appointed for this purpose, composed of not less than two members of the Board of Directors who qualify as non-employee directors. The body administering the 1999 Director Stock Option Plan is generally authorized to administer such Plan in all respects, subject to the express terms of such Plan, including the full power to make all determinations necessary or advisable for its administration.

All members of the Board of Directors of the Corporation and North Valley Bank, including employees of the Corporation who are directors, are eligible to participate in the 1999 Director Stock Option Plan. As of April 11, 2008, there were nine Directors eligible to participate in the 1999 Director Stock Option Plan.

Shares covered by options granted pursuant to the 1999 Director Stock Option Plan are authorized but unissued shares of the Corporation's Common Stock. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the 1999 Director Stock Option Plan is equal to ten percent of the total shares of the Corporation's Common Stock issued and outstanding from time to time. As of April 11, 2008, there were options outstanding under the 1999 Director Stock Option Plan for the purchase of 307,251 shares of Common Stock. On the same date, there were 7,422,366 shares of Common Stock issued and outstanding. Thus, as of April 11, 2008, a total of 225,767 shares of Common Stock were available for the grant of additional options under the 1999 Director Stock Option Plan.

The 1999 Director Stock Option Plan includes provisions for adjustment of and changes in the shares reserved for issuance in the event that the shares of Common Stock of the Corporation are changed into or exchanged for a different number of kind of shares of stock or other securities of the Corporation or other corporation, whether by reason or reorganization, merger, consolidation, recapitalization, reclassification, stock dividend, stock split or other changes.

The 1999 Director Stock Option Plan also includes provisions regarding the sale, dissolution or liquidation of the Corporation and any reorganization, merger or consolidation in which the Corporation is not the surviving or resulting corporation. If the Corporation is not the surviving or resulting corporation, the Board of Directors shall have the power to terminate all options under the 1999 Director Stock Option Plan, provided that each optionee shall have the right prior to the effective date of such sale, dissolution, liquidation, reorganization, merger or consolidation to exercise any outstanding option in full, without regard to the option's vesting schedule.

Options granted under the 1999 Director Stock Option Plan may only be non-statutory stock options. Each option will be 20 percent exercisable or "vested" immediately upon the date of grant and will become further vested at the rate of 20 percent on each of the first four anniversary dates thereafter. Options are exercisable for a period of ten years after the date of grant. The exercise price for the options is 85 percent of the fair market value of the shares on the date of grant, as determined by the Board of Directors. So long as the Corporation's Common Stock is listed on The Nasdaq Stock Market, such fair market value shall be equal to the last transaction price reported for such date on The Nasdaq Global Select Market.

Each option granted under the 1999 Director Stock Option Plan has a termination date of ten years after the date of grant. In addition, each option automatically expires three months after termination of service as a director other than for cause, except that in the case of termination of service due to mandatory retirement, death or disability, an option will remain in effect unchanged. If a director is removed from the Board of Directors for cause, the option will expire 30 days after such termination of service.

The Board of Directors may amend, suspend or terminate the 1999 Director Stock Option Plan at any time and for any reason. Any amendment is subject to the approval of the shareholders of the Corporation only to the extent required by applicable laws or regulations. No amendment or termination may adversely affect the rights of an optionee under a previously awarded option, without the optionee's consent.

No taxable income is recognized by an optionee upon the award of a non-statutory stock option under the 1999 Director Stock Option Plan. The exercise of a non-statutory stock option awarded under the 1999 Director Stock Option Plan results in the realization of ordinary income to the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. For federal income tax purposes, the Corporation will be entitled to a compensation expense deduction in the same amount. The 1999 Director Stock Option Plan allows an optionee to satisfy any withholding tax requirement in connection with the exercise of an option by the withholding of shares from the total number of shares issuable upon exercise of the option or by the delivery to the Corporation of shares of Corporation Common Stock that have been held by the optionee for at least six months. Any such arrangement must be acceptable to the Corporation.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee consists of the following members of the Corporation's Board of Directors: Royce L. Friesen (Chairman), William W. Cox and Martin A. Mariani. All members of the Committee are independent as defined under the Sarbanes Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission and the corporate governance listing standards of The Nasdaq Stock Market.

The Compensation Committee reviews and recommends to the Board of Directors, salaries, performance based incentives, both annual and long-term, and other matters relating to the compensation of the Chief Executive Officer and the Chief Executive Officer's recommendations as to Executive Officers, taking into consideration non-salary based benefits in the form of Corporation paid expenses for car allowances and club memberships. The Committee determines the base salary for the Chief Executive Officer by: (1) examining the Corporation's performance against its preset goals, (2) examining the Corporation's performance within the banking industry, (3) evaluating the overall performance of the Chief Executive Officer, and (4) comparing the base salary of the Chief Executive Officer to that of other chief executive officers in the banking industry in the Corporation's market area. In January 2008, the Committee recommended, and the Board approved, the following executive salaries effective February 1, 2008: Mr. Cushman's annual salary of $300,982; Mr. Watson's annual salary of $196,560; Mr. Louis' annual salary of $161,700; Mr. Nash's annual salary of $161,700; Mr. Litzsinger's annual salary of $120,000, and Mr. Graham's annual salary of $179,008.

The members of the Compensation Committee have reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the North Valley Bancorp Annual Report on Form 10-K for the year ended December 31, 2007.

Submitted by:

Royce L. Friesen, Chairman
William W. Cox
Martin A. Mariani

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2007, Michael J. Cushman participated in deliberations of the Corporation's Board of Directors concerning executive officer compensation for all Executive Officers, excluding himself.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The Corporation has a policy that it does not enter into any transactions covered under Item 404 of Regulation S-K with the exception of loans made by North Valley Bank (see "Indebtedness of Management" below). There have been no transactions, or series of similar transactions, during 2007, or any currently proposed transaction, or series of similar transactions, to which the Corporation or North Valley Bank was or is to be a party, in which the amount involved exceeded or will exceed $120,000 and in which any director, director-nominee or executive officer of the Corporation or North Valley Bank, or any shareholder owning of record or beneficially 5% or more of North Valley Bancorp Common Stock, or any member of the immediate family of any of the foregoing persons, had, or will have, a direct or indirect material interest.

Indebtedness of Management

Through its banking subsidiary, North Valley Bank, the Corporation has had and expects in the future to have banking transactions, including loans and other extensions of credit, in the ordinary course of its business with many of the Corporation's Directors, Executive Officers, holders of five percent or more of the Corporation's Common Stock and members of the immediate family of any of the foregoing persons, including transactions with corporations or organizations of which such persons are directors, officers or controlling shareholders, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated persons. Management believes that in 2007 such loan transactions did not involve more than the normal risk of collectibility or present other unfavorable features. All loans and other extensions of credit made by North Valley Bank to the Directors and Executive Officers of the Corporation and North Valley Bank are made in compliance with the applicable restrictions of Section 22 of the Federal Reserve Act and Regulation O of the Board of Governors of the Federal Reserve System.

Director Independence

The Board of Directors of the Corporation has evaluated the independence of each of the members of the Board of Directors in accordance with applicable laws and regulations including the provisions of the Sarbanes-Oxley Act of 2002 ("SOX"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the corporate governance listing standards of The Nasdaq Stock Market ("NASDAQ").

The Board of Directors has determined that a majority of the Board of Directors is comprised of "Independent Directors" within the requirements of SOX, SEC and NASDAQ regulations. The Board of Directors has further determined that Director Michael J. Cushman, who is employed as the President and Chief Executive Officer of the Corporation and North Valley Bank, is not independent.

PROPOSAL NO. 2
APPROVAL OF THE NORTH VALLEY BANCORP
2008 STOCK INCENTIVE PLAN

The North Valley Bancorp 2008 Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Corporation's Board of Directors on February 27, 2008, and became effective as of that date, subject to the approval of the Corporation's shareholders. The Board of Directors authorized 400,000 shares of Common Stock to be reserved for issuance pursuant to the terms of the Stock Incentive Plan.

The terms of the Stock Incentive Plan are substantially the same as the North Valley Bancorp 1998 Employee Stock Incentive Plan (the "1998 Plan"). The 1998 Plan provides that no incentive stock options may be granted after February 19, 2008 (ten years after being adopted by the Corporation's Board of Directors). No options have been granted under the 1998 Plan since January 24, 2008, and no further options are expected to be granted under the 1998 Plan. As of April 11, 2008, under the 1998 Plan, there were no shares reserved for the grant of additional options, and 538,540 shares were reserved for issuance pursuant to the exercise of then outstanding and unexercised options.

The Stock Incentive Plan provides for the grant of stock options to key employees, to outside directors and to consultants and advisors who provide services to the Corporation as independent contractors. The exercise price for each option granted under the Stock Incentive Plan must be not less than 100% of the fair market value of the Common Stock on the date of grant. The North Valley Bancorp 1999 Director Stock Option Plan (the "1999 Plan") provides for the grant of non-statutory stock options to members of the Corporation's Board of Directors (including employee-directors) and the exercise price of each option is 85% of the fair market value of the Common stock on the date of grant. The 1999 Plan expires in 2009 (ten years after being adopted by the Corporation's Board of Directors). No options have been granted under the 1999 Plan since January 25, 2001, and the Board of Directors has determined that no further options should be granted under the 1999 Plan (pending shareholder approval of the Stock Incentive Plan). That is, all options granted to members of the Board of Directors (after approval of the Stock Incentive Plan by the shareholders) will have an exercise price not less than 100% of fair market value, rather than 85% of fair market value as stipulated in the 1999 Plan. As of April 11, 2008, under the 1999 Plan, 225,767 shares were reserved for the grant of additional options, and 307,251 shares were reserved for issuance pursuant to the exercise of then outstanding and unexercised options.

The text of the Stock Incentive Plan is set forth in Appendix C to this Proxy Statement. Shareholders are urged to read the Stock Incentive Plan in its entirety. The following is only a summary of the material provisions of the Stock Incentive Plan and is qualified in its entirety by reference to the Stock Incentive Plan in Appendix C. Any capitalized terms which are used in this summary description but not defined have the meanings assigned to them in the Stock Incentive Plan.

Purpose

The Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options ("ISOs") or non-statutory stock options ("NSOs") to key employees and also provides for the award of NSOs and shares of Common Stock to outside directors. The Stock Incentive Plan defines "key employee" as a common-law employee of the Corporation, its parent or any subsidiary of the Corporation, an "outside director", or a consultant or advisor who provides services to the Corporation, its parent or any subsidiary of the Corporation (although no consultant or advisor was ever granted an option under the 1998 Plan and no such grant under the Stock Incentive Plan is presently contemplated by the Board of Directors). For purposes of the Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the

Corporation, its parent or any subsidiary of the Corporation. The Stock Incentive Plan is intended to aid the Corporation in its efforts to attract and retain such individuals.

The Board believes that the Stock Incentive Plan will enable the Corporation to continue to attract and retain highly qualified individuals capable of implementing the Corporation's long-term strategic goals and objectives. The Board further believes that the Stock Incentive Plan will provide the Corporation with the means to motivate high levels of performance by key employees and outside directors in order to increase shareholder value.

The Committee of the Board of Directors that will administer the Stock Incentive Plan (the "Committee") expects to use option awards under the Stock Incentive Plan as its primary method of providing stock-based incentive compensation to key employees and outside directors over the next few years. The Stock Incentive Plan provides that ISOs under the Stock Incentive Plan may not be granted at less than 100% of fair market value of the Common Stock on the grant date, which means that a participant stands to gain nothing from an award unless the market value of the Corporation's Common Stock increases over time. The Board believes that the Stock Incentive Plan directly ties management's and directors' interests to those of the shareholders and that approval of the Stock Incentive Plan is in the shareholders' best interests.

Options

The Stock Incentive Plan provides for the grant to key employees of stock options, which may consist of NSOs and ISOs. The Stock Incentive Plan also provides for the grant to outside directors, and to consultants and advisers to the Corporation, of stock options, all of which must be NSOs. The shares of Common Stock authorized to be granted as options under the Stock Incentive Plan shall consist of 400,000 shares of the Corporation's Common Stock. Effective January 1, 2009, and on each January 1 thereafter for the remaining term of the Stock Incentive Plan, the aggregate number of shares of Common Stock which may be issued under the terms of the Stock Incentive Plan shall be increased by a number of shares of Common Stock equal to 2% of the total number of the shares of Common Stock of the Corporation outstanding at the end of the most recently concluded calendar year. Any shares of Common Stock that have been reserved but not issued as options during any calendar year shall remain available for grant during any subsequent calendar year.

Stock Awards

Each outside director of the Corporation shall also be eligible to receive a stock award of 900 shares of Common Stock of the Corporation as part of his or her annual retainer paid by the Corporation for his or her services as a director. Such stock award shall be fully vested when granted to the outside director. The number of shares of Common Stock of the Corporation available as stock awards to outside directors shall equal the number of shares of Common Stock of the Corporation to be awarded to such outside directors.

Participants

Key employees, outside directors and consultants and advisers to the Corporation are eligible for the grant of options under the Stock Incentive Plan. However, eligibility for the grant of ISOs is limited to key employees of the Corporation or its parent or any subsidiaries of the Corporation who are common-law employees. Consultants and advisors and non-employee directors of the Corporation are not eligible for grants of ISOs under the Stock Incentive Plan. The exercise price of ISOs to key employees who are common-law employees and who own 10% or more of the total combined voting power of all classes of outstanding stock of the Corporation, its parent or any subsidiary of the Corporation must equal at least 110% of the fair market value of the Common Stock on the date of grant and the term of such an ISO may not be greater than 5 years. An outside director is eligible to receive the grant of NSOs, in addition to a stock award of 900 shares of Common Stock as part of his or her annual retainer payment from the Corporation.

Administration

The Stock Incentive Plan will be administered by a Committee appointed by the Board. The Committee shall have membership composition which enables the Stock Incentive Plan to qualify under Rule 16b-3 of the Securities and Exchange Commission with regard to the grant of Options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of Options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

Termination

If approved by the shareholders, the Stock Incentive Plan shall continue in effect until all shares of stock available for grant or awards under the Stock Incentive Plan shall have been acquired through exercise of options or awards. However, no ISOs may be granted under the Stock Incentive Plan after February 26, 2018. The Stock Incentive Plan may be terminated at such earlier time as the Board of Directors may determine.

Terms of Stock Options

Options granted pursuant to the Stock Incentive Plan need not be identical. The exercise price under each option shall be established by the Committee, but in no event will the exercise price for ISOs be less than 100% of the fair market value of the stock on the date of grant; provided, however, that any ISO granted to a 10% owner shall comply with the limitations described above. The Stock Incentive Plan defines "fair market value" as the market price of shares of Common Stock, determined by the Board, which shall be equal to the last transaction price reported by the applicable composite transactions report for such date. Whenever possible, the determination of fair market value by the Board shall be based on the prices reported in the Western Edition of The Wall Street Journal. Such determination shall be conclusive and binding on all persons. The last sale price per share of the Corporation's Common Stock as reported on The Nasdaq Global Select Market on April 11, 2008, was $10.26.

The exercise price of any option must be paid in full at the time of exercise. The exercise price may be paid in cash or, as acceptable to the Committee by arrangement with a broker where payment of the option price is guaranteed by the broker, by the surrender of shares of the Corporation owned by the participant exercising the option and having a fair market value on the date of exercise equal to the exercise price, or by any combination of the foregoing equal to the exercise price. The Board may, at its discretion, accept payment for all or any part of the exercise price of any option in the form of shares of Common Stock of the Corporation which have already been owned by the optionee for such duration as shall be specified by the Board; or accept payment for all or any part of the exercise price of any option by the delivery (on a form prescribed by the Board) of an irrevocable direction to pledge shares of Common Stock of the Corporation to a securities broker or lender approved by the Corporation, as security for a loan, and to deliver all or part of the loan proceeds to the Corporation in payment of all or part of the exercise price and any withholding taxes; or accept payment for the exercise price of any option in the form of a full-recourse promissory note, provided that to the extent required by applicable law, the par value of the Common Stock of the Corporation shall be paid in cash; or payment of the exercise price of any option may be made in any other form that is consistent with applicable laws, regulations and rules, including but not limited to a so-called "cashless exercise" by which the optionee elects to have the Corporation withhold shares having a value equal to the exercise price from the total number of shares of Common Stock that otherwise would be received by the optionee upon his or her exercise of the option.

Options shall have such terms and be exercisable in such manner and at such times as the Committee may determine. However, each ISO must expire within a period of not more than ten (10) years from the grant date. Unless otherwise provided in the option agreement, each option shall be transferable only by will or the law of descent and distribution and shall only be exercisable by the participant during his or her lifetime.

The Committee may, at any time prior to exercise and subject to consent of the optionee, amend, modify or cancel any options previously granted and may or may not substitute in their place options at a different price and of a different type under different terms or in different amounts.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the Stock Incentive Plan is intended to be a summary of applicable federal law. State and local tax consequences may differ. Because the federal income tax rules governing options and related payments are complex and subject to frequent change, optionees are advised to consult their tax advisors prior to exercise of options or dispositions of stock acquired pursuant to option exercise.

ISOs and NSOs are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Internal Revenue Code. NSOs need not comply with such requirements.

An employee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following grant and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is treated as long-term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an ISO before satisfying the one- and two-year holding periods described above, the optionee will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the optionee's adjusted basis in the stock (usually the option price) or (ii) the difference between the fair market value of the stock on the exercise date and the option price. The balance of the consideration received on such a disposition will be long-term capital gain if the stock had been held for at least one year following exercise of the ISO. The Corporation is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirements described above. If the holding periods are not satisfied, the Corporation will be entitled to a deduction in the year the optionee disposes of the shares, in an amount equal to the ordinary income recognized by the optionee.

An employee is not taxed on the grant of a NSO. On exercise, however, the optionee recognizes ordinary income equal to the difference between the option price and the fair market value of the shares on the date of exercise. The Corporation is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. Any gain on subsequent disposition of the shares is long-term capital gain if the shares are held for at least one year following exercise. The Corporation does not receive a deduction for this gain.

The award of Common Stock to an outside director will be fully taxable to the director at the time of the grant. The Corporation will be entitled to an income tax deduction in the amount recognized by the director as ordinary income. If the outside director disposes of the Common Stock prior to 12 months after the date of grant, any gain (or loss) will be a short-term capital gain. If the shares are held for longer than 12 months, any gain (or loss) will be taxable at long-term capital gain rates.

Plan Benefits

The Committee has full discretion to determine the number and amount of options to be granted under the Stock Incentive Plan. Therefore, the benefits and amounts that will be received by each of the executive officers named in the Summary Compensation Table, the executive officers as a group and all other key management employees under the Stock Incentive Plan are not presently determinable. Details on stock options granted during 2007 and outstanding as of December 31, 2007 to the executive officers named in the Summary Compensation Table are presented herein in the tables entitled "2007 Grants of Plan-Based Awards Table" and "Outstanding Equity Awards at Fiscal Year-End Table".

Required Vote

Approval of the proposed Stock Incentive Plan requires the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the Meeting.

Recommendation of Management

The Board of Directors believes that this proposal is in the best interests of the Corporation and its shareholders, and unanimously recommends a vote "FOR" its ratification and approval.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of the following members of the Corporation's Board of Directors: Dante W. Ghidinelli (Chairman), Royce L. Friesen, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. All members of the Committee are independent as defined under SOX, the SEC Regulations and NASDAQ listing standards. Both Chairman Dante W. Ghidinelli and Mr. Kevin D. Hartwick have been, as a result of their accounting backgrounds determined to be qualified as an Audit Committee Financial Expert as defined under SOX, the SEC Regulations and NASDAQ listing standards. The Committee operates under a written charter adopted by the Board of Directors, which is included in this Proxy Statement as Appendix A. The Audit Committee, in addition to its other functions, recommends to the Board of Directors, subject to shareholder ratification, the selection of the Corporation's independent registered public accounting firm.

Management is responsible for the Corporation's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Corporation's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted accounting principles and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Corporation. The Committee's primary responsibilities include the following: (1) serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system; (2) review and evaluate the audit efforts of the Corporation's independent registered public accounting firm and internal audit department; (3) evaluate the Corporation's quarterly financial performance as well as its compliance with laws and regulations; (4) oversee management's establishment and enforcement of financial policies and business practices; and (5) facilitate communication among the independent registered public accounting firm, financial and senior management, counsel, the internal audit department and the Board of Directors.

The Audit Committee has been updated quarterly on management's process to assess the adequacy of the Corporation's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Corporations internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm the Corporation's internal control assessment process, management's assessment with respect thereto and the independent registered public accounting firm's evaluation of the Corporation's system of internal control over financial reporting.

It is not the duty or the responsibility of the Committee to conduct auditing or accounting reviews. Therefore, the Committee has relied, without further independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent registered public accounting firm included in their report on the Corporation's financial statements and internal control over financial reporting. Furthermore, the Committee's discussions with management and the independent registered public accounting firm do not provide the Committee with any other independent basis to determine or assure that the Corporation's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Corporation's financial statements has been carried out in accordance with generally accepted auditing standards or that the Corporation's independent registered public accounting firm are in fact "independent."

The Committee has reviewed and discussed the audited financial statements of the Corporation for the fiscal year ended December 31, 2007 with the Corporation's management. The Committee has discussed with Perry-Smith LLP, the Corporation's Independent Registered Public Accounting Firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Committee has also received the written disclosures and the letter from Perry-Smith LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Committee has discussed the independence of Perry-Smith LLP with that firm and based upon such information has determined that Perry-Smith LLP is independent.

The Committee has recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission and has recommended ratification of Perry-Smith LLP as the Independent Registered Public Accounting Firm for the Corporation for the fiscal year 2008.

Submitted by:

Dante W. Ghidinelli (Chairman)
Royce L. Friesen
Kevin D. Hartwick
Roger B. Kohlmeier
Dolores M. Vellutini

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Perry-Smith LLP served the Corporation as the Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2007. Perry-Smith LLP was recommended by the Audit Committee of the Board of Directors to serve as the Independent Registered Public Accounting Firm for the 2008 fiscal year, and the Board of Directors has approved the Audit Committee recommendation. The Audit Committee of the Board of Directors of the Corporation approved each professional service rendered by Perry-Smith LLP during the fiscal year 2007.

During the period covering the fiscal years ended December 31, 2007 and 2006, Perry-Smith LLP performed the professional services described below. No other services were provided in 2007 and 2006.

Description	2007	2006
Audit Fees (1)	$285,000	$238,000
Audit-Related Fees (2)	$ 28,000	$ 21,000
Tax Fees (3)	$ 64,000	$ 51,800
All Other Fees (4)	$ 15,000	–

(1) Audit fees consist of fees for professional services rendered for the audit of the Corporation's consolidated financial statements, audit of internal control over financial reporting, review of consolidated financial statements included in the Corporation's quarterly reports and services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees represent fees for the audit of the Corporation's employee benefit plans.

(3) Tax fees consist primarily of compliance fees for the preparation of tax returns.

(4) All other fees include professional services in connection with the Agreement and Plan of Merger entered into on April 10, 2007, with Sterling Financial Corporation and terminated effective December 1, 2007.

The Audit Committee of the Board of Directors has reviewed and discussed the audited financial statements of the Corporation for the fiscal year ended December 31, 2007. The Audit Committee has discussed with Perry-Smith LLP, the Corporation's Independent Registered Public Accounting Firm, the matters required to be discussed under Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (communications with audit committees). The Audit Committee has also received the written disclosures and the letter from Perry-Smith LLP required by Independence Standards Board Standard No. 1 (independence discussions with audit committees), and the Audit Committee has discussed the independence of Perry-Smith LLP with that firm and based upon such information has determined that Perry-Smith LLP is independent.

The Audit Committee consists of the following members of the Corporation's Board of Directors: Dante W. Ghidinelli (Chairman), Royce L. Friesen, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. All members of the Committee are independent as defined under SOX, the SEC Regulations and NASDAQ listing standards. Both Chairman Dante W. Ghidinelli and Mr. Kevin D. Hartwick have been, as a result of their accounting backgrounds determined to be qualified as an Audit Committee Financial Expert as defined under SOX, the SEC Regulations and NASDAQ listing standards. The Audit Committee has recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Perry-Smith LLP, which served the Corporation as Independent Registered Public Accounting Firm for the 2007 fiscal year, has been recommended by the Audit Committee of the Board of Directors of the Corporation as the Corporation's Independent Registered Public Accounting Firm for the 2008 fiscal year. Perry-Smith LLP has no interest, financial or otherwise, in the Corporation. All Proxies will be voted for the ratification of the appointment of Perry-Smith LLP, unless authority to vote for the ratification of such selection is withheld or an abstention is noted. If Perry-Smith LLP should for any reason decline or be unable to act as Independent Registered Public Accounting Firm, the Proxies will be voted for a substitute independent registered public accounting firm to be designated by the Audit Committee.

The Audit Committee of the Board of Directors of the Corporation approved each professional service rendered by Perry-Smith LLP during the 2007 fiscal year and considered whether the provision of non-audit services is compatible with maintaining their independence.

Required Vote

The approval of the ratification of the appointment of Perry-Smith LLP as the Corporation's Independent Registered Public Accounting Firm for the 2008 fiscal year requires the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the Meeting.

Recommendation of Management

The Board of Directors has approved the recommendation of the Audit Committee of the Board of Directors that Perry-Smith LLP be appointed to serve as the Corporation's Independent Registered Public Accounting Firm for the year 2008 and recommends a vote "FOR" ratification of the appointment of Perry-Smith LLP.

A representative of Perry-Smith LLP is expected to attend the Meeting and will have the opportunity to make a statement if he or she desires to do so and will respond to appropriate questions from shareholders present at the Meeting.

SHAREHOLDER PROPOSALS

The Corporation's 2009 Annual Meeting of Shareholders is scheduled for May 28, 2009. Shareholder proposals must be received by the Corporation no later than December 31, 2008, to be considered for inclusion in the Proxy Statement and Proxy for the 2009 Annual Meeting of Shareholders. Management of the Corporation will have discretionary authority to vote proxies obtained by it in connection with any shareholder proposal not submitted on or before the December 31, 2008, deadline.

OTHER MATTERS

The Board of Directors knows of no other matters which will be brought before the Meeting, but if such matters are properly presented to the Meeting, Proxies solicited hereby will be voted in accordance with the judgment of the persons holding such Proxies. All shares represented by duly executed Proxies will be voted at the Meeting.

By Order of the Board of Directors,

/s/ Leo J. Graham
Leo J. Graham
Corporate Secretary

Redding, California
April 22, 2008

APPENDIX A

AUDIT COMMITTEE CHARTER

1. **General Purpose:**

The Audit Committee of North Valley Bancorp ("Bancorp") is a committee comprised of at least three independent directors of North Valley Bancorp and will include an independent director from each of Bancorp's subsidiary banks. The Audit Committee will represent the Bancorp and all of its subsidiary banks, (the "Corporation"), for purpose of Audit Committee functions. The purpose of the Audit Committee is to act on behalf of the Bancorp and Banks' Boards of Directors in fulfilling the Boards' oversight responsibilities with respect to:

1) The integrity of the Corporation's financial statements, financial reporting processes and systems of internal control regarding finance, accounting, security, regulatory and legal compliance;

2) The independence, qualifications and performance of the Corporation's independent auditors;

3) The performance of the Corporation's internal audit function and internal auditor;

4) Communications among the independent auditors, management, the internal auditing department, and the Boards of Directors;

5) Procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Corporation's employees of concerns regarding accounting or auditing matters; and

6) Performance of Risk Management Program and of Chief Risk Officer.

2. **Statement of Policy:**

The Audit Committee shall provide assistance to the directors of the Boards in fulfilling their responsibilities to the shareholders, potential shareholders, and investment community related to accounting, reporting practices, and the quality and integrity of the financial reports of the Corporation. While the Audit Committee will not attempt to correct problems independently, they will function as an informed, vigilant and effective monitor of the Corporation's reporting process and internal controls. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the management of the Corporation. In addition, the Audit Committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out these duties, and the Corporation shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to such counsel or advisors. The Audit Committee representative shall report regularly to the Bancorp and Banks' Boards of Directors so as to keep the individual Bancorp and Banks' Boards up to date on the activities of the Audit Committee in assisting the Boards' with their oversight responsibilities.

3. **Member Independence and Qualifications:**

All members of the Audit Committee shall satisfy the independence and experience requirements of the Securities and Exchange Commission (SEC) and The Nasdaq National Market (NASDAQ) applicable to audit committee members as in effect from time to time, when and as required by the SEC and NASDAQ. All members of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement and statement of cash flows and shall not have participated in the preparation of the financial statements of the Bancorp or any current subsidiary of the Bancorp at any time during the prior three years. At least one member of the Audit Committee shall have experience or background sufficient to meet The Nasdaq financial sophistication requirements and would also meet the definition of an audit committee financial expert under the Securities Exchange Act of 1934, as amended.

4. **Member Compensation:**

The members of the committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (i) accept any consulting, advisory, or other compensatory fee from Corporation or its affiliates or (ii) be an affiliated person of Corporation or its subsidiary. Compensation for committee membership will be as set by the North Valley Bancorp Board of Directors.

5. **Responsibilities Related to Registered Public Accounting Firms and Audit Firms:**

The Audit Committee shall be directly responsible for the appointment, evaluation, termination, compensation, and oversight of the work of any registered public accounting firm ("Independent Auditor"), or any audit firm employed by the Corporation and each such firm shall report directly to the Audit Committee. The Audit Committee's retention of any Independent Auditor firm shall be subject to the applicable vote of shareholders.

The Audit Committee shall explicitly approve the engagement of the Independent Auditor for all audit and permissible non-audit related services, including compensation to be paid therefore or the engagement for such services may be entered into pursuant to pre-approval policies and procedures established by the Audit Committee, provided such policies are detailed as to the particular service, the Audit Committee is informed of the particular service, and such polices and procedures do not include delegation of the Audit Committee's responsibilities under the Securities Exchange Act of 1934, as amended, to management, provided that with respect to services other than audit, review or attest services, no pre-approval is required if all of the following conditions are met: (i) the aggregate amount of all such services accounts for no more than 5% of the total revenues paid to the Independent Auditor during the fiscal year in which the services are provided; (ii) such services were not recognized by the Corporation to be non-audit services at the time of engagement; and (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee (or one or more members delegated pursuant to the following sentence). The Audit Committee may delegate its authority to grant pre-approvals to one or more members of the Audit Committee, provided that the decisions of any Audit Committee member to whom authority is delegated to grant pre-approvals is presented to the full Audit Committee at its next meeting.

The Audit Committee shall obtain and review, at least annually, a formal written statement from the Independent Auditor delineating: (1) the internal quality control procedures of the Independent Auditor; (2) material issues raised by the Independent Auditor's most recent quality-control review; (3) steps taken to deal with the material issues raised in the quality-control review; and (4) all relationships between the Independent Auditor, and Bancorp and/or its affiliates, consistent with the Financial Accounting Standards Board Standard No. 1. The Audit Committee will consider and discuss with the Independent Auditor any disclosed relationships or services that could affect the Independent Auditor's objectivity and independence, and assess and otherwise take appropriate action to oversee the independence of the Independent Auditor.

The Audit Committee shall ensure the rotation of the lead audit partner and the "concurring or reviewing partner" every five years, and consider the adoption of a policy of rotating the Independent Auditor on a regular basis.

The Audit Committee shall meet with the Independent Auditor prior to the commencement of an audit to discuss the scope, planning and staffing of the audit.

The Audit Committee shall consider and, if deemed appropriate, adopt a policy regarding Audit Committee pre-approval of employment by the Corporation of individuals formerly employed by the Independent Auditor.

The Audit Committee shall evaluate the cooperation received by the Independent Auditor during their audit examination, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information.

The Audit Committee shall discuss with the Independent Auditor and management any conflicts or disagreements between management and the Independent Auditor regarding financial reporting, accounting practices or policies and shall be responsible for resolving any conflicts regarding financial reporting.

The Audit Committee shall confer with the Independent Auditor and with senior management regarding the scope, adequacy and effectiveness of internal auditing and financial reporting controls in effect, and any special steps taken in the event of material control deficiencies.

6. **Oversight of the Integrity of the Financial Statements:**

Upon completion of the audit, the Audit Committee shall review and discuss with the Independent Auditor and management the annual audited financial statements and make related recommendations in connection with Bancorp's 10-K filings.

The Audit Committee shall review and discuss with the Independent Auditor and management the quarterly financial statements prior to Bancorp's 10-Q filings, and any other matters required to be communicated to the Audit Committee by the Independent Auditor under Statement on Auditing Standards No. 61. The Chairperson or a member of the Audit Committee may represent the entire Audit Committee for purposes of this discussion.

The Audit Committee shall discuss with management and the Independent Auditor significant issues that arise regarding accounting principles and financial statement presentation, including the adoption of new, or material changes to existing, critical accounting policies or to the application of those policies, the potential effect of alternative accounting polices available under GAAP, the potential impact of regulatory and accounting initiatives and any other significant reporting issues and judgments.

The Audit Committee shall discuss with the Independent Auditor and management significant financial reporting issues and judgments made in connection with the preparation of Bancorp's financial statements.

7. **Oversight of Internal Audit Function and Internal Auditor / Risk Management Program and Chief Risk Officer:**

The Audit Committee shall review the appointment, performance, and termination of the Chief Risk Officer and Internal Auditor, who shall meet with the Audit Committee on a regular basis, attend meetings of the Audit Committee, and report regularly on the activities of the Audit and Risk Management function.

The Audit Committee shall approve the annual Audit and Risk Management Plan to assure the comprehensive coverage of significant risk areas.

The Audit Committee shall discuss with management, and, as appropriate, the Independent Auditor, the Corporation's major financial and other risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

The Audit Committee shall review significant Audit and Risk Review Reports ("Reports") and/or recommendations prepared by Audit and Risk Management and review management's responses to the Reports and/or recommendations.

The Audit Committee shall discuss material legal matters with the General Counsel of the holding company and subsidiary banks, including matters reflected in the Quarterly Litigation Report.

The Audit Committee shall review and approve the quarterly allowances for loan and lease losses and reports of Internal Auditors and communicate said reports to Bancorp and Bank Boards of Directors.

The Audit Committee shall review with the Independent Auditor any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Independent Auditor and management's response, if any, to such letter.

The Audit Committee shall review the results of management's efforts to monitor compliance with the programs and policies designed to ensure adherence to applicable laws and regulations, as well as to its Code of Ethics, including review and approval of insider and affiliated-party transactions.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in Bancorp's annual proxy statement.

The Audit Committee shall review and assess the adequacy of this charter annually and recommend any proposed changes to the Bancorp's Board for approval.

8. **Compliance Oversight Responsibilities:**

Obtain from the Independent Auditor assurance that Section 10a(b) of the Exchange Act has not been implicated.

The Audit Committee shall have oversight responsibility for the Banks' compliance with the Community Reinvestment Act. The Audit Committee shall review and approve the Banks' performance under this Act and recommend appointment by the appropriate Bank Board of the Community Reinvestment Act Officer.

In the event that a Suspicious Activity Report ("SAR") must be filed, in accordance with the Bank Secrecy Act and Bank policy, the SAR must be reviewed at the next scheduled meeting of the Audit Committee. In the event that the SAR involves an insider, or is of a significant dollar amount or impact to any of the Banks, a recommendation by the Bank's legal counsel will be presented to the Audit Committee, who will determine whether presentation to the full Board is necessary.

The Audit Committee shall have the authority to appoint the Bank Secrecy Act Officer and the Bank Security Officer.

9. **Complaints:**

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Specifically, employees of the Corporation will be instructed that they may submit confidential, anonymous concerns regarding questionable accounting or auditing matters to the Chairperson of the Audit Committee without fear of retaliation, as outlined in the Code of Ethics / Code of Business Conduct and Ethics Policy.

10. **Meetings:**

Regular and special meetings of the Audit Committee will be held at the time and place as the Audit Committee deems necessary and appropriate and at least on a quarterly basis.

11. **Minutes:**

The Secretary of the Audit Committee will maintain minutes and other relevant records of the meetings and activities of the Audit Committee. The minutes will be available for review by the Board and any regulatory agency having jurisdiction over the affairs of Bancorp or the Banks. In the event of any meeting in Executive Session or otherwise where the Secretary is not present, the Chair will designate an Acting Secretary of the Audit Committee for the purpose of recording the minutes of actions taken at the meeting or Executive Session thereof.

12. **Voting:**

Every act consented to by a majority of the Audit Committee members present at a meeting (at which quorum is present) will be regarded as an act of the Audit Committee, unless other consent is required pursuant to this Charter, the Articles of Incorporation or Bylaws of Bancorp or Banks or applicable law.

13. **Telephone Conference Meetings:**

Members of the Audit Committee may participate in a meeting through use of conference telephone or similar communication equipment, so long as all members participating in the meetings can hear one another. Participation in a meeting pursuant to this paragraph constitutes presence in person at the meeting.

14. **Amendments:**

This Charter of the Audit Committee may be amended only by a resolution of Bancorp's Board.

APPENDIX B

NOMINATING COMMITTEE CHARTER

PURPOSE

The purpose of the Nominating Committee is to assist the Board of Directors by (a) establishing criteria for candidates and identifying, evaluating and recommending candidates, including candidates proposed by shareholders, for election to the Board of Directors, and (b) periodically reviewing and making recommendations on the composition of the Board of Directors.

COMMITTEE MEMBERSHIP

The Nominating Committee shall be comprised of at least three independent directors appointed annually by the independent members of the Board of Directors, who shall appoint one member of the Committee to act as its Chairman. The independent members of the Board of Directors may remove members of the Committee, with or without cause. Director independence shall be determined in accordance with applicable rules of the Securities and Exchange Commission and The Nasdaq Marketplace Rules.

NOMINATION PROCESS

1. The Nominating Committee shall, as it deems appropriate, identify, evaluate and interview individuals who may be qualified to be members of the Board of Directors.

2. Each candidate evaluated by the Nominating Committee shall be required to complete one or more questionnaires and provide such additional information as the Nominating Committee shall deem necessary or appropriate. Such information shall include a personal financial statement and background information concerning the candidate. The Nominating Committee shall have the authority to retain independent advisors (including legal and accounting advisors) to assist the members of the committee in carrying out their responsibilities and duties. The Committee shall have the sole authority to approve the terms of any such engagement, including the payment of fees.

3. Candidates shall be evaluated based on the criteria established by the Nominating Committee which may include (a) satisfactory results of any background investigation, (b) experience and expertise, (c) financial resources, (d) time availability, (e) community involvement, and (f) such other criteria as the Nominating Committee may determine to be relevant. Candidates selected for consideration, as nominees must meet with the Nominating Committee and thereafter with the Board of Directors.

4. Any candidate nominated for election to the Board of Directors must (a) be recommended to the Board of Directors by the unanimous vote of approval of the members of the Nominating Committee and (b) receive a majority of votes in favor of nomination from the independent members of the Board of Directors.

5. Each existing member of the Board of Directors whose term is ending must be evaluated for nomination for re-election by the Nominating Committee. This review will include review of attendance, participation, continuing education, investment in shares, business development and community involvement. In lieu of the information required to be provided by new candidates for election to the Board of Directors described above in paragraph 2, the Nominating Committee may rely upon the information contained in the most recent annual Directors and Officers Questionnaire completed by the existing member of the Board of

Directors, subject to such additional updated information as the Nominating Committee may deem appropriate. Such existing member of the Board of Directors must receive a majority of votes in favor of nomination from the independent members of the Board of Directors (excluding such existing member).

MEETINGS

The Nominating Committee shall meet at least annually and such other times as it may deem appropriate, to evaluate and recommend to the Board of Directors nominees for election at the Annual Meeting of Shareholders prior to distribution of the Corporation's proxy solicitation materials or to fill vacancies in accordance with the Corporation's bylaws.

MINUTES

The Nominating Committee shall maintain written minutes of each meeting of the committee and such minutes shall be distributed to each member of the committee and shall be distributed to the other members of the Board of Directors.

CONFLICTS

Any conflicts between the provisions of this Charter and the provisions of the Corporation's bylaws shall be resolved in favor of the bylaw provisions and nothing contained herein shall be construed as an amendment of the Corporation's bylaws.

APPENDIX C

NORTH VALLEY BANCORP

2008 STOCK INCENTIVE PLAN

ARTICLE 1. INTRODUCTION

The Plan was adopted by the Board on February 27, 2008, subject to approval by the Company's shareholders.

The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Key Employees, including Outside Directors, to focus on critical long-range objectives, (b) encouraging the attraction and retention of Key Employees and Outside Directors with exceptional qualifications and (c) linking Key Employees and Outside Directors directly to shareholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Stock Awards or Options (which may constitute incentive stock options or nonstatutory stock options).

The Plan shall be governed by, and construed in accordance with, the laws of the State of California.

ARTICLE 2. ADMINISTRATION

2.1. Committee Composition. The Plan shall be administered by the Board or by one or more committees of the Board duly appointed for this purpose by the Board. Discretionary grants of Awards to Key Employees, including Outside Directors, may be made by, and all discretion with respect to the material terms of such Awards may be exercised by, either (a) the Board or (b) a duly appointed committee of the Board composed solely of two (2) or more Outside Directors having full authority to act in the matter. Once appointed, a committee shall administer the Plan on behalf of the Board, subject to such terms and conditions as the Board may prescribe, and shall continue to serve until otherwise directed by the Board.

2.2. Committee Responsibilities. The Committee shall:

(a) Select the Key Employees who are to receive Awards under the Plan;

(b) Determine the type, number, vesting requirements and other features and conditions of such Awards;

(c) Establish the terms and conditions required or permitted to be included in each Stock Option Agreement, or any amendment thereto, including whether an Option to be granted thereunder shall be an ISO or a NSO;

(d) Interpret the Plan; and

(e) Make all other decisions relating to the operation of the Plan.

The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

ARTICLE 3. SHARES AVAILABLE FOR GRANTS

3.1. Basic Limitation. Common Shares issued pursuant to the Plan may be authorized but unissued shares or treasury shares. The aggregate number of Common Shares initially reserved for award as Options under the Plan shall be 400,000 shares. Effective January 1, 2009 and on each January 1 thereafter for the remaining term of the Plan, the aggregate number of Common Shares which may be issued as Options under the Plan to individuals shall be increased by a number of Common Shares equal to 2% of the total number of the shares of common stock of the Company outstanding at the end of the most recently concluded calendar year. Any Common Shares that have been reserved but not issued as Options during any calendar year shall remain available for grant during any subsequent calendar year.

3.2. Additional Shares. If Options terminate for any other reason before being exercised, then the corresponding Common Shares shall again become available for Award under the Plan.

ARTICLE 4. ELIGIBILITY

4.1. General Rules. Only Key Employees (including, without limitation, independent contractors who are not members of the Board) shall be eligible for designation as Participants by the Committee. All Outside Directors shall also be eligible to receive Stock Awards described in Article 8.

4.2, Incentive Stock Options. Only Key Employees who are common-law employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Employee who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company or any of its Parents or Subsidiaries shall not be eligible for the grant of an ISO unless the requirements set forth in section 422(c)(5) of the Code are satisfied.

ARTICLE 5. OPTIONS

5.1. Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan, including but not limited to rights of repurchase and rights of first refusal. The Stock Option Agreement shall specify whether the Option is an ISO or NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. A Stock Option Agreement may provide that new Options will be granted automatically to the Optionee when he or she exercises the prior Options.

5.2. Number of Shares. Each Stock Option Agreement shall specify the number of Common Shares subject to the Option and shall provide for the adjustment of such number in accordance with Article 7.

5.3. Exercise Price. Each Stock Option Agreement shall specify the Exercise Price; provided that the Exercise Price of an ISO shall in no event be less than one hundred percent (100%) of the Fair Market Value of a Common Share on the date of grant. In the case of a NSO, a Stock Option Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the NSO is outstanding.

5.4. Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an ISO shall in no event exceed ten (10) years from the date of grant. A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's service, subject to compliance with section 422 of the Code in the case of a Stock Option Agreement for an ISO but solely at the discretion of the Committee in the case of a Stock Option Agreement for a NSO.

5.5. Effect of Change in Control. The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become fully exercisable as to all Common Shares subject to such Option in the event that a Change in Control occurs with respect to the Company.

5.6. Modification or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, alter or impair his or her rights or obligations under such Option.

ARTICLE 6. PAYMENT FOR OPTION SHARES

6.1. General Rule. The entire Exercise Price for the Common Shares issued upon exercise of Options shall be payable in cash at the time when such Common Shares are purchased, except as follows:

(a) In the case of an ISO granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. The Stock Option Agreement may specify that payment may be made in any form(s) described in this Article 6.

(b) In the case of a NSO, the Committee may at any time accept payment in any form(s) described in this Article 6.

6.2. Surrender of Stock. To the extent that this Section 6.2 is applicable, payment for all or any part of the Exercise Price may be made with Common Shares which have already been owned by the Optionee for such duration as shall be specified by the Committee. Such Common Shares shall be valued at their Fair Market Value on the date when the new Common Shares are purchased under the Plan.

6.3. Exercise/Sale. To the extent that this Section 6.3 is applicable, payment may be made by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Common Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

6.4. Exercise/Pledge. To the extent that this Section 6.4 is applicable, payment may be made by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Common Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

6.5. Cashless Exercise and Other Forms of Payment. To the extent that this Section 6.5 is applicable, payment may be made in any other form that is consistent with applicable laws, regulations and rules, including but not limited to an election by the Optionee (on a form prescribed by the Company) to exercise the Options by having the Company withhold Common Shares (having a value equal to the Exercise Price) from the total Common Shares that otherwise would be received by the Optionee upon exercise of the Options.

ARTICLE 7. PROTECTION AGAINST DILUTION

7.1. Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a declaration of a dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, a recapitalization, a spinoff or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of:

(a) The number of Options available for future Awards under Article 3;

(b) The number of Common Shares covered by each outstanding Option; or

(c) The Exercise Price under each outstanding Option.

Except as provided in this Article 7, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock or other dividend or any other increase or decrease in the number of shares of stock of any class.

7.2. Reorganizations. In the event that the Company is a party to a merger or other reorganization, outstanding Options and Stock Awards shall be subject to the agreement of merger or reorganization. Such agreement may provide (by way of example) for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting, or for settlement in cash or other consideration.

ARTICLE 8. PAYMENT OF DIRECTOR'S FEES IN SECURITIES

8.1. Effective Date. No provision of this Article 8 shall be effective unless and until the Board has determined to implement such provision.

8.2. Receipt of Stock Awards. An Outside Director shall be entitled to receive a Stock Award of nine hundred (900) shares of Common Stock as part of his or her annual retainer payment from the Company. Such Stock Awards shall be granted as prescribed by the Board under the Plan. Such an Award shall be fully vested when granted to the Outside Director. In the event the shares of Common Stock shall be changed into or exchanged for a different number or kind of shares of stock, or other securities of the Company or of another corporation (whether by reason of reorganization, merger, consolidation, recapitalization, reclassification, split-up, combination of shares, or otherwise), or if the number of shares of Common Stock shall be increased through the payment of a stock dividend, the Board shall substitute for or add to each share of Common Stock theretofore appropriated or thereafter subject or which may become subject to a Stock Award under this Section 8.2, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall be so changed, or for which each share shall be exchanged, or to which each such share shall be entitled, as the case may be. Such adjustments shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No right to fractional shares of Common Stock shall result from any adjustment in Stock Awards pursuant to this Section 8.2. In case of any such adjustment, the shares will be rounded down to the nearest whole share.

8.3. Number of Stock Awards. The number of Common Shares available to be granted to Outside Directors as Stock Awards shall equal the number of Common Shares to be issued to such Outside Directors.

ARTICLE 9. LIMITATION ON RIGHTS

9.1. Retention Rights. Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent or a Subsidiary. The Company and its Parents and Subsidiaries reserve the right to terminate the service of any employee, consultant or director at any time, and for any reason, subject to applicable laws, the Company's certificate of incorporation and Bylaws and a written employment agreement (if any).

9.2. Shareholders' Rights. A Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Common Shares covered by his or her Award prior to the issuance of a stock certificate for such Common Shares.

9.3. Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

ARTICLE 10. LIMITATION ON PAYMENTS

10.1. Basic Rule. Any provision of the Plan to the contrary notwithstanding, in the event that the independent registered public accounting firm most recently selected by the Board (the "Registered Public Accounting Firm") determine that any payment or transfer by the Company under the Plan to or for the benefit of a Participant (a "Payment") would be nondeductible by the Company for federal income tax purposes because of the provisions concerning "excess parachute payments" in section 280G of the Code, then the aggregate present value of all Payments shall be reduced (but not below zero) to the Reduced Amount; provided that the Committee, at the time of making an Award under this Plan or at any time thereafter, may specify in writing that such Award shall not be so reduced and shall not be subject to this Article 10. For purposes of this Article 10, the "Reduced Amount" shall be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by the Company because of section 280G of the Code.

10.2. Reduction of Payments. If the Registered Public Accounting Firm determine that any Payment would be nondeductible by the Company because of section 280G of the Code, then the Company shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof and of the Reduced Amount, and the Participant may then elect, in his or her sole discretion, which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount) and shall advise the Company in writing of his or her election within ten (10) days of receipt of notice. If no such election is made by the Participant within such ten (10) day period, then the Company may elect which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount) and shall notify the Participant promptly of such election. For purposes of this Article 10, present value shall be determined in accordance with section 280G(d)(4) of the Code. All determinations made by the Registered Public Accounting Firm under this Article 10 shall be binding upon the Company and the Participant and shall be made within sixty (60) days of the date when a Payment becomes payable or transferable. As promptly as practicable following such determination and the elections hereunder, the Company shall pay or transfer to or for the benefit of the Participant such amounts as are then due to him or her under the Plan and shall promptly pay or transfer to or for the benefit of the Participant in the future such amounts as become due to him or her under the Plan.

10.3. Overpayments and Underpayments. As a result of uncertainty in the application of section 280G of the Code at the time of an initial determination by the Registered Public Accounting Firm hereunder, it is possible that Payments will have been made by the Company which should not have been made (an "Overpayment") or that additional Payments which will not have been made by the Company could have been made (an "Underpayment"), consistent in each case with the calculation of the Reduced Amount hereunder. In the event that the Registered Public Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant which the Registered Public Accounting Firm believe has a high probability of success, determine that an Overpayment has been made, such Overpayment shall be treated for all purposes as a loan to the Participant which he or she shall repay to the Company, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Participant to the Company if and to the extent that such payment would not reduce the amount which is subject to taxation under section 4999 of the Code. In the event that the Registered Public Accounting Firm determine that an Underpayment has occurred, such Underpayment shall promptly be paid or transferred by the Company to or for the benefit of the Participant, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code.

10.4. Related Corporations. For purposes of this Article 10, the term "Company" shall include affiliated corporations to the extent determined by the Registered Public Accounting Firm in accordance with section 280G(d)(5) of the Code.

ARTICLE 11. WITHHOLDING TAXES

11.1. General. To the extent required by applicable federal, state, local or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan until such obligations are satisfied.

11.2. Share Withholding. A Participant may satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Common Shares that he or she previously acquired. Such Common Shares shall be valued at their Fair Market Value on the date when taxes otherwise would be withheld in cash. Any payment of taxes by assigning Common Shares to the Company may be subject to restrictions.

ARTICLE 12. ASSIGNMENT OR TRANSFER OF AWARDS

12.1. General. Except as provided in Article 11 or the Award agreement, an Award granted under the Plan shall not be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law. Except as provided in the Award agreement, an Option may be exercised during the lifetime of the Optionee only by him or her or by his or her guardian or legal representative. This Article 12 shall not preclude a Participant from designating a beneficiary who will receive any outstanding Awards in the event of the Participant's death, nor shall it preclude a transfer of Awards by will or by the laws of descent and distribution.

ARTICLE 13. FUTURE OF THE PLAN

13.1. Term of the Plan. The Plan, as originally adopted, shall become effective on February 27, 2008. The Plan shall remain in effect until it is terminated under Section 13.2, except that no ISOs shall be granted after

February 26, 2018.

13.2. Amendment or Termination. The Board may, at any time and for any reason, amend or terminate the Plan. An amendment of the Plan shall be subject to the approval of the Company's shareholders only to the extent required by applicable laws, regulations or rules. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Award previously granted under the Plan.

ARTICLE 14. DEFINITIONS

14.1. "Award" means any award of an Option or a Stock Award under the Plan.

14.2. "Board" means the Company's Board of Directors, as constituted from time to time.

14.3. "Change in Control" means the occurrence of any of the following events with respect to the Company or North Valley Bank: (i) a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or in response to any other form or report to the regulatory agencies or governmental authorities having jurisdiction over the Company or any stock exchange on which the Company's shares are listed which requires the reporting of a change in control; (ii) any merger, consolidation or reorganization of the Company or North Valley Bank in which the Company or North Valley Bank does not survive; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of any assets of the Company or North Valley Bank having an aggregate fair market value of fifty percent (50%) of the total value of the assets of the Company or North Valley Bank, reflected in the most recent balance sheet of the Company or North Valley Bank; (iv) a transaction whereby any "person" (as such term is used in the Exchange Act or any individual, corporation, partnership, trust or any other entity) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; (v) if in any one year period, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's shareholders, of each new director is approved by a vote of a least three-quarters of the directors then still in office who were directors at the beginning of the period; (iv) a majority of the members of the Board of Directors of the Company in office prior to the happening of any event determines in its sole discretion that as a result of such event there has been a change in control.

14.4. "Code" means the Internal Revenue Code of 1986, as amended.

14.5. "Committee" means a committee of the Board, as described in Article 2.

14.6. "Common Share" means one share of the no par value common stock of the Company.

14.7. "Company" means North Valley Bancorp, or its successor.

14.8. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

14.9. "Exercise Price," in the case of an Option, means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement.

14.10. "Fair Market Value" means the market price of Common Shares, determined by the Committee as follows:

> (a) If the Common Shares were traded over-the-counter on the date in question but were not classified as a national market issue, then the Fair Market Value shall be equal to the mean between the last reported representative bid and asked prices quoted by the Nasdaq system for such date;
>
> (b) If the Common Shares were traded over-the-counter on the date in question and were classified as a national market issue, then the Fair Market Value shall be equal to the last-transaction price quoted by the Nasdaq system for such date;
>
> (c) If the Common Shares were traded on a stock exchange on the date in question, then the Fair Market Value shall be equal to the closing price reported by the applicable composite transactions report for such date; and
>
> (d) If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by independent appraisals or as otherwise determined by the Committee in good faith on such basis as it deems appropriate.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in the Western Edition of The Wall Street Journal. Such determination shall be conclusive and binding on all persons.

14.11. "ISO" means an incentive stock option described in section 422(b) of the Code.

14.12. "Key Employee" means (a) a common-law employee of the Company, a Parent or a Subsidiary, (b) an Outside Director and (c) a consultant or adviser who provides services to the Company, a Parent or a Subsidiary as an independent contractor.

14.13. "NSO" means a stock option not described in sections 422 or 423 of the Code.

14.14. "Option" means an ISO or NSO granted under the Plan and entitling the holder to purchase one Common Share.

14.15. "Optionee" means an individual or estate who holds an Option.

14.16. "Outside Director" shall mean a member of the Board who is not a common-law employee of the Company, a Parent or a Subsidiary.

14.17. "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

14.18. "Participant" means an individual or estate who holds an Award.

14.19. "Plan" means the North Valley Bancorp 2008 Stock Incentive Plan, as amended from time to time.

14.20. "Stock Award" means the award of a Common Share to an Outside Director.

14.21. "Stock Option Agreement" means the agreement between the Company and an Optionee which contains the terms, conditions and restrictions pertaining to his or her Option.

14.22. "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

ARTICLE 15. EXECUTION

To record the adoption of the Plan by the Board, the Company has caused its duly authorized officer to affix the corporate name and seal hereto.

NORTH VALLEY BANCORP

By /s/ M. J. Cushman
M. J. Cushman, President/CEO

Annual Report 2007

NVB
North Valley Bancorp

Annual Meeting

May 22, 2008, 5:30 p.m.
North Valley Bancorp
Administrative Offices
300 Park Marina Circle
Redding, California

Auditors
Perry-Smith LLP
Sacramento, California

Legal Counsel
Dodd Mason George LLP
San Jose, California

Trading Exchange/Symbol
NASDAQ Global Select Market: NOVB

Market Makers
For purchases and sales of North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P., (800) 635-6851
Howe Barnes, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Web site address: www.melloninvestor.com
Shareholder Relations: (800) 839-2657

END

Annual Report 2007

